    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 1995

                                                       REGISTRATION NO. 33-61921
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                             ATC ENVIRONMENTAL INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                              4950                             46-0399408
    (State or jurisdiction of          (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)             Identification No.)

                             ATC ENVIRONMENTAL INC.
                        104 EAST 25TH STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10010
                    (Address of principal place of business)

                           MORRY F. RUBIN, PRESIDENT
                             ATC ENVIRONMENTAL INC.
                        104 EAST 25TH STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10010
                       (212) 353-8280/(212) 598-4283(FAX)
 (Name, address, and telephone number of principal executive offices and agent for service)

                                   COPIES TO:

          Steven Morse, Esq.                    Joel I. Papernik, Esq.
          Lester Morse P.C.                 Squadron, Ellenoff, Plesent &
         111 Great Neck Road                        Sheinfeld, LLP
      Great Neck, New York 11021                   551 Fifth Avenue
 (516) 487-1446/(516) 487-1452 (Fax)           New York, New York 10176
                                         (212) 661-6500/(212) 697-6686 (Fax)

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX. / /

    IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1) OF THIS FORM, CHECK THE FOLLOWING BOX. / /

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. / /

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM
                                                      PROPOSED MAXIMUM     AGGREGATE
    TITLE OF SECURITIES TO BE         AMOUNT TO BE     OFFERING PRICE       OFFERING         AMOUNT OF
            REGISTERED               REGISTERED(1)      PER UNIT(2)         PRICE(2)      REGISTRATION FEE
Common Stock, par value $.01 per
 share                              2,760,000 shares      $15.1875        $41,917,500        $14,454.31

(1) Includes 360,000 shares of Common Stock, par value $.01 per share, which the Underwriters have the option to acquire solely to cover over-allotments, if any and 700,000 shares to be sold by a Selling Stockholder.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
           SHOWING LOCATION IN PROSPECTUS OF PART I ITEMS OF FORM S-2

                                                                                       LOCATION OR CAPTION
                              ITEM NUMBER OF FORM S-2                                     IN PROSPECTUS
           -------------------------------------------------------------  ----------------------------------------------
       1.  Front of the Registration Statement and
           Outside Front Cover Page of Prospectus.......................  Cover Pages of Registration Statement and
                                                                          Prospectus
       2.  Inside Front and Outside Back Cover Pages
           of Prospectus................................................  Inside Front and Outside Back Cover Pages of
                                                                          Prospectus
       3.  Summary Information, Risk Factors and Ratio
           of Earnings to Fixed Charges.................................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds..............................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price..............................  Outside Front Cover Page of Prospectus;
                                                                          Underwriting
       6.  Dilution.....................................................  Not applicable
       7.  Selling Security Holders.....................................  Principal and Selling Stockholders
       8.  Plan of Distribution.........................................  Outside Front and Inside Front Cover Page of
                                                                          Prospectus; Price Range of Common Equity;
                                                                          Dividend Policy; Underwriting; Outside Back
                                                                          Cover Page of Prospectus
       9.  Description of Securities to be Registered...................  Description of Capital Stock
      10.  Interests of Named Experts and Counsel.......................  Legal Matters; Experts
      11.  Information with Respect to the Registrant...................  Outside Front Cover Page; Price Range of
                                                                          Common Equity; Dividend Policy;
                                                                          Capitalization; Selected Financial Data;
                                                                          Management's Discussion and Analysis of
                                                                          Financial Condition and Results of Operations;
                                                                          Business; Management; Recent Developments;
                                                                          Index to Consolidated Financial Statements
      12.  Incorporation of Certain Information
           by Reference.................................................  Incorporation of Certain Information by
                                                                          Reference
      13.  Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities...............  Description of Capital Stock

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED OCTOBER 10, 1995


                                2,400,000 SHARES

                                     [LOGO]

                                  COMMON STOCK


    Of the 2,400,000 shares of Common Stock offered hereby, 1,700,000 shares are being sold by ATC Environmental Inc. (the "Company") and 700,000 shares are being sold by selling stockholders (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.



    The Common Stock is quoted on the Nasdaq National Market under the symbol "ATCE." The last reported sale price of the Common Stock on October 9, 1995, as reported by the Nasdaq National Market, was $14.125 per share. See "Price Range of Common Equity."


    FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 6 HEREOF.
                             ---------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES  AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION
     PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                              UNDERWRITING                    PROCEEDS TO
                                             DISCOUNTS AND                      SELLING
                                PRICE TO      COMMISSIONS     PROCEEDS TO     STOCKHOLDERS
                                 PUBLIC           (1)         COMPANY (2)         (2)
Per Share..................               $               $               $               $
Total (3)..................               $               $               $               $


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting offering expenses estimated to be approximately $500,000 payable by the Company and approximately $4,729 payable by the Selling Stockholders. See "Principal and Selling Stockholders."



(3) The Company has granted to the Underwriters a 30-day option to purchase up to 360,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds  to Selling Stockholders will be $        , $        ,  $       and
    $       , respectively. See "Underwriting."


                            ------------------------


    The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Rodman & Renshaw, Inc., New York, New
York, on or about October   , 1995.


                            ------------------------

RODMAN & RENSHAW, INC.                           PENNSYLVANIA MERCHANT GROUP LTD

              The date of this Prospectus is               , 1995.

                             [MAP]

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Securities and Exchange Commission (the "Commission") (File No. 1-10583) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K, for the fiscal year ended February 28, 1995;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995; and

    3. The Company's Form 8-K dated June 29, 1995 relating to the merger of Aurora Environmental Inc. with and into the Company.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

    The Company will provide, without charge, upon written or oral request from any person to whom a copy of the Prospectus is delivered, a copy of any of the documents incorporated herein by reference in this Prospectus, not including exhibits to such documents. Such requests should be directed to ATC Environmental Inc., 104 East 25th Street, Tenth Floor, New York, New York 10010,
Attention: Stockholder Relations, telephone (212) 353-8280.
                           --------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED, ALL SHARE, PER SHARE AND FINANCIAL INFORMATION SET FORTH HEREIN ASSUMES A PUBLIC OFFERING PRICE OF $14.75 PER SHARE, AND NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. ON JUNE 29, 1995, AURORA ENVIRONMENTAL INC. ("AURORA") MERGED WITH AND INTO ATC ENVIRONMENTAL INC., WITH THE COMPANY AS THE SURVIVING CORPORATION (THE "AURORA MERGER"). UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "ATC" OR THE "COMPANY" REFER TO ATC ENVIRONMENTAL INC., ITS SUBSIDIARIES AND PREDECESSORS.

                                  THE COMPANY

    ATC is a national environmental consulting and engineering firm that provides specialized technical and project management products and services to a large, diverse client base of businesses and federal, state and local governments. Since entering the environmental consulting and engineering business in 1982, ATC has completed several acquisitions and expanded its internal operations, enabling it to increase its market penetration and the variety of products and services it offers. The Company currently operates a network of over 30 branch offices located throughout the United States, supported by in-house testing laboratories.

    The public's concern regarding exposure to contaminants stimulated the push for environmental regulations in the 1970s and 1980s. Today, the public's continuing demand for responsible action regarding human health and safety and the potential adverse impact of environmental liabilities drive the market for environmental consulting and engineering services. Independent industry estimates of the consulting and engineering services sector of the environmental market for 1994 ranged from $13 to $15 billion, with annual growth projected at 5% to 8% through the next three to four years.

    ATC has focused on five areas of specialization: (i) industrial hygiene consulting, including asbestos management, classical industrial hygiene and indoor air quality; (ii) environmental management, including environmental audits, site assessments, remedial action planning and design, and soil and groundwater remediation management; (iii) lead-based paint risk management; (iv) health and safety consulting, including health and safety training, hazardous materials site safety planning and industrial safety consulting; and (v) management information systems for comprehensive environmental risk assessment and management. These areas of specialization contributed approximately 65%, 19%, 10%, 5% and 1%, respectively, of the Company's revenues in fiscal 1995.

    The Company believes that certain sectors of the environmental consulting and engineering market will experience significant growth over the next several years with demand for products and services growing even in the absence of increased governmental regulations. Independent industry sources project annual growth rates of 10%, 13%, 15% and 20% for lead-based paint management, occupational safety and industrial hygiene services, indoor air quality consulting and environmental software, respectively.

    The Company has experienced substantial increases in revenues and net income over the past three fiscal years. ATC's revenues were $16,539,254, $26,664,385 and $36,271,557, respectively, in its 1993, 1994 and 1995 fiscal years, representing a compounded annual growth rate of 48.1% over such periods. Furthermore, ATC's net income was $353,144, $1,867,048 and $3,256,520, respectively, in such fiscal years, representing a compounded annual growth rate of 203.7% over such periods. For the Company's first fiscal quarter of 1996, revenues increased 32.4% to $10,814,953 over the comparable period of fiscal 1995, while net income increased 29.8%, to $895,128.

    ATC attributes these positive operating results to its integrated strategy which includes: (i) an aggressive, but disciplined, acquisition program; (ii) the enhancement of operations through the integration of acquired businesses with the Company's existing operations; (iii) a focus on certain higher growth sectors of the environmental consulting and engineering services market, and certain higher margin services such as policy development and decision support;
(iv) an emphasis on basic business management issues, such as employee utilization, credit and collections management, and regional profit center accountability; and

(v) the development of a national presence in a market typified by local and regional firms. Upon the completion of this offering, the Company intends to employ this strategy as it seeks to further penetrate the markets for its core services and to expand its range of products and services through strategic acquisitions and internal growth.

    The Company's principal executive office is located at 104 East 25th Street, Tenth Floor, New York, New York 10010 and its telephone number is (212) 353-8280.

                                  THE OFFERING


Common Stock Offered by the Company...................  1,700,000 shares
Common Stock to be Offered by the Selling               700,000 shares
Stockholders..........................................
Common Stock to be Outstanding after the Offering.....  7,557,623 shares (1)
Use of Proceeds.......................................  To  expand the Company's operations through acquisitions  and  internal
                                                        growth;    to   repay    the   debt
                                                        outstanding  under  the   Company's
                                                        revolving  credit facility; and for
                                                        general working capital purposes.
Nasdaq National Market Symbol.........................  "ATCE"


------------------------

(1) Does not include the following: (a) 570,620 shares reserved for issuance under outstanding Class C Common Stock Purchase Warrants (see "Description of Capital Stock"); (b) 395,020 shares reserved for issuance upon exercise of currently outstanding stock options issued under the Company's existing Stock Option Plans (see Note F of the Company's Notes to Consolidated Financial Statements for the year ended February 28, 1995); (c) 25,000 shares reserved for issuance outside of the Company's stock option plans; and (d) 572,250 shares reserved for issuance upon exercise of currently outstanding stock options and stock purchase warrants issued in exchange for previously outstanding stock options and stock purchase warrants of Aurora pursuant to the Aurora Merger. See "Recent Developments."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth, for the periods and at the dates indicated, summary historical and pro forma consolidated financial data of the Company. The unaudited consolidated financial statements of the Company as of and for the six months ended August 31, 1994 and 1995 reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments), for a fair presentation of such financial data. The summary consolidated historical financial data has been derived from the audited and unaudited historical consolidated financial statements of the Company and should be read in conjunction with such financial statements and the notes thereto included elsewhere in this Prospectus.

    The pro forma unaudited combined financial data has been derived from the audited and unaudited financial statements of the Company, Aurora and Con-Test, Inc. ("Con-Test") and should be read in conjunction with the pro forma unaudited combined financial data and notes thereto included elsewhere in this Prospectus. The pro forma results of operations for the year ended February 28, 1995 and six months ended August 31, 1995 are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated prior to the periods in which they were completed, or that might be attained in the future.

                                                                                                        SIX MONTHS ENDED AUGUST
                                                              FISCAL YEAR ENDED FEBRUARY 28,                      31,
                                                    --------------------------------------------------  ------------------------
                                                                                            PRO FORMA
                                                      1993(1)    1994(1)(2)     1995(3)      1995(4)      1994(2)      1995(3)
                                                    -----------  -----------  -----------  -----------  -----------  -----------
SELECTED STATEMENT OF OPERATIONS DATA:
  Revenues........................................   $  16,539    $  26,664    $  36,272    $  40,808    $  16,889    $  22,464
  Gross profit....................................       6,650       12,294       17,916       20,683        8,355       10,799
  Operating income................................         728        3,227        5,625        5,746        2,824        3,613
  Income before income taxes......................         653        3,077        5,301        5,379        2,717        3,384
  Net income(6)...................................   $     353    $   1,867    $   3,257    $   3,305    $   1,671    $   2,414
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------  -----------
SELECTED PER SHARE DATA:
Earnings per common share:
  Primary(6)......................................   $     .07    $     .35    $     .57    $     .53    $     .30    $     .38
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------  -----------
  Fully diluted(6)................................   $     .07    $     .35    $     .56    $     .51    $     .30    $     .38
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                    -----------  -----------  -----------  -----------  -----------  -----------
Weighted average number of shares outstanding:
  Primary.........................................       5,294        5,377        5,754        6,224        5,497        6,333
  Fully diluted...................................       5,298        5,396        5,850        6,419        5,536        6,333


                                                     PRO FORMA
                                                      1995(4)
                                                    -----------
SELECTED STATEMENT OF OPERATIONS DATA:
  Revenues........................................   $  22,464
  Gross profit....................................      10,799
  Operating income................................       3,502
  Income before income taxes......................       3,310
  Net income(6)...................................   $   2,369
                                                    -----------
                                                    -----------
SELECTED PER SHARE DATA:
Earnings per common share:
  Primary(6)......................................   $     .35
                                                    -----------
                                                    -----------
  Fully diluted(6)................................   $     .35
                                                    -----------
                                                    -----------
Weighted average number of shares outstanding:
  Primary.........................................       6,729
  Fully diluted...................................       6,729



                                                                                            AT AUGUST 31, 1995
                                                                                        --------------------------
                                                                                         ACTUAL    AS ADJUSTED(5)
                                                                                        ---------  ---------------
SELECTED BALANCE SHEET DATA:
  Working capital.....................................................................  $  11,234     $  29,429
  Total assets........................................................................     28,699        46,394
  Short-term and long-term debt.......................................................      6,573         1,323
  Stockholders' equity................................................................     16,254        39,199


(1) On June 10, 1992, ATC entered into an agreement to acquire Bio/West, Inc. This transaction was rescinded effective as of May 31, 1993.

(2)  ATC  acquired the  operations of BSE  Management, Inc.  effective April 30,
     1993.

(3) ATC acquired certain assets of Con-Test effective October 1, 1994. See "Recent Developments."

(4) The pro forma operating data gives effect to the acquisition of certain assets of Con-Test and the Aurora Merger as if they had occurred at the beginning of the period presented. Pro forma fully diluted earnings per share after giving effect to the Con-Test acquisition, but without giving effect to the Aurora Merger, is $.56 for the fiscal year ended February 28, 1995. See "Recent Developments."


(5) Adjusted to reflect receipt by the Company of estimated net proceeds from the issuance of 1,700,000 shares and to repay the debt outstanding under the Company's credit facilities. See "Use of Proceeds" and "Capitalization."



(6) Net income and pro forma net income for the six months ended August 31, 1995, includes a one-time tax benefit of $350,000 ($.05 per share) resulting from the anticipated utilization of the net operating loss carryforward which existed for Aurora prior to the Aurora Merger.

                                  RISK FACTORS

    In evaluating an investment in the Common Stock being offered hereby, investors should consider carefully, among other things, the following risk factors, as well as the other information contained in this Prospectus and the documents incorporated herein by reference.

GROWTH AND ACQUISITION RISKS

    One of the Company's primary strategies is to increase its revenues and the markets it serves through the acquisition of other companies. Although the Company has successfully completed several acquisitions, there can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into ATC's operations without substantial costs, delays or other problems. In addition, there can be no assurance that any companies acquired will be profitable at the time of their acquisition or will achieve sales and profitability that justify the investment therein. Acquisitions may involve a number of special risks, including adverse effects on the Company's reported operating results, diversion of management's attention, dependence on retention and hiring of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial performance. The expansion of the Company's operations, whether through acquisitions or internal growth, may place substantial burdens on the Company's management resources and financial controls. There is no assurance that the increasing burdens on the Company's management resources and financial controls will not have an adverse effect on the Company's operations. See "Use of Proceeds" and "Business -- Strategy."

POTENTIAL LIABILITY AND INSURANCE

    The Company is engaged in a wide range of advisory services, from lead-based paint risk management and industrial hygiene to health and safety training programs. Due to the nature of the Company's services, ATC is exposed to a significant risk of professional liability for environmental damage, property damage, personal injury and economic loss which may substantially exceed the fees derived from such services. ATC currently maintains a "claims made"
professional liability insurance policy, including contractor's pollution liability coverage, for claims with a limit of $2,000,000 and a deductible of $150,000, although increased limits have been obtained on a specific endorsement basis to meet the needs of particular clients or contracts. The Company's policy covers both errors and omissions. A "claims made" policy only insures against claims filed during the period in which the policy is in effect. Although the Company believes that its current level of insurance coverage is adequate to protect it from the type and level of liability exposure that it can reasonably expect to encounter during its ordinary course of business, the coverage would most likely be inadequate if a catastrophic event occurred for which the Company was found to be liable. The relatively low dollar amount of the policy limit currently maintained, the possible future unavailability or modification of this insurance or any significant increase in insurance rates could have a material adverse effect on ATC's operations. Further, because clients may require that ATC maintain liability insurance, the possible future unavailability of such insurance could adversely affect ATC's ability to compete effectively. In the event the Company expands its services into new markets, no assurance can be given that the Company will be able to obtain insurance coverage for such activities or, if insurance is obtained, that the dollar amount of any liabilities incurred in connection with the performance of such services will not exceed policy limits. See "Business -- Insurance."

CHANGING REGULATORY ENVIRONMENT

    The growth of the environmental consulting and engineering services industry has been largely attributed to the increase in environmental regulation and the response of governmental and commercial entities and financial institutions to public concern with environmentally contaminated facilities. The demand for environmental consulting and engineering services has been, in part, the result of facility owners or operators attempting to comply with or avoid liability under environmental regulations at the federal, state or local levels. Because of the burden imposed with respect to complying with such regulations, various groups have sought to relax or repeal certain forms of environmental regulation. There can be no assurance that such regulation will not be curtailed in the future. While the Company believes that the demand for its services is also attributable to factors other than regulatory compliance, there can be no assurance that changes in environmental laws and regulations would not have a material adverse effect on the Company's business. See "Business -- The Environmental Consulting and Engineering Services Industry" and "-- Environmental Regulation."

POTENTIAL ENVIRONMENTAL LIABILITY

    The Company's operations include advising clients on the handling, storage and disposal of hazardous material, toxic wastes and other pollutants and the remediation of contamination. These services may expose the Company's employees and others to dangerous elements and may involve a significant risk to the Company for liability for environmental damage, personal injury, property damage and fines and costs imposed by regulatory agencies. Claims may be asserted against the Company under federal and state statutes and regulations, common law, contractual indemnification agreements or otherwise. There can be no assurance that the Company will not be subject to claims which could materially and adversely affect the operations of the Company. See "Business -- Environmental Regulation."

COMPETITION

    The environmental consulting and engineering services industry is fragmented and subject to intense competition. In addition to several thousand local and regional consulting firms, ATC competes with several national environmental consulting and engineering firms such as Law Engineering, Inc., The Earth Technology Corporation (USA), Professional Service Industries, Inc. and Dames & Moore, Inc. Many of ATC's present and future competitors may have greater financial, technical and personnel resources than ATC. Historically, competition in the environmental consulting and engineering services industry has been based primarily on the quality, timeliness and costs of services. Competition is likely to increase as the industry continues to mature and consolidate. See "Business -- Competition."

FLUCTUATIONS IN OPERATING RESULTS

    The Company's operating results may vary from period to period due to a variety of factors, including the size and timing of the Company's projects and the impact of acquisitions.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 1,700,000 shares of Common Stock being offered by the Company are estimated to be approximately $22,945,000 after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of the shares offered by the Selling Stockholders.



    The Company plans to utilize a portion of the net proceeds of this offering to repay the debt outstanding under its credit facilities. At October 10, 1995, $5,500,000 was outstanding under these credit facilities. It is anticipated that a substantial portion of the remaining net proceeds of this offering will be utilized to expand the Company's operations through strategic acquisitions of companies with complementary services, products or technologies, as well as through internal expansion. In addition, the net proceeds of this offering will be available for general working capital purposes.


    The Company is actively exploring acquisition opportunities, has identified a number of companies which it might wish to acquire and has engaged in certain preliminary due diligence activities. These activities have not resulted in any contract, understanding or arrangement for an acquisition as of the date of this Prospectus. Because a significant portion of the net proceeds will be available for acquisitions, internal expansion and general working capital purposes, the Company's Board of Directors will have broad discretion with respect to the application of such proceeds. The Company may not be able to consummate
acquisitions   or  identify  and   obtain  projects  that   meet  the  Company's
requirements.

    Pending the application of such proceeds, the Company intends to invest the net proceeds of this offering in bank deposits and short-term, investment grade securities, including government obligations and money market instruments.

                          PRICE RANGE OF COMMON EQUITY


    The Company's Common Stock and Class C Common Stock Purchase Warrants ("Class C Warrants") are listed on the Nasdaq National Market under the symbols "ATCE" and "ATCEL," respectively. Prior to August 23, 1995, the Company's Common Stock and Class C Warrants were listed on the Nasdaq Small Cap Market under the same symbols. The Class C Warrants are exercisable at $10.00 per share and expire September 30, 1996, subject to the Company's right to call such warrants on 30 days' prior notice. The following table sets forth, for the quarters indicated, the high and low bid prices of these securities on the Nasdaq Small Cap Market and the high and low sales prices on the Nasdaq National Market, as applicable.


                                  COMMON STOCK


                                                                              HIGH         LOW
                                                                              -----        ---
FISCAL YEAR ENDED FEBRUARY 28, 1994:
  First Quarter..........................................................   $       41/2 $       3
  Second Quarter.........................................................           61/2         46/16
  Third Quarter..........................................................           77/8         5
  Fourth Quarter.........................................................           71/2         65/8
FISCAL YEAR ENDED FEBRUARY 28, 1995:
  First Quarter..........................................................   $      12   $       65/8
  Second Quarter.........................................................          111/2         91/4
  Third Quarter..........................................................          173/4         91/8
  Fourth Quarter.........................................................          175/8        131/4
FISCAL YEAR ENDED FEBRUARY 28, 1996:
  First Quarter..........................................................   $      183/8 $       87/8
  Second Quarter (through August 22, 1995)...............................          153/4        131/4
  Second Quarter (August 23 through August 31, 1995)*....................          151/8        133/4
  Third Quarter (through October 9, 1995)*...............................          17          141/8


                                CLASS C WARRANTS


                                                                              HIGH         LOW
                                                                              -----        ---
FISCAL YEAR ENDED FEBRUARY 28, 1994:
  First Quarter..........................................................   $        3/16 $        1/8
  Second Quarter.........................................................            3/4          1/8
  Third Quarter..........................................................            5/8          1/8
  Fourth Quarter.........................................................            1/2          1/4
FISCAL YEAR ENDED FEBRUARY 28, 1995:
  First Quarter..........................................................   $       21/8 $        11/32
  Second Quarter.........................................................           21/4          7/8
  Third Quarter..........................................................           73/4         15/16
  Fourth Quarter.........................................................           8           55/8
FISCAL YEAR ENDED FEBRUARY 28, 1996:
  First Quarter..........................................................   $       81/2 $       3
  Second Quarter (through August 22, 1995)...............................           75/8         51/2
  Second Quarter (August 23 through August 31, 1995)*....................           7           51/2
  Third Quarter (through October 9, 1995)*...............................           91/8         61/4

------------------------
*    Represents high and low sales prices on the Nasdaq National Market.


    The quotations in the tables above reflect inter-dealer prices without retail markups, markdowns or commissions. In addition, for all periods prior to August 23, 1995, they do not represent actual transactions.


    On October 9, 1995, the last reported sale price for the Company's Common Stock and Class C Warrants on the Nasdaq National Market were $14.125 and $7.50, respectively.



    As of October 9, 1995, there were approximately 780 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has not paid any dividends since its inception and for the foreseeable future intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that dividends will ever be paid by ATC. Additionally, under the terms of its revolving credit facility with its principal lender, ATC may not pay dividends without such lender's consent.

                                 CAPITALIZATION


    The following table sets forth the consolidated capitalization of the Company at August 31, 1995, and as adjusted, to reflect the sale of 1,700,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom. The following table should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus.



                                                                                              AT AUGUST 31, 1995
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                                (IN THOUSANDS)
Short-term debt, including current maturities of long-term debt               ............  $   1,196   $     696
Long-term debt, less current maturities (1)...............................................      5,377         627
                                                                                            ---------  -----------
Total indebtedness........................................................................      6,573       1,323
                                                                                            ---------  -----------
Stockholders' equity:
  Common stock, par value $.01 per share; authorized 20,000,000 shares: issued and
   outstanding: 5,857,390; and pro forma as adjusted: 7,557,390 shares (2)................         59          76
  Additional paid-in capital (3)..........................................................      7,495      30,423
  Retained earnings.......................................................................      8,701       8,701
                                                                                            ---------  -----------
Total stockholders' equity................................................................     16,254      39,199
                                                                                            ---------  -----------
    Total capitalization..................................................................  $  22,828   $  40,523
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------------
Note: Numbers may not add due to rounding.

(1) For a description of the Company's long-term debt, see Note D of the Company's Notes to Consolidated Financial Statements for the year ended February 28, 1995.


(2) Does not include the following: (a) 570,620 shares reserved for issuance under outstanding Class C Warrants (see "Description of Capital Stock"); (b) 395,020 shares reserved for issuance upon exercise of currently outstanding stock options issued under the Company's existing Stock Option Plans (see Note F of the Company's Notes to Consolidated Financial Statements for the year ended February 28, 1995); (c) 25,000 shares reserved for issuance outside of the Company's stock option plans; (d) 572,250 shares reserved for issuance upon exercise of currently outstanding stock options and stock purchase warrants issued in exchange for previously outstanding stock options and stock purchase warrants of Aurora pursuant to the Aurora Merger (see "Recent Developments"); and (e) 233 shares of Common Stock issued after August 31, 1995.


(3) Amount is net of notes receivable for Common Stock purchased in the amount of $45,000.

                              RECENT DEVELOPMENTS

MERGER OF AURORA INTO ATC

    Effective June 29, 1995, ATC and Aurora were merged, with ATC as the surviving corporation. Prior to the Aurora Merger, Aurora was a holding company which owned approximately 57% of ATC's outstanding Common Stock and had substantially no other assets. In connection with the merger, each outstanding share of Aurora common stock was exchanged for .545 shares of Common Stock. ATC issued 3,341,452 shares of Common Stock in exchange for 6,131,104 shares of Aurora's common stock, and issued options and warrants entitling the holders thereof to purchase up to 604,950 shares of Common Stock upon exercise in replacement of previously outstanding options and warrants to purchase Aurora's common stock. As a result of the Aurora Merger, ATC anticipates that it will be able to utilize Aurora's net operating loss carryforward of approximately $970,000 at May 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ACQUISITION OF ASSETS OF CON-TEST


    Effective October 1, 1994, ATC purchased certain assets and assumed certain liabilities of Con-Test, a Massachusetts-based environmental consulting and engineering company with branch offices in Massachusetts, Connecticut, Vermont, Rhode Island, New York and Pennsylvania. Con-Test's primary services included industrial hygiene, environmental and industrial health and safety, and lead-based paint management. It also maintained an analytical laboratory and had developed a line of environmental facilities management software used by several industrial firms and federal government agencies. The total consideration for this acquisition was approximately $7,760,000, consisting of $2,100,000 in cash, restricted shares of Common Stock valued at $493,000, $535,000 in a three-year promissory note, $4,500,000 of assumed liabilities and $132,000 for acquisition costs. Certain of this consideration is contingent upon collection of outstanding receivables acquired by ATC. Immediately upon acquiring the assets of Con-Test, the Company instituted several cost-saving measures, including the elimination of certain employees and facilities, to improve Con-Test's operations and integrate it with the existing operations of the Company. (See Pro Forma Unaudited Combined Financial Data and notes thereto included elsewhere in this Prospectus.) On September 28, 1995, the Company served the seller with a notice of set-off pursuant to the purchase agreement. Under this set-off, ATC is entitled to recover shares of its Common Stock orginally issued to the seller, valued at the closing price of the stock at the date of the claim, equal to the net uncollected receivables acquired in the purchase. The net uncollected receivables were approximately $460,000 and accordingly the Company expects to recover approximately 32,000 shares of its Common Stock previously issued in the acquisition. The effect of this transaction on the financial position of ATC will be to reduce the recorded net accounts receivable, reduce Common Stock and additional paid in capital and to increase goodwill. This transaction will be recorded in the Company's third quarter.


OTHER RECENT ACQUISITIONS

    On January 4, 1995, ATC agreed to assume the service performance obligations under certain contracts of Microbial Environmental Services, Inc. ("MES"). MES was engaged in the business of remediation of contaminated soils and water utilizing enhanced naturally occurring biological processes. The services provided by MES also included assessment of contaminated properties, design of bio-remediation systems, management of bio-remediation projects and monitoring of compliance with clean up standards.

    On January 13, 1995, ATC acquired certain assets and assumed certain specified liabilities of R.E. Blattert and Associates ("R.E. Blattert"). R.E. Blattert's main area of expertise was in groundwater resource management.

EXERCISE OF CLASS B WARRANTS

    Between August 1, 1994 and September 30, 1994, the Company received gross proceeds of $2,278,424 from the exercise of 284,803 of the 285,817 issued and outstanding Class B Common Stock Purchase Warrants ("Class B Warrants"), which were exercised at an exercise price of $8.00 per share. Upon exercise, each Class B Warrant holder received one share of Common Stock and one Class C Warrant. The Class B Warrants that were not exercised expired as of September 30, 1994. The Class B Warrants were issued by the Company in 1990 in connection with an exchange offer pursuant to which holders of the Company's then outstanding Common Stock Purchase Warrants received Class B Warrants in addition to other consideration. See "Description of Capital Stock."

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth, for the periods and at the dates indicated, selected historical and pro forma consolidated financial data of the Company. The unaudited consolidated financial statements of the Company as of and for the six months ended August 31, 1994 and 1995 reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments), for a fair presentation of such financial data. The selected consolidated historical financial data has been derived from the audited and unaudited historical consolidated financial statements of the Company, and in the case of fiscal years ended February 28, 1993, 1994 and 1995 and the six months ended August 31, 1994 and 1995 should be read in conjunction with such financial statements and the notes thereto included elsewhere in this Prospectus.

    The pro forma unaudited combined financial data has been derived from the audited and unaudited financial statements of the Company, Aurora and Con-Test, and should be read in conjunction with the pro forma unaudited combined financial data and notes thereto included elsewhere in this Prospectus. The pro forma results of operations for the fiscal year ended February 28, 1995 and the six months ended August 31, 1995 are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated prior to the periods in which they were completed, or that might be attained in the future.

                                                                                                                     SIX
                                                                                                                   MONTHS
                                                                                                                    ENDED
                                                                                                                   AUGUST
                                                               FISCAL YEAR ENDED FEBRUARY 28,                        31,
                                            --------------------------------------------------------------------  ---------
                                                                                                      PRO FORMA
                                              1991      1992(1)    1993(2)   1994(2)(3)    1995(4)     1995(5)     1994(3)
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
SELECTED STATEMENT OF OPERATIONS DATA:
  Revenues................................  $  10,437  $  10,578  $  16,539   $  26,664   $  36,272   $  40,808   $  16,889
  Cost of revenues........................      4,986      5,433      9,890      14,370      18,355      20,124       8,534
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
  Gross profit............................      5,451      5,146      6,650      12,294      17,916      20,683       8,355
  Operating expenses:
  Selling.................................        632        674        686         785       1,106       1,396         518
  General and administrative..............      4,316      4,634      5,151       8,140      10,997      13,335       4,929
  Provision for bad debts.................         74        100         85         143         189         205          85
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
                                                5,022      5,407      5,922       9,068      12,291      14,937       5,532
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
  Operating income (loss).................        430       (262)       728       3,227       5,625       5,746       2,824
  Nonoperating expense (income):
  Interest expense........................        107        115        115         185         286         421         130
  Interest income.........................       (119)      (130)       (50)        (45)        (34)        (37)        (22)
  Other expense (income), net.............          8        128          9           9          73         (16)         (1)
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
                                                    4        114         74         149         324         368         107
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
  Income (loss) before taxes..............        434       (375)       653       3,077       5,301       5,379       2,717
  Income tax expense (benefit) (6)........        210       (139)       300       1,210       2,044       2,074       1,046
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
  Net income (loss) (6)...................  $     224  $    (236) $     353   $   1,867   $   3,257   $   3,305   $   1,671
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
SELECTED PER SHARE DATA:
  Earnings (loss) per common share:
    Primary (6)...........................  $     .04  $    (.05) $     .07   $     .35   $     .57   $     .53   $     .30
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
    Fully diluted (6).....................  $     .04  $    (.05) $     .07   $     .35   $     .56   $     .51   $     .30
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
                                            ---------  ---------  ---------  -----------  ---------  -----------  ---------
  Weighted average number of shares
   outstanding:
    Primary...............................      5,142      5,027      5,294       5,377       5,754       6,224       5,497
    Fully diluted.........................      5,142      5,027      5,298       5,396       5,850       6,419       5,536


                                                        PRO FORMA
                                             1995(4)     1995(5)
                                            ---------  -----------
SELECTED STATEMENT OF OPERATIONS DATA:
  Revenues................................  $  22,464   $  22,464
  Cost of revenues........................     11,665      11,665
                                            ---------  -----------
  Gross profit............................     10,799      10,799
  Operating expenses:
  Selling.................................        714         714
  General and administrative..............      6,353       6,464
  Provision for bad debts.................        119         119
                                            ---------  -----------
                                                7,186       7,297
                                            ---------  -----------
  Operating income (loss).................      3,613       3,502
  Nonoperating expense (income):
  Interest expense........................        249         249
  Interest income.........................        (48)        (49)
  Other expense (income), net.............         27          (8)
                                            ---------  -----------
                                                  229         192
                                            ---------  -----------
  Income (loss) before taxes..............      3,384       3,310
  Income tax expense (benefit) (6)........        970         941
                                            ---------  -----------
  Net income (loss) (6)...................  $   2,414   $   2,369
                                            ---------  -----------
                                            ---------  -----------
SELECTED PER SHARE DATA:
  Earnings (loss) per common share:
    Primary (6)...........................  $     .38   $     .35
                                            ---------  -----------
                                            ---------  -----------
    Fully diluted (6).....................  $     .38   $     .35
                                            ---------  -----------
                                            ---------  -----------
  Weighted average number of shares
   outstanding:
    Primary...............................      6,333       6,729
    Fully diluted.........................      6,333       6,729

                                                                         AT FEBRUARY 28,
                                                     -------------------------------------------------------  AT AUGUST 31,
                                                       1991      1992(1)    1993(2)   1994(2)(3)    1995(4)     1995 (4)
                                                     ---------  ---------  ---------  -----------  ---------  -------------
SELECTED BALANCE SHEET DATA:
  Working capital..................................  $   3,828  $   3,470  $   3,343   $   6,049   $   8,114   $    11,234
  Total assets.....................................      7,881      6,991      9,335      14,157      25,009        28,699
  Short-term and long-term debt....................        971        771      1,637       2,841       4,822         6,573
  Stockholders' equity.............................      5,344      5,092      5,813       7,659      13,813        16,254


------------------------
Note: Numbers may not add due to rounding.

(1) ATC acquired the operations of Dennison Environmental, Inc. effective July 23, 1991.

(2) On June 10, 1992, ATC entered into an agreement to acquire Bio/West, Inc. This transaction was rescinded effective as of May 31, 1993.

(3)  ATC acquired  the operations  of BSE  Management, Inc.  effective April 30,
    1993.

(4) ATC acquired certain assets of Con-Test effective October 1, 1994.

(5) The pro forma operating data gives effect to the Con-Test acquisition and the Aurora Merger as if they had occurred at the beginning of the period presented. Pro forma fully diluted earnings per share after giving effect to the Con-Test acquisition, but without giving effect to the Aurora Merger, is $.56 for the fiscal year ended February 28, 1995.


(6) Net income and pro forma net income for the six months ended August 31, 1995, includes a one-time tax benefit of $350,000 ($.05 per share) resulting from the anticipated utilization of the net operating loss carryforward which existed for Aurora prior to the Aurora Merger.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Selected Financial Data and the Company's audited and unaudited consolidated financial statements, pro forma unaudited combined financial data and the respective notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data of the Company expressed as a percentage of revenues.


                                                       FISCAL YEAR ENDED FEBRUARY 28,            SIX MONTHS ENDED AUGUST 31,
                                                --------------------------------------------  ---------------------------------
                                                                                  PRO FORMA                          PRO FORMA
                                                  1993       1994       1995        1995        1994       1995        1995
                                                ---------  ---------  ---------  -----------  ---------  ---------  -----------
Revenues......................................      100.0%     100.0%     100.0%      100.0%      100.0%     100.0%      100.0%
Cost of revenues..............................       59.8       53.9       50.6        49.3        50.5       51.9        51.9
                                                ---------  ---------  ---------       -----   ---------  ---------       -----
Gross profit..................................       40.2       46.1       49.4        50.7        49.5       48.1        48.1
Operating expenses:
Selling.......................................        4.1        2.9        3.0         3.4         3.1        3.2         3.2
General and administrative....................       31.1       30.5       30.3        32.7        29.2       28.3        28.8
Provision for bad debts.......................        0.5        0.5        0.5         0.5         0.5        0.5         0.5
                                                ---------  ---------  ---------       -----   ---------  ---------       -----
                                                     35.8       34.0       33.9        36.6        32.8       32.0        32.5
                                                ---------  ---------  ---------       -----   ---------  ---------       -----
Operating income..............................        4.4       12.1       15.5        14.1        16.7       16.1        15.6
Nonoperating expense (income):
Interest expense..............................        0.7        0.7        0.8         1.0         0.8        1.1         1.1
Interest income...............................       (0.3)      (0.2)      (0.1)       (0.1)       (0.1)      (0.2)       (0.2)
Other expense, net............................        0.1        0.0        0.2         0.0         0.0        0.1        (0.0)
                                                ---------  ---------  ---------       -----   ---------  ---------       -----
                                                      0.4        0.6        0.9         0.9         0.6        1.0         0.9
                                                ---------  ---------  ---------       -----   ---------  ---------       -----
Income before income taxes....................        3.9       11.5       14.6        13.2        16.1       15.1        14.7
Income tax expense............................        1.8        4.5        5.6         5.1         6.2        4.3         4.2
                                                ---------  ---------  ---------       -----   ---------  ---------       -----
Net income....................................        2.1%       7.0%       9.0%        8.1%        9.9%      10.7%       10.5%
                                                ---------  ---------  ---------       -----   ---------  ---------       -----
                                                ---------  ---------  ---------       -----   ---------  ---------       -----


--------------
Note: Numbers may not add due to rounding.


  SIX MONTHS ENDED AUGUST 31, 1995 COMPARED WITH SIX MONTHS ENDED AUGUST 31,
1994



    Revenues in the six months ended August 31, 1995 increased 33.0% to $22,464,431 compared with $16,889,112 in the six months ended August 31, 1994. This increase was primarily attributable to the positive effect of acquisitions completed during the second half of fiscal 1995. During the six months ended August 31, 1995, increased revenues from certain existing operations were offset by lower revenues from a significant customer due to delays in funding for certain projects and the completion of certain work for another significant customer.



    Revenues in the six months ended August 31, 1995 from ATC's branch offices having comparable operations in the six months ended August 31, 1994 increased 1.2% to $17,092,786, compared with $16,889,112 in the six months ended August 31, 1994. If revenues from certain large projects for two significant customers discussed below are eliminated in each period, ATC's revenues from existing branch offices having comparable operations would have increased 17.7% to $14,919,939 in the six months ended August 31, 1995, compared with $12,673,323 in the six months ended August 31, 1994. In the six months ended August 31, 1995, ATC continued to penetrate its existing markets and benefitted from the acquisitions of certain assets of Con-Test, MES and R.E. Blattert. Revenues attributable to operations resulting from these acquisitions totaled $5,371,645, or 23.9% of revenues, for the six months ended August 31, 1995.



    Revenues in the six months ended August 31, 1995 earned directly from the New York City School Construction Authority ("NYCSCA") decreased 21.9% to $1,416,786, compared with $1,814,420 in the six months ended August 31, 1994. As a percentage of revenues, revenues from the NYCSCA decreased to 6.3% in the six months ended August 31, 1995, compared with 10.7% in the six months ended August 31, 1994. During the first quarter of fiscal 1996, delays in the approval of the NYCSCA's program budget and funding requests for the New York City school construction and maintenance program resulted in diminished service levels in asbestos management consulting and testing services and, consequently, lower revenues to ATC under this program. The NYCSCA's construction and maintenance program is ongoing and is expected to continue over a period of years. ATC believes it has established a strong relationship with the NYCSCA and expects to continue to provide asbestos and other industrial hygiene services to the NYCSCA over the next several years; however, no assurance can be made regarding the amount of revenues, if any, that ATC will receive from the NYCSCA in the future once current projects are completed. ATC's revenues under programs such as this one are not predictable and will be dependent upon many factors such as the scope of work necessary at particular sites, budgeting constraints and the timing of projects.



    Revenues in the six months ended August 31, 1995 from the Army Corps of Engineers (the "Corps") decreased 68.5% to $756,061, compared with $2,401,369 in the six months ended August 31, 1994. As a percentage of revenues, revenues from the Corps decreased to 3.4% in the six months ended August 31, 1995, compared with 14.2% in the six months ended August 31, 1994. The Company's revenues from the Corps relates to certain asbestos management services and decreased due to the completion of the larger phases of the project during the six months ended August 31, 1994. Revenues from the Corps are expected to continue at current levels for the remainder of fiscal 1996 and work on this project is expected to continue through 1999 as part of the federal Base Realignment and Closure project. However, no assurance can be made as to the amount of revenues, if any, that ATC will receive from the Corps in the future once current projects are completed.



    Gross profit in the six months ended August 31, 1995 increased 29.2% to $10,798,958, compared with $8,355,345 in the six months ended August 31, 1994. Gross margin decreased to 48.1% in the six months ended August 31, 1995, compared with 49.5% in the six months ended August 31, 1994. ATC's gross margin decreased due to higher field labor cost and higher subcontract and project costs. The gross margin for the six months ended August 31, 1994 was higher due to the profitability level of several high margin projects.



    Operating expenses in the six months ended August 31, 1995 increased 29.9% to $7,186,019 compared with $5,531,807 in the six months ended August 31, 1994. Operating expenses decreased as a percentage of revenues to 32.0% in the six months ended August 31, 1995, compared with 32.8% in the six months ended August 31, 1994. The decrease in operating expenses as a percentage of revenue is the result of ATC's ability to service greater revenue levels without corresponding increases in fixed and administrative costs. Employee costs increased 26.7% to $3,630,992, or 16.2% of revenues, in the six months ended August 31, 1995 compared with $2,866,910, or 17.0% of revenues, in the six months ended August 31, 1994. These increases in employee costs were due to employees hired in connection with the expansion of ATC's operations. Other increases in operating expenses resulted from higher facility costs, equipment and supply costs and administrative expenses resulting from the growth in operations and increased employee levels. Additionally, in the six months ended August 31, 1995, amortization of goodwill and intangibles increased to $194,037, compared with $81,779 in the six months ended August 31, 1994, reflecting the additional goodwill amortization resulting from acquisitions.



    Operating income in the six months ended August 31, 1995 increased 28.0% to $3,612,939, compared with $2,823,538 in the six months ended August 31, 1994. Operating income decreased as a percentage of revenues to 16.1% in the six months ended August 31, 1995, compared with 16.7% in the six months ended August 31, 1994.

    Nonoperating expenses in the six months ended August 31, 1995 increased 113.7% to $228,694 compared with $107,016 in the six months ended August 31, 1994. The increase in nonoperating expenses is primarily attributable to higher interest expenses due to increased borrowings.



    Income tax expense in the six months ended August 31, 1995 was $970,000, compared with $1,046,000 in the six months ended August 31, 1994. The income tax expense reflects a one-time benefit of $350,000 resulting from the merger of Aurora into ATC which will allow ATC to utilize Aurora's net operating loss carryforwards as offsets to its future taxable income. During the six months ended August 31, 1995, after adjusting for the one-time tax benefit, and the six months ended August 31, 1994, the Company's effective tax rates were 39.0% and 38.5%, respectively.



    As a result of the foregoing, net income in the six months ended August 31, 1995 increased 44.5% to $2,414,245, or $.38 per share on a fully diluted basis, compared with $1,670,522 or $.30 per share on a fully diluted basis, in the six months ended August 31, 1994. Excluding the impact of the one-time tax benefit of $350,000, net income and fully diluted earnings per share would have been $2,064,245 and $.33, respectively, for the six months ended August 31, 1995. The fully diluted weighted average number of shares outstanding increased 796,230 shares to 6,332,657 shares primarily due to an increase in shares, options and warrants outstanding as a result of the Aurora Merger effective June 29, 1995, the exercise of the Class B warrants and the issuance of shares in connection with the acquisition of Con-Test. Net income as a percentage of revenues was 10.7% in the six months ended August 31, 1995, compared with 9.9% in the six months ended August 31, 1994.


  YEAR ENDED FEBRUARY 28, 1995 COMPARED WITH YEAR ENDED FEBRUARY 28, 1994

    Revenues in fiscal 1995 increased 36.0% to $36,271,557, compared with $26,664,385 in fiscal 1994. This increase was attributable to increased revenues in ATC's existing branches and the positive effect of acquisitions.

    Revenues in fiscal 1995 from ATC's branch offices having comparable operations in fiscal 1994 increased 13.2% to $20,340,764, compared with $17,965,654 in fiscal 1994.

    Revenues in fiscal 1995 from operations resulting from the acquisition of assets of BSE Management, Inc. ("BSE") effective as of April 30, 1993 increased 42.8% to $11,754,623, compared with $8,230,000 in fiscal 1994. Of these revenue amounts, $3,213,000 and $1,560,000 for fiscal 1995 and fiscal 1994, respectively, were from the Corps for asbestos management services. The fiscal 1995 data reflects 12 months of operations from BSE while the fiscal 1994 data reflects only 10 months of such operations.

    Revenues from operations resulting from the acquisitions of assets of Con-Test, MES, and R.E. Blattert, contributed $4,176,170 in fiscal 1995. In fiscal 1994, revenues of $468,731 and a net loss of $109,846 were contributed by former branch offices of Bio/West, Inc. ("Bio/West"). The Company entered into an agreement to acquire Bio/West on June 10, 1992; however, the acquisition transaction was rescinded effective as of May 31, 1993.


    During fiscal 1995, ATC's revenues benefitted from asbestos management consulting and testing services provided to the NYCSCA as part of its New York City school construction and maintenance program. Revenues in fiscal 1995 from the NYCSCA increased 14.2% to $3,859,595, compared with $3,379,100 in fiscal 1994. As a percentage of revenues, revenues from the NYCSCA decreased to 10.6% in fiscal 1995, compared with 12.7% in fiscal 1994.


    Gross profit in fiscal 1995 increased 45.7% to $17,916,064, compared with $12,294,424 in fiscal 1994. Similarly, gross margin increased to 49.4% in fiscal 1995, compared with 46.1% in fiscal 1994. During fiscal 1995, ATC's margins improved due to labor force efficiencies which were due in part to the Con-Test acquisition, the acquisition of certain assets of BSE and the integration of certain of their operations with ATC's existing operations.

    Operating expenses in fiscal 1995 increased 35.5% to $12,291,465, compared with $9,067,881 in fiscal 1994. Operating expenses remained almost constant as a percentage of revenues at 33.9% and 34.0% during fiscal 1995 and fiscal 1994, respectively. Employee costs increased 36.6% to $6,284,627, or 17.3% of revenues, in fiscal 1995, compared with $4,599,951, or 17.3% of revenues, in fiscal 1994. Other increases in operating expenses resulted from higher depreciation, equipment and supply costs and travel expenses resulting from the growth in operations and increased employee levels. Additionally, amortization of goodwill and intangibles increased to $212,320 in fiscal 1995 from $37,716 in fiscal 1994, reflecting the additional goodwill amortization resulting from acquisitions. Facility costs as a percentage of revenues in fiscal 1995 were 5.0%, compared with 6.0% in fiscal 1994.

    Operating income in fiscal 1995 increased 74.3% to $5,624,599, compared with $3,226,543 in fiscal 1994. Operating income increased as a percentage of revenues to 15.5% in fiscal 1995, compared with 12.1% in fiscal 1994.

    Nonoperating expenses in fiscal 1995 increased 116.8% to $324,079, compared with $149,495 in fiscal 1994. The increase in nonoperating expenses is primarily attributable to higher interest expenses due to increased borrowings and expenses of approximately $83,000 related to the Aurora Merger.

    Income tax expense in fiscal 1995 was $2,044,000, compared with $1,210,000 in fiscal 1994. The Company's effective tax rates in fiscal 1995 and fiscal 1994 were 38.6% and 39.3%, respectively.

    As a result of the foregoing, net income in fiscal 1995 was $3,256,520, or $.56 per share on a fully diluted basis, compared with $1,867,048, or $.35 per share on a fully diluted basis, in fiscal 1994. The fully diluted weighted average number of shares outstanding increased 453,860 shares to 5,850,233 shares primarily due to the exercise of the Class B Warrants. Net income in fiscal 1995 increased as a percentage of revenues to 9.0%, compared with 7.0% in fiscal 1994.

  YEAR ENDED FEBRUARY 28, 1994 COMPARED WITH FEBRUARY 28, 1993

    Revenues in fiscal 1994 increased 61.2% to $26,664,385, compared with $16,539,254 in fiscal 1993. This increase was attributable to the acquisition of assets of BSE and the strong performance of ATC's existing branches, and was partially offset by the rescission of the Bio/West purchase agreement.

    Revenues in fiscal 1994 from ATC's branch offices having comparable operations in fiscal 1993 increased 32.0% to $17,965,654, compared with $13,614,964 in fiscal 1993. During fiscal 1994, ATC's revenues began to benefit from its asbestos management consulting and testing services provided to the NYCSCA as part of its New York City school construction and maintenance program. Revenues in fiscal 1994 from the NYCSCA were $3,379,100 or 12.7% of total revenues.

    Revenues in fiscal 1994 from operations resulting from the acquisition of assets of BSE, contributed $8,230,000. Of this revenue amount, $1,560,000, or 5.9%, was from the Corps for certain asbestos management services.

    Revenues in fiscal 1994 from former Bio/West branch offices were $468,731, compared with $2,924,290 in fiscal 1993.

    Gross profit in fiscal 1994 increased 84.9% to $12,294,424, compared with $6,649,642 in fiscal 1993. Similarly, gross margin increased to 46.1% in fiscal 1994, compared with 40.2% in fiscal 1993. During fiscal 1994, ATC's margins improved primarily due to labor force efficiencies achieved through the integration of acquired companies and the rescission of its purchase of Bio/West, which historically operated at a lower gross profit margin than ATC's other operations.

    Operating expenses in fiscal 1994 increased 53.1% to $9,067,881, compared with $5,922,120 in fiscal 1993. Operating expenses decreased as a percentage of revenues in fiscal 1994 to 34.0%, compared with 35.8% in fiscal 1993. This decrease was achieved by integrating certain BSE operations with ATC's existing branch operations.

    Operating income in fiscal 1994 increased 343.5% to $3,226,543, compared with $727,522 in fiscal 1993. Operating income increased as a percentage of revenues to 12.1% in fiscal 1994, compared with 4.4% in fiscal 1993.

    Nonoperating expenses in fiscal 1994 increased 101.0% to $149,495, compared with $74,378 in fiscal 1993. The increase in nonoperating expenses was primarily attributable to higher interest expenses due to increased borrowings.

    Income tax expense in fiscal 1994 was $1,210,000, compared with $300,000 in fiscal 1993. The Company's effective tax rates in fiscal 1994 and fiscal 1993 were 39.3% and 45.9%, respectively. The fiscal 1993 effective tax rate was higher than the fiscal 1994 rate because the Company could not utilize the tax benefits of the net operating losses of Bio/West as a result of the rescission of such transaction.

    As a result of the foregoing, net income in fiscal 1994 was $1,867,048, or $.35 per share on a fully diluted basis, compared with $353,144, or $.07 per share on a fully diluted basis, in fiscal 1993. The fully diluted weighted average number of shares outstanding increased nominally to 5,396,373. Similarly, net income in fiscal 1994 increased as percentage of revenues to 7.0%, compared with 2.1% in fiscal 1993.

SEASONALITY

    ATC typically experiences a slow down in business activities during the winter months and an increase in business activities during the summer months. This is due to seasonal fluctuations in construction and remediation activities. Thus, operating results may vary from quarter to quarter.


LIQUIDITY AND CAPITAL RESOURCES



    At August 31, 1995, working capital was $11,233,641 compared with working capital of $8,113,738 at February 28, 1995, an increase of $3,119,903. This increase in working capital is primarily a result of ATC's acquisitions of current assets of R.E. Blattert and MES, increases in billed and unbilled receivables and the reduction of current liabilities using long-term borrowings under the Company's revolving credit facility with the Atlantic Bank of New York ("Atlantic"). At February 28, 1995 working capital was $8,113,738 compared with working capital of $6,049,013 at February 28, 1994, an increase of $2,064,725. This increase in working capital is, in part, a result of ATC's acquisition of certain assets of MES and Con-Test.



    During the six months ended August 31, 1995, net cash flows used in operating activities were $1,727,473, primarily due to an increase in billed and unbilled receivables. Net cash flows used in investing activities were $896,436, resulting from the Con-Test and R.E. Blattert acquisitions, additional contingent purchase obligations in connection with the BSE acquisition and purchases of property and equipment. Net cash flows provided by financing activities were $1,710,207, primarily representing proceeds from an $2,175,000 increase in outstanding debt under the Company's credit facilities with Atlantic, less payments made on long-term debt and notes payable of $499,159.



    During the six months ended August 31, 1994, net cash flows provided by operating activities were $1,673,844. Net cash flows used in investing activities were $888,476 consisting of the payment of contingent purchase obligations related to the acquisition of BSE and the purchase of property and equipment. Also during this period, net cash flows used in financing activities were $1,547,907, primarily for principal payments on long-term debt and notes payable of $2,100,448 which were offset by proceeds from issuance of common stock of $617,285.



    During fiscal 1995, net cash flows provided by operating activities were $3,030,703. Net cash flows used in investing activities were $4,099,812, consisting primarily of the purchase of certain assets of BSE, Con-Test and MES, and property and equipment. Also during this period, net cash flows provided by financing activities were $1,052,082, primarily from the exercise of ATC's Class B Warrants and borrowing under the Company's revolving credit facility with Atlantic. These sources of cash were reduced by principal debt repayments, including payments of $1,961,000 with respect to bank debt assumed in connection with the Con-Test and R.E. Blattert acquisitions.



    During fiscal 1994, net cash flows used in operating activities were $28,653. Net cash flows used in investing activities were $1,476,300, primarily to purchase certain assets of BSE and property and equipment. These uses of cash were partially offset by cash received related to the rescission of the Bio/West purchase agreement. Net cash flows provided by financing activities were $1,835,002, resulting from the proceeds of notes payable and long-term debt, partially offset by the principal payments on long-term debt, including capital lease obligations of $1,174,756.



    During fiscal 1993, net cash flows provided by operating activities were $602,583. Net cash flows used in investing activities were $291,656, resulting from the purchase of certain assets of Bio/West and property and equipment, and the partial offset by proceeds from maturity of investments. Net cash flows used in financing activities were $157,250, as a result of the principal payments on long-term debt including capitalized lease obligations of $400,292.



    In fiscal 1995, ATC increased its revolving credit facility with Atlantic to $5,000,000. The note underlying ATC's credit facility with Atlantic, which is currently due September 30, 1996 (the "Note"), provides that Atlantic is not obligated to make loans to ATC if doing so would cause the aggregate outstanding principal amount of all loans under the Note to exceed the borrowing base prescribed in the Note. The Note contains certain representations, warranties, affirmative covenants, negative covenants and financial covenants. Events of default under the Note include, but are not limited to, a change in control of ATC or any guarantor. As of the date hereof, ATC is in compliance with all covenants under the Note, with advances of $5,000,000 outstanding at October 10, 1995. Although the Company intends to use a portion of the proceeds of this offering to repay in full the outstanding debt under its credit facilities, the Company intends to maintain a revolving credit facility following this offering.



    During the second quarter of fiscal 1996 the Company extended its credit facility with Atlantic to provide an additional $500,000 in borrowings, all of which was outstanding at September 30, 1995. These additional borrowings are due October 31, 1995.



    The Company's working capital and liquidity will increase substantially upon receipt of the net proceeds from this offering. Management believes that following this offering ATC's working capital, available credit and anticipated funds generated internally from operations and this offering will be sufficient to finance ATC's anticipated growth through acquisitions and internal expansion, to make payments as they come due on ATC's completed acquisitions and to meet ATC's short-term and long-term liquidity requirements.



    ATC may open additional offices in the future at presently undetermined sites based upon potential sales growth and upon a determination of whether or not an office can meet Management's profitability objective. In addition, ATC has added regional offices in the recent past as a result of the completion of certain acquisitions and may add additional offices through acquisitions in the future. As of the date of this Prospectus, ATC has no definitive agreements for new office expansion or any material acquisition.



    On March 1, 1996, the Company intends to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF
LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Management anticipates the adoption of SFAS No. 121 will not have a material effect on the Company's financial statements.

                                    BUSINESS

OVERVIEW

    ATC is a national environmental consulting and engineering firm that provides specialized technical and project management products and services to a large, diverse client base of businesses and federal, state and local governments. Since entering the environmental consulting and engineering business in 1982, ATC has completed several acquisitions and expanded its internal operations, enabling it to increase its market penetration and the variety of products and services it offers. The Company currently operates a network of over 30 branch offices located throughout the United States, supported by in-house testing laboratories.

    The public's concern regarding exposure to contaminants stimulated the push for environmental regulations in the 1970s and 1980s. Today, the public's continuing demand for responsible action regarding human health and safety and the potential adverse impact of environmental liabilities drive the market for environmental consulting and engineering services. Independent industry estimates of the consulting and engineering services sector of the environmental market for 1994 ranged from $13 to $15 billion, with annual growth projected at 5% to 8% through the next three to four years.

    ATC has focused on five areas of specialization: (i) industrial hygiene consulting, including asbestos management, classical industrial hygiene and indoor air quality; (ii) environmental management, including environmental audits, site assessments, remedial action planning and design, and soil and groundwater remediation management; (iii) lead-based paint risk management; (iv) health and safety consulting, including health and safety training, hazardous materials site safety planning and industrial safety consulting; and (v) management information systems for comprehensive environmental risk assessment and management. These areas of specialization contributed approximately 65%, 19%, 10%, 5% and 1%, respectively, of the Company's revenues in fiscal 1995.

    The Company believes that certain sectors of the environmental consulting and engineering market will experience significant growth over the next several years with demand for products and services growing even in the absence of increased governmental regulations. Independent industry sources project annual growth rates of 10%, 13%, 15% and 20% for lead-based paint management, occupational safety and industrial hygiene services, indoor air quality consulting and environmental software, respectively.

    The Company has experienced substantial increases in revenues and net income over the past three fiscal years. ATC's revenues were $16,539,254, $26,664,385 and $36,271,557, respectively, in its 1993, 1994 and 1995 fiscal years, representing a compounded annual growth rate of 48.1% over such periods. Furthermore, ATC's net income was $353,144, $1,867,048 and $3,256,520, respectively, in such fiscal years, representing a compounded annual growth rate of 203.7% over such periods. For the Company's first fiscal quarter of 1996, revenues increased 32.4% to $10,814,953 over the comparable period of fiscal 1995, while net income increased 29.8% to $895,128.

    ATC attributes these positive operating results to its integrated strategy which includes: (i) an aggressive, but disciplined, acquisition program; (ii) the enhancement of operations through the integration of acquired businesses with the Company's existing operations; (iii) a focus on certain higher growth sectors of the environmental consulting and engineering services market, and certain higher margin services such as policy development and decision support;
(iv) an emphasis on basic business management issues, such as employee utilization, credit and collections management, and regional profit center accountability; and (v) the development of a national presence in a market typified by local and regional firms. Upon the completion of this offering, the Company intends to employ this strategy as it seeks to further penetrate the markets for its core services and to expand its range of products and services through strategic acquisitions and internal growth.

THE ENVIRONMENTAL CONSULTING AND ENGINEERING SERVICES INDUSTRY

    During the 1980s, the market for environmental consulting and engineering services grew significantly, due in part to a high level of federal expenditures and stringent regulations mandating actions to identify and mitigate asbestos hazards, hazardous waste sites, industrial emissions and a host of other concerns. The industry's growth slowed in the early 1990s as the industry was adversely effected by a down turn in the national economy.

    Presently, the industry is viewed as having stabilized, with declining demand in some sectors being offset by growth in others. According to two independent market evaluations, one by THE ENVIRONMENTAL BUSINESS JOURNAL ("EBJ") and the other by the independent marketing firm of Richard K. Miller & Associates, Inc. ("RKM&A"), the size of the environmental consulting and engineering services market for 1994 was estimated at between $13 and $15 billion, with annual growth projected at 5% to 8% through the next three to four years.

    Although estimated growth rates for the industry over the next few years are well below the growth rates experienced in the industry in the 1980s, the Company believes that for the next few years growth in demand from private sector clients and in certain service areas will exceed the average growth rate of the overall industry. These service areas include lead-based paint management and indoor air quality consulting services, which RKM&A estimates to increase 10% and 15%, respectively. RKM&A estimates that the occupational safety and industrial hygiene sectors of the market will grow at an average annual rate of 13% and that environmental software services will increase 20% annually. The Company believes risk analysis services will also emerge in response to a desire for closer matching of limited clean up funds with the problems that are most serious.

    Industry observers believe that the asbestos market will show little growth and the hazardous waste services market will experience some decline in the coming years. The current sizes of these markets, however, are $3 billion and $6 billion, respectively, and the Company believes that based on the sizes of these markets and current clean up rates, these markets will remain significant for the next several years. Furthermore, while governmental expenditures are expected to evidence slower growth in the coming years as a result of changes in political priorities, private sector spending on environmental services is expected to increase, particularly in certain sectors.

    Notwithstanding the recent public discourse concerning regulatory reform, new regulations have been promulgated which the Company believes will create new business opportunities in certain sectors of the environmental consulting and engineering services industry. In February 1994, the United States Department of Labor promulgated new asbestos regulations for the construction industry which are more stringent than the previous regulations. Lead-based paint is another area of increasing regulatory activity, partially in response to the provisions of Title X of the Housing and Community Development Act of 1992, and partially as a result of increasing concern arising from evidence of the severe health effects of childhood lead poisoning.

    While the historical growth in environmental consulting and engineering services has been stimulated by regulatory compliance concerns, the Company believes that future growth will, in large part, be driven by private litigation, asset preservation and productivity considerations. As companies have become increasingly sensitive to the potential adverse consequences of environmental problems and the potential impact of environmental liabilities, they have taken an active approach to managing environmental health and safety risks and liabilities, whether or not the subject of regulations. This trend is currently being observed in such areas as steel structure repainting projects, real estate transactional assessments and indoor air quality initiatives.

    Bridge and tunnel authorities undertaking the removal of lead-based paint from large steel structures are seeking to establish monitoring systems to prevent the dispersion of lead dust into the environment. The Company believes that such actions are motivated in large part by concerns regarding the potential liabilities associated with lead contamination. Similarly, concerns over environmental risks have made environmental assessments an integral component of the due diligence process for commercial transactions. Financial institutions frequently require environmental assessments prior to loan originations and foreclosure activities, while insurance companies increasingly require environmental assessments before issuing environmental insurance liability policies. Another industry segment that is experiencing growth even in the absence of extensive regulation is indoor air quality. Indoor air quality is viewed as an important environmental concern which may significantly impact worker productivity. Published estimates of productivity losses as a result of poor indoor air quality range from $40 to $50 billion per year in the United States.

    Many governmental agencies and businesses are looking at risk-based analysis as the new model for decision-making instead of rote application of rigid rules. This trend presents new service opportunities for the environmental consulting and engineering services industry in several areas from which the Company is positioned to benefit. The absence of adequate funding to immediately address the full cost of clean ups requires the employment of risk assessment and planning techniques that direct funding toward the problems presenting the highest levels of risk. In addition, RKM&A sees a trend toward "outsourcing" of environmental functions by corporations. Under outsourcing contracts, environmental consulting firms function as the environmental departments of large corporations. The Company views outsourcing as a future growth opportunity.

STRATEGY

    The Company's integrated strategy focuses on increasing revenues through acquisitions and internal growth by promoting its core services and introducing new and innovative services while continuing to achieve profitability in existing and acquired operations through the implementation of rigorous financial and operational controls. Through strategic acquisitions, the Company has been able to increase the variety of services that it offers and develop a nationwide network of offices and facilities capable of servicing national accounts.

    ATC's acquisition strategy includes identifying target companies in specific geographical areas in which ATC does not have a strong presence or target companies with new, transferable technologies or exploitable areas of expertise. The environmental consulting and engineering services market is fragmented, with over 3,600 environmental consulting and engineering companies in the United States, of which only 31 have over $100 million in annual sales. There are many specific service specialties, many small-sized companies and thus, many potential acquisition candidates. Acquisitions can lead to bi-directional technology transfers with the acquired company's services offered to ATC's existing client base and ATC's core services offered to clients of the acquired company. Furthermore, when acquisitions are located close to existing ATC branches, economic consolidations are frequently possible.

    In recent years, the Company has, through the acquisitions of Dennison Environmental, Inc. ("Dennison") and Con-Test, entered two of the fastest growing sectors of the environmental consulting and engineering services industry, lead-based paint risk management and management information systems and services. The Company believes that in many cases, like Dennison and Con-Test, opportunities exist to improve the historical operating results of acquired companies by: (i) reducing general and administrative costs through consolidating facilities, reducing administrative personnel costs, improving purchasing power and taking advantage of other economies of scale; (ii) reducing costs of sales by decreasing reliance on subcontractors; and (iii) improving financial and operational control systems.

    The Company believes that its positive operating results in recent years are due, at least in part, to its disciplined approach to the management of basic business fundamentals. ATC's professional administrative staff monitors and oversees the financial and administrative functions of the business. ATC strives to manage profit center accountability through a combination of goals and incentives and performance monitoring.

SERVICES AND PRODUCTS

    The Company provides a range of specialized environmental consulting and engineering services, including asbestos management, classical industrial hygiene, lead-based paint risk management, health and safety training, environmental audits, remedial action planning, design and management, and comprehensive environmental risk assessment and management. The Company's services are offered individually or together as part of the Company's full service approach to environmental consulting. During the first fiscal quarter of 1995, ATC provided services to over 1,000 clients ranging from small site investigations to large comprehensive assessment and remediation management projects.

  INDUSTRIAL HYGIENE

    The Company offers a variety of industrial hygiene services which include asbestos management, classical industrial hygiene investigations and analyses, indoor air quality services and laboratory services.

    ASBESTOS MANAGEMENT. ATC provides comprehensive asbestos testing and consulting services. These services may begin with a survey of facilities to determine the condition, type, quantity and location of asbestos. After gathering field samples, the Company utilizes polarized light microscopy, phase contrast microscopy and transmission electron microscopy to analyze asbestos fibers. Other services include risk assessment, remediation design for asbestos abatement, industrial hygiene services before, during and after the asbestos removal process, development of operations and maintenance training programs for facilities personnel, development of operations and maintenance programs for custodial and maintenance personnel, and providing asbestos awareness seminars for client personnel.

    ATC's services are designed to enable building owners and operators to comply with federal, state and local regulations for asbestos control, by providing a comprehensive approach for controlling or removing asbestos. ATC's technical personnel include registered architects, professional engineers, certified industrial hygienists, certified safety professionals and asbestos specialists, with extensive experience managing hazardous materials. Such personnel are licensed and certified by federal, state and local agencies.

    CLASSICAL INDUSTRIAL HYGIENE. ATC evaluates potential health hazards in occupational settings, including physical hazards and hazards arising from exposure to chemical or biological substances. Potential hazards include solvents, corrosive chemicals, gases, toxic dusts, radiation, lasers, noise, lighting, heat, bacteria and molds. Evaluations determine the extent of exposure to potentially hazardous substances and methods to control and minimize associated risks. Field measurements are evaluated to determine compliance with governmental regulations and other standards. After corrective measures are designed and implemented, ATC provides follow-up monitoring designed to ensure that workplace exposures have been minimized.

    INDOOR AIR QUALITY. Healthy indoor air quality is recognized as an essential factor in promoting comfort and welfare. ATC provides investigations designed to identify: (i) sources of indoor air pollution; (ii) route of exposure to individuals; (iii) route of entry into the body; and (iv) possible effects on occupants. The investigatory process typically includes interviews of occupants and air monitoring of indoor and outdoor ambient environments to evaluate exposures, symptoms and concerns. A thorough building system investigation evaluates mechanical and ventilation systems which may impact habitable space. An inventory of chemicals, air contaminants, office equipment, plants, water sources and other potentially harmful substances, process equipment and maintenance practices may also be part of the evaluation. After completing a facility evaluation, ATC recommends solutions that are customized to the specific facility and problem.

    LABORATORY SERVICES. ATC maintains analytical testing laboratories which provide analyses of a wide spectrum of materials, including suspected asbestos-containing materials, suspected lead-based paint substances, industrial and municipal waste water, air and certain hazardous wastes. These laboratories support ATC's consulting and remediation management services, and also operate independently. ATC's operations incorporate chain-of-custody and quality assurance procedures and professionally recognized laboratory practices.

  ENVIRONMENTAL MANAGEMENT

    ATC's environmental management services range from real property investigations for environmental contamination, to turn-key remediation. These services can include soil and ground water analysis, installation of monitoring wells, recovery system design, regulatory permitting, contractor selection and remediation oversight. Financial institutions, as well as certain states, mandate pre-purchase or pre-loan real property environmental assessments prior to property transfer, closure or sale. An environmental audit by ATC can help to detect the presence of pollutants and, in some cases, to determine costs for clean up.

    GROUNDWATER ASSESSMENTS. At sites where the quality of groundwater is in question, due to a confirmed or suspected spill or release of hazardous substances, ATC performs assessments to identify the depth to static water, define pressure zones or confining conditions, determine gradient and sample groundwater.

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
Once analytical results are known and soil and groundwater conditions established, ATC's hydrologists, geologists and engineers analyze the data through the use of predictive tools such as groundwater models to determine the movement and ultimate destination of the contaminants.

    SITE   ASSESSMENTS   AND   CHARACTERIZATIONS.       Site   assessment    and
characterization investigations involve defining the important physical and chemical parameters of a contaminated site. A site assessment provides a baseline for understanding subsurface conditions and is necessary before any clean up can be designed or implemented.

    GROUNDWATER AND SOIL REMEDIATION MANAGEMENT. ATC's services include the management and oversight of clean up projects through the use of a variety of diverse traditional and innovative technologies including bioremediation, land farming, soil venting, air sparging, pump and treat, and thermal oxidation systems. ATC's management services can include testing, scheduling, coordination, documentation and approval of progress payments, and interaction with regulatory agencies throughout the life of the project.

  LEAD RISK MANAGEMENT

    Lead in paint, drinking water and soil is a major environmental problem facing the United States. Lead has no known useful function in the human body and is known to be toxic to virtually all organs in the body, even at relatively low doses. In children, excessive exposure to lead can result in brain damage leading to learning disabilities and, in some cases, retardation. Adult exposures to excessive amounts of lead can cause reproductive, hematological and nervous system disorders.

    As the first state-accredited lead risk management training institute in the nation, ATC was one of the first companies to provide national lead risk management services. Furthermore, ATC co-authored and edited the first comprehensive textbook on lead risk management. ATC is a co-founder of the National Lead Abatement Council, the first trade organization representing contractors, inspectors, vendors, attorneys and public officials engaged in managing lead risks. ATC maintains a high degree of visibility and credibility in the lead services arena through participation in professional and consensus standard setting organizations and through publishing articles in trade publications.

    Until recently, lead risk management services were sought primarily to establish compliance with lead poisoning prevention regulations. However, the market is now expanding as clients increasingly seek voluntary risk reduction programs and defend against a proliferation of lead poisoning lawsuits.


    Federal law requires lead paint testing of all federally assisted public housing authority projects nationwide, and the full lead paint abatement of these projects. ATC has provided lead paint testing and abatement project management services to numerous public housing authorities throughout the United States. As this work proceeds, ATC is also pursuing opportunities created by two new federally funded programs. The first program authorized approximately $25 million of federal grants to public housing authorities to conduct specialized lead hazard risk assessments and develop property management programs to maintain "lead-safe" dwellings until such time that lead paint can be abated. The second program authorized approximately $279 million of federal grants to state and local regulatory agencies to conduct innovative lead paint inspection and abatement. ATC has identified and is aggressively marketing the grantee agencies.


    Additional opportunities are presented by federal regulations under Title X of the Housing and Community Development Act of 1992 which, among other things:
(i) established a national requirement for training and certification of all lead contractor workers and supervisors, inspectors, risk assessors, project designers and other individuals involved in lead paint activities; and (ii) established new disclosure requirements applicable to all property transactions affecting residential properties built prior to 1978.

    ATC's lead management services are broadly categorized as: (i) corporate lead risk management services; (ii) steel structure and industrial compliance services; and (iii) residential lead paint testing and project management services.

    CORPORATE LEAD RISK MANAGEMENT SERVICES. ATC provides corporate lead risk management programs, primarily to insurance companies, lending institutions, law firms and large real estate managers. ATC's services enable corporations to effectively address lead-related liabilities by advising these institutions in their development and implementation of lead risk management policies and procedures.

    Policy development typically entails an examination of a client's real estate with respect to potential lead liabilities. Working closely with corporate legal and technical divisions, ATC recommends policies and procedures to ensure lead-safe management of properties and compliance with applicable lead poisoning prevention regulations. ATC also designs and implements special studies or demonstration programs to provide empirical data for validating the efficacy of property management guidelines. ATC's policy recommendations therefore include provisions for clients to anticipate, guard against, and effectively respond to lead poisoning complaints, regulatory violations and lawsuits.

    The Company's corporate lead risk management services include designing and implementing compliance training seminars and workshops tailored to the needs of the different program participants. ATC's corporate training programs are periodically revised to reflect changes in accepted work practices.

    ATC offers lead paint litigation support services exclusively in support of property owners, managers, lending institutions and insurers. These services include case consultation, regulatory analysis, document and deposition review, expert testimony, as well as site investigation and testing services.

    STEEL STRUCTURE AND INDUSTRIAL COMPLIANCE SERVICES. Nationwide, hundreds of thousands of petroleum storage tanks, water tanks, transportation bridges and other major structures are made of steel and painted with coats of lead-based paints and leaded primers. These structures require periodic maintenance, including full removal of the leaded paints and primers followed by re-priming and re-painting to prevent them from corroding.

    ATC provides comprehensive environmental monitoring of surface preparation activities that include the removal of lead and associated coatings from steel structures. ATC employs trained engineers and has the expertise to prepare abatement specifications and guide agencies, engineers and contractors through lead removal activities in accordance with all federal, state and local regulations. ATC prepares and has submitted numerous environmental monitoring and sampling protocols to assist in protecting the public community, workers and the environment from potential contamination resulting from lead removal activities.

    RESIDENTIAL SERVICES. ATC provides residential property owners and managers with services for the analysis of lead in paint, soil, air and drinking water. Consultation services include surveys to identify lead problems, to design safe and responsible procedures for the removal of lead paint and to control lead dust and contaminated debris while reducing clean up costs. ATC provides the necessary detailed specifications where exterior and internal surfaces coated with lead paint must be abated. ATC also designs worker health and safety plans for lead removal activities, and provides construction monitoring of lead projects to prevent occupant, worker and third-party exposure to lead dust.

  HEALTH AND SAFETY

    The Company has established several health and safety training and advisory programs.

    EDUCATION AND TRAINING. ATC operates training schools under the name The Environmental Institute, as well as under ATC Environmental Inc. The Company develops and presents public and private training courses each year for those involved in environmental, asbestos, lead, hazardous materials and safety and health issues. "Right-to-Know" programs in accordance with mandates by the federal Occupational Safety and Health Administration ("OSHA"), the federal Environmental Protection Agency ("EPA") and some state regulations are designed to communicate information regarding the hazards of chemicals to workers and communities. Instructors present practical, comprehensive courses, many of which feature "hands-on" training. ATC routinely customizes courses to meet specific client needs.

    HEALTH AND SAFETY CONSULTING. ATC's occupational health and safety programs enable employers and property owners to meet or exceed the requirements established by federal, state or local regulations, particularly OSHA regulations. A review of work practices can result in the recognition, evaluation and design of proper safe work policies and procedures to minimize or eliminate work-related injuries and illnesses.

    SITE SAFETY, HEALTH AND EMERGENCY RESPONSE PLAN. ATC offers a full range of technical support services for site-specific safety and health programs required for hazardous waste operations. Employers that are subject to OSHA standards for hazardous waste operations utilize ATC to provide assistance in many areas.

  MANAGEMENT INFORMATION SYSTEMS AND RISK MANAGEMENT

    The assessment of environmental liability involves the identification of the liability, the development of an optimal response and the quantification of the cost of the response. An environmental hazard situation usually does not have only one possible response alternative, but rather a variety of alternatives. ATC offers a variety of products and services to assist in the performance of these functions.

    COMPREHENSIVE ENVIRONMENTAL MANAGEMENT SYSTEM. ATC has developed various environmental facilities management software modules. These modules are marketed to current and prospective clients and are also used in ATC's branch locations. The modules are designed to function as the prime environmental database for a company's facilities. This software can be used to keep track of scheduled environmental responses and to maintain training for personnel whose jobs involve environmental response or exposure to environmental hazards. The modules can also be used to establish audit trails of environmental responses to emergencies for regulatory agencies and ease the burden of environmental compliance reporting and manage the client's exposure to liabilities.

    There are seven different modules that are currently available: asbestos, lead paint, storage tanks, hazardous materials, hazardous waste, training/certification and environmental compliance. Each of these modules is presently available for MS DOS-TM- operating systems and several are currently available for use under MS Windows-TM- or MS Windows 95-TM- environments.

    RISK MODELING/RISK ASSESSMENT. ATC provides decision support by quantitatively analyzing the risk associated with the outcomes of differing environmental responses. ATC can also provide computerized modeling to simulate complex, uncertain decision scenarios by combining experience in proven risk and economic risk analysis with its core expertise in a wide range of environmental hazard areas.

    CUSTOM  SYSTEM DESIGN AND IMPLEMENTATION.   ATC offers customized design and
implementation services in conjunction with object based development tools in a client/server architecture to develop custom computer systems.

CLIENTS AND MARKETING

    The Company provides its services to Fortune 500 companies, small companies, real estate property managers and federal, state and local governments. The Company relies on referrals from existing and former clients, architects and engineers for a large portion of its contract leads. The Company performs a substantial amount of repeat business for certain large companies and government entities. The Company's contracts are obtained by the Company's sales force through a bidding process and other forms of engagement.

    Consistent with trends towards focusing on litigation, liability and cost control management, there is an increasing tendency for companies to obtain a greater share of their environmental consulting and engineering services from a smaller number of larger providers. This trend is evidenced by findings reported in EBJ that revenues for the largest environmental consulting firms grew at almost twice the industry average during 1994. RKM&A attributes this trend to such issues as the greater insurance protection and indemnity coverage that larger firms can provide. The Company believes that this trend presents a significant opportunity for firms, such as ATC, that have the technical and financial resources to both perform the services and provide the insurance and indemnity protection demanded by large corporate and government clients.

    To take advantage of this trend, ATC's overall marketing strategy is a combined national and regional approach. National efforts are directed by senior professionals of the Company, while regional efforts are typically directed either by a regional or branch manager, or by a sales and marketing professional. ATC currently has 24 individuals devoted exclusively to sales and marketing activities in its offices across the United States. The Company's regional sales and marketing departments generate leads, act as proposal administrators, perform technical writing and generally support the Company's sales efforts.


    ATC presently markets its environmental consulting and engineering services through its network of branch offices located in 22 states. The Company intends to establish additional offices within the continental United States. Direct marketing is accomplished by technical sales representatives, technical and management personnel who call on prospective clients. ATC also relies on telemarketing, direct mail solicitation, national trade advertising and submission of competitive bids for potential governmental projects listed in industry publications. In addition, ATC markets its services through its environmental seminars and training courses for existing and potential clients.

COMPETITION

    The environmental consulting and engineering services industry is subject to intense competition. In addition to the thousands of small consulting and testing firms operating nationally, ATC competes with several national environmental engineering and consulting firms such as Law Engineering, Inc., The Earth Technology Corporation (USA), Dames & Moore, Inc. and Professional Service Industries, Inc. Many of ATC's present and future competitors may have greater financial, technical and personnel resources than ATC. It is not possible to predict the extent of competition which ATC will encounter in the near future as the environmental consulting and engineering services industry continues to mature and consolidate. Historically, competition has been based primarily on the quality, timeliness and costs of services. The ability of ATC to compete successfully will depend upon its marketing efforts, its ability to accurately estimate costs, the quality of the work it performs, its ability to hire and train qualified personnel and the availability of insurance.

ENVIRONMENTAL REGULATION

    Most environmental laws and regulations are promulgated by Congress and departments and agencies of the federal government. Many of the federal regulations contemplate enforcement by state agencies and adoption by the states of similar regulations which must meet the minimum federal requirements. In areas of environmental law where federal regulation is silent, the states may adopt their own environmental laws. Local governments such as counties and municipalities may also enact and enforce environmental laws that address local concerns.

    Additionally, in its operations, ATC and its employees are subject to various regulatory, certification and licensing requirements.

    Those federal agencies whose regulations, guidelines or standards have the greatest potential impact on ATC are:

    THE UNITED STATES DEPARTMENT OF LABOR--OCCUPATIONAL SAFETY AND HEALTH ADMINISTRATION, which requires particular work practices, sets limits for worker exposure on the job, requires employers to provide employees with personal protective devices such as respirators, and requires employers to maintain records for periods of up to 30 years;

    THE UNITED STATES ENVIRONMENTAL PROTECTION AGENCY, which, through its National Emissions Standards for Hazardous Air Pollutants, regulations requires that it be notified of asbestos removal or disturbance during renovation and demolition projects and requires specific work practices at such projects, and which through other statutes and regulations regulates a very broad spectrum of industrial and commercial activities, including the disposal of hazardous waste;

    THE UNITED STATES DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT ("HUD"), which sets the standards for the testing and remediation of lead-based paint in publicly funded housing, and which provides funding for housing rehabilitation including lead-based paint remediation; and

    THE UNITED STATES DEPARTMENT OF TRANSPORTATION, which regulates packaging and transportation of hazardous waste by all who transport or cause the transport of hazardous waste.

    The EPA, OSHA and HUD have each published regulations and guidelines to safeguard employees and public occupants from certain environmental exposures. Federal regulations specify work practices for removal of asbestos and lead containing materials from buildings. Federal law also presently requires employers to inform workers, and in some places the general public, of the dangers connected with hazardous chemicals in the workplace. These "Right-to-Know" laws usually require employers to list all hazardous chemicals in the workplace, to instruct workers about safe work practices, and to train workers on how to respond in the case of exposure to or release of the hazardous chemical. OSHA's Hazard Communication Standard requires all employers to provide information and training regarding hazardous chemicals in the workplace.

    Most states and local governments have adopted licensing and certification requirements for workers engaged in the environmental industry, which require workers to attend training classes. ATC is currently accredited by the National Voluntary Laboratory Program and expects to continue to participate in all future National Institute of Standards and Technology programs. In addition, ATC maintains various licenses and certifications pertaining to its laboratories and certain field testing equipment. ATC has not experienced, and does not contemplate, any material difficulties in complying with regulatory and licensing provisions applicable to its business. ATC has received citations from governmental authorities, none of which have had a material adverse effect on the Company's business operations.

INSURANCE

    ATC has secured a "claims made" professional liability insurance policy, including contractor's pollution liability coverage, for claims with a limit of $2,000,000 and a deductible of $150,000, although increased limits have been obtained on a specific endorsement basis to meet the needs of particular clients or contracts. A "claims made" policy only insures against claims filed during the period in which the policy is in effect. This policy covers both errors and omissions. ATC's policy has been renewed in each of the last several years that the policy has been in effect. The relatively low dollar amount of the policy limit currently offered, the possible future unavailability or modification of this insurance or any significant increase in insurance rates could have a materially adverse effect on ATC's operations. Further, because customers may require that ATC maintain liability insurance, the possible future unavailability of such insurance could adversely affect ATC's ability to compete effectively.

    ATC has in the past filed two notices of claims which, in the aggregate, amounted to $5,540,000 in amount claimed. Although both of these matters were dismissed in the Company's favor, in each case without the payment of any damages, no assurances can be given that future claims will not be filed against the Company or that the Company will continue to be able to obtain insurance coverage on terms satisfactory to the Company.

PERSONNEL


    As of August 1, 1995, ATC employed 641 employees, including 497 full-time employees. The Company's employees consist of 475 technical and professional personnel, 24 sales and marketing persons and 142 administrative employees inclusive of executive officers. The backgrounds of ATC's technical and professional staff include, among other disciplines, environmental engineering, industrial hygiene and hydrogeology, chemistry, biology and geology. ATC from time to time hires additional personnel on a temporary basis.


    ATC believes that it has been able to establish and maintain a stable work force of experienced personnel by paying competitive wages and by providing standard benefits. ATC also pays the costs as they arise to have its workers certified for its asbestos and environmental requirements, including tuition at a certified training program and fees for certification, testing and licensing. ATC believes that its own training school has helped to ensure the availability of a trained work force.

FACILITIES

    ATC leases office space, laboratory facilities, temporary housing facilities and storage space under 36 operating lease agreements, which expire at varying dates. Although ATC's utilization of these leased facilities is near maximum capacity at all locations, there is no location at which ATC foresees any material difficulty in leasing adequate supplementary sites, if necessary, under terms similar to those enjoyed under current leases.

    In  its  business,  ATC  utilizes  various  laboratory,  field  and computer
equipment  which  are  owned   or  leased.  ATC  also   rents  equipment  on   a
project-by-project basis.

                               LEGAL PROCEEDINGS

    ATC is not presently a party to any material litigation; nor are any such proceedings pending or threatened.

                                   MANAGEMENT

    The following table sets forth certain information regarding the Company's directors, executive officers and a key employee.

                 NAME                       AGE                              POSITION
--------------------------------------      ---      --------------------------------------------------------
OFFICERS AND DIRECTORS
  George Rubin........................          67   Chairman of the Board and Secretary
  Morry F. Rubin......................          35   President, Chief Executive Officer, Treasurer and
                                                       Director
  Nicholas J. Malino..................          43   Senior Vice President, Financial and General Operations
  Christopher P. Vincze...............          34   Senior Vice President, Financial and General Operations
  Donald W. Beck......................          36   Senior Vice President
  Wayne A. Crosby.....................          41   Chief Financial Officer
  Richard L. Pruitt...................          54   Vice President, Principal Accounting Officer and
                                                       Director
  Richard S. Greenberg, Esq. .........          46   Director
  Julia S. Heckman....................          46   Director

KEY EMPLOYEE
  John J. Smith, Esq..................          44   General Counsel

    The business experience, principal occupations and employment, as well as the periods of service, of each of the directors, executive officers and a key employee of the Company during at least the last five years are set forth below.

    GEORGE RUBIN has been Chairman of the Board of ATC since 1988. From 1961 to 1987, Mr. Rubin served as President, Treasurer and a director of Staff Builders, Inc. Staff Builders, Inc., was a publicly held corporation engaged in the business of providing temporary personnel primarily in the health care field operating through approximately 100 offices and with revenues over $100 million. Since December 1986, Mr. Rubin has been a principal stockholder, executive officer and a director of National Diversified Services, Inc., a publicly held corporation which completed a public offering in December 1986 and currently has no business operations. George Rubin is the father of Morry F. Rubin.

    MORRY F. RUBIN has been President, Chief Executive Officer, Treasurer and a director of ATC since 1988. Mr. Rubin was also President, Chief Executive Officer and Treasurer of Aurora from May 1985 to June 1995, and was a director of Aurora from September 1983 to June 1995. Since 1986, Mr. Rubin has been a principal stockholder and from 1986 to July 1995, Mr. Rubin was President and a director of National Diversified Services, Inc., a publicly held corporation, which completed a public offering in December 1986 and currently has no business operations. From 1981 to 1987, Mr. Rubin was employed in sales and as director of acquisitions for Staff Builders, Inc., a publicly held company engaged in providing temporary personnel primarily in the health care field. Morry F. Rubin is the son of George Rubin.

    NICHOLAS J. MALINO has been Senior Vice President, Financial and General Operations of ATC, since July 1993 and an employee of ATC since October 1992. Mr. Malino has over fourteen years of experience in managing professional service organizations. From February 1991 to September 1993, Mr. Malino was the New York Regional Manager for Kemron Inc., a hazardous waste consulting company headquartered in McLean, Virginia. From August 1989 to January 1991, he was the Operations Manager for the New York City branch of Professional Service Industries, Inc.

    CHRISTOPHER P. VINCZE has been Senior Vice President, Financial and General Operations of ATC since July 1993, a regional manager of ATC since July 1991 and Vice President of a subsidiary of ATC since 1992. Mr. Vincze joined Dennison Environmental, Inc. in 1984 as an industrial hygienist and served as Vice President of Marketing and Operations from 1987 to July 1991.

    DONALD W. BECK has been Senior Vice President of ATC since April 1990 and Vice President since January 1988. Mr. Beck is responsible for managing the operations of certain ATC offices. Mr. Beck also served as a director of ATC Laboratories, Inc., a predecessor company of ATC, from November 1985 until January 1988, President of ATC Laboratories, Inc. from May 1986 until January 1988 and as Vice President of ATC Laboratories, Inc. from November 1985 until May 1986. Mr. Beck has been a full-time employee of ATC (and formerly ATC Laboratories, Inc.) since May 1982.

    WAYNE A. CROSBY has been Chief Financial Officer of ATC since July 1995. Prior to joining ATC, Mr. Crosby was the Chief Financial Officer of BSE Management, Inc. from 1991 to 1993 and Chief Financial Officer of Compex
Systems, Inc. from 1986 through 1990. Mr. Crosby is a certified public accountant and was employed by Deloitte Haskins & Sells for eight years.

    RICHARD L. PRUITT is a Vice President, the Principal Accounting Officer and a director of ATC. Mr. Pruitt has served as Vice President of ATC since September 1990, as Principal Accounting Officer of ATC since April 1988 and as a director of ATC since January 1988. Mr. Pruitt served as Principal Financial Officer of ATC from September 1989 to April 1992 and from May 1993 to July 1995. Mr. Pruitt served as the Principal Financial Officer and a director of Aurora from May 1985 to June 1995 and served as Financial Manager of Aurora from February 1982.

    RICHARD S. GREENBERG, ESQ. has been a director of ATC since July 1995. Mr. Greenberg has been a director of the Environmental Management Consulting Services Group at Coopers & Lybrand since October 1989. Mr. Greenberg has over 20 years of experience in the areas of environmental management consulting, environmental litigation support and legislative policy analysis.

    JULIA S. HECKMAN has been a director of ATC since August 1995. Mrs. Heckman has been a Managing Director with Rodman & Renshaw, Inc.'s Investment Banking Group since April 1995 and had been a Managing Director with Mabon Securities Corp.'s Investment Banking Group since 1991. Prior to joining Mabon Securities Corp., Mrs. Heckman was a Managing Director with PaineWebber Group Inc.'s Corporate Finance Group. Mrs. Heckman serves as a member of the Company's Board of Directors pursuant to the Underwriting Agreement between Rodman & Renshaw, Inc. and the Company. See "Underwriting."

    JOHN J. SMITH, ESQ. has been General Counsel since August 1989 and served as a Vice President of ATC from September 1990 through December 1993. Prior to joining ATC, from 1986 to 1989, Mr. Smith was the Secretary of the South Dakota Department of Water and Natural Resources, a cabinet level position responsible for managing all of the State's environmental and natural resource development programs.

    The Board of Directors has recently appointed an Audit Committee and a Compensation Committee consisting of three directors including Morry F. Rubin and the newly elected independent directors, Richard S. Greenberg and Julia S. Heckman. The Audit Committee will be responsible, among other things, for approving any transactions between the Company and any of its directors, officers or affiliates. The Compensation Committee will be responsible for setting compensation of the executive officers of the Company and for granting any further options to purchase Common Stock.

    All directors of ATC will hold offices until the next annual stockholders' meeting and until the election and qualification of their successors. Officers hold their respective positions until their successors are duly qualified or until they resign or are removed by the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information as of August 31, 1995, and as adjusted to reflect the sale of 1,700,000 shares of Common Stock by the Company and 700,000 shares by the Selling Stockholders in this offering, regarding the beneficial ownership of the Company's Common Stock by: (i) all persons known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each director and officer of the Company (including a key employee who is an officer of a subsidiary of the Company); (iii) all directors and officers and a key employee of the Company as a group; and (iv) the Selling Stockholders. All information with respect to ownership by the Selling Stockholders has been furnished by the Selling Stockholders.



                                                                                               PERCENT OF
                                                                                              OUTSTANDING
                                                    AMOUNT AND                SHARES          STOCK OWNED
                                                     NATURE OF    SHARES      OWNED     ------------------------
                                                    BENEFICIAL     BEING      AFTER       BEFORE        AFTER
     NAME AND ADDRESS OF BENEFICIAL OWNER (1)        OWNERSHIP    OFFERED    OFFERING    OFFERING     OFFERING
--------------------------------------------------  -----------  ---------  ----------  -----------  -----------
George Rubin(2)...................................   1,052,541     140,000     912,541        16.6%        11.3%
Kim E. Baptiste, Trustee of the George Rubin 1995
 Charitable Remainder Trust.......................     560,000     560,000           0         9.6%           *
Morry F. Rubin(3).................................     800,490          --     800,490        13.3%        10.4%
Nicholas J. Malino(4).............................      23,838          --      23,838           *            *
Christopher P. Vincze(5)..........................      29,680          --      29,680           *            *
Donald W. Beck(6).................................      17,715          --      17,715           *            *
Wayne A. Crosby(7)................................       1,800          --       1,800           *            *
Richard L. Pruitt(8)..............................      55,351          --      55,351           *            *
Richard S. Greenberg(9)...........................       3,750          --       3,750           *            *
Julia S. Heckman(9)...............................       3,750          --       3,750           *            *
John J. Smith(10).................................       6,000          --       6,000           *            *
All officers, directors and a key employee as a
 group (10 persons)(11)...........................   1,994,915     700,000   1,854,915        30.3%        22.4%


------------------------

*   Less than one percent of the issued and outstanding shares.

(1) The address for Messrs. G. Rubin, M. Rubin, Malino and Beck is 104 East 25th Street, Tenth Floor, New York, NY 10010. The address for Kim E. Baptiste as Trustee is c/o Schulte, Roth & Zabel, 900 Third Avenue, New York, NY 10022. The address for Mr. Vincze is 600 West Cummings Park, Suite 6500, Woburn, MA 01801. The address for Messrs. Pruitt, Crosby and Smith is 1515 East Tenth Street, Sioux Falls, SD 57103. The address for Mr. Greenberg is 370 17th Street, Suite 3300, Denver, CO 80202. The address for Mrs. Heckman is One Liberty Plaza, 31st Floor, New York, NY 10006.



(2) Includes warrants to purchase 490,500 shares. Does not include 560,000 shares owned by the George Rubin 1995 Charitable Remainder Trust as to which Mr. Rubin disclaims beneficial ownership and as to which he has no voting or investment power.


(3) Includes options to purchase 161,750 shares.

(4) Includes options/warrants to purchase 23,838 shares.

(5) Includes options to purchase 27,500 shares.

(6) Includes options to purchase 3,000 shares.

(7) Includes options to purchase 1,800 shares.

(8) Includes options to purchase 5,800 shares.

(9) Represents options to purchase 3,750 shares.

(10) Represents options to purchase 6,000 shares.


(11) Includes options/warrants to purchase 727,688 shares. Does not include shares owned by the George Rubin 1995 Charitable Remainder Trust.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The authorized capital stock of ATC consists of 20,000,000 shares of Common Stock, $.01 par value each. The shares of Common Stock: (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of ATC; (ii) are entitled to share ratably in all of the assets of ATC available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of ATC; (iii) do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters upon which Stockholders may vote at all meetings of Stockholders. All shares of Common Stock now outstanding are fully paid and non-assessable and all shares of Common Stock which are the subject of this offering, when issued, will be fully paid and non-assessable.

CLASS C WARRANTS

    Each Class C Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $10.00 per share until September 30, 1996. ATC has the right to redeem the Class C Warrants at a price of $.001 per Class C Warrant upon 30 days prior written notice. The holders of the Class C Warrants do not have any of the rights or privileges of stockholders of ATC prior to the exercise of warrants. The exercise price of the Class C Warrants and the number of shares issuable upon exercise of the Class C Warrants are subject to anti-dilution adjustment to protect against stock dividends, stock splits, mergers and recapitalizations. In accordance with the terms of the Class C Warrants, ATC is required to maintain a current and effective registration of the securities issuable upon exercise of the Class C Warrants.

DELAWARE LAW

    Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

INDEMNIFICATION

    As permitted by the Delaware General Corporation Law, ATC's Certificate of Incorporation provides that a director of ATC will not be personally liable to ATC or its Stockholders for monetary damages for breach of the fiduciary duty of care as a director, except under certain circumstances including breach of the director's duty of loyalty to ATC or its Stockholders or any transaction from which the director derived an improper personal benefit.

    ATC's By-Laws provide for the indemnification of ATC's officers and directors to the fullest extent permitted by Delaware law. In this respect, ATC entered into indemnification agreements with its officers and directors to hold them harmless and to indemnify each person from and against all fines, amounts paid in settlements and expenses, including attorneys' fees incurred as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative or investigative, by reason of the fact that the person was a director or officer of ATC or served any other corporation in any capacity at the request of ATC, in the manner and to the extent permitted by law.

    ATC has been advised that it is the opinion of the Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the federal securities laws, that such provisions are against public policy as expressed in such securities laws and are therefore unenforceable.

TRANSFER AGENT AND EXCHANGE AGENT

    American Stock Transfer & Trust Company, New York, New York, is acting as transfer agent and warrant agent for ATC's securities.

                                  UNDERWRITING


    The Underwriters below, for whom Rodman & Renshaw, Inc. ("Rodman") and Pennsylvania Merchant Group Ltd are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names.


                              UNDERWRITER                                NUMBER OF SHARES
-----------------------------------------------------------------------  -----------------
Rodman & Renshaw, Inc..................................................
Pennsylvania Merchant Group Ltd........................................

                                                                         -----------------
        Total..........................................................       2,400,000
                                                                         -----------------
                                                                         -----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

    The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus, that the Underwriters may allow
to selected dealers a concession of $       per share, and that such dealers may
reallow a concession of $        per  share to certain other dealers. After  the
public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market.

    The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 360,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it, as shown in the above table, bears to the 2,400,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

    The Underwriting Agreement provides that for a period of three years following the consummation of this offering, Rodman has the right to appoint a member to the Company's Board of Directors. Rodman has designated Julia S. Heckman as its initial designee to the Board of Directors. The Company has agreed to indemnify Rodman's designee to the fullest extent permitted by law.


    The officers and directors of the Company and the Selling Stockholders have agreed that they will not sell or dispose of any shares of Common Stock of the Company for a period of 180 days after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the prior written consent of the Representatives.


    The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In connection with the offering made hereby, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Lester Morse P.C., Great Neck, New York. Certain matters in connection with the sale of Common Stock offered hereby will be passed on for the Underwriters by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, New York, New York. Prior to this offering, Lester Morse P.C. and members of the firm, own of record and beneficially less than 2% of ATC's outstanding shares of Common Stock.

                                    EXPERTS

    The financial statements of ATC and Aurora as of February 28, 1995 and 1994 and for each of the three years in the period ended February 28, 1995 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Con-Test as of December 31, 1993 and 1992 and for each of the two years in the period ended December 31, 1993 included in this Prospectus have been audited by James J. Slawski, C.P.A., as stated in his report included herein, and have been so included in reliance upon the report of such individual given upon his authority as an expert in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of such reports, proxy statements, and other information concerning the Company may also be inspected and copied at the library of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006, upon which the Common Stock of the Company is listed.

    The Company has filed with the Commission the Registration Statement under the Securities Act, with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus or in any document incorporated herein by reference as to the contents of any contract or document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                             ATC ENVIRONMENTAL INC.
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
ATC ENVIRONMENTAL INC.
  Introduction to Pro Forma Unaudited Combined Financial Data..............................................        F-3
  Pro Forma Combined Statement of Operations for the Six Months
    Ended August 31, 1995 (unaudited)......................................................................        F-4
  Pro Forma Combined Statement of Operations for the Year Ended
    February 28, 1995 (unaudited)..........................................................................        F-5
  Notes to Pro Forma Combined Financial Statements.........................................................        F-6
  Independent Auditors' Report.............................................................................       F-10
  Consolidated Balance Sheets as of February 28, 1994 and 1995.............................................       F-11
  Consolidated Statements of Operations for the Years Ended February 28, 1993,
    1994 and 1995..........................................................................................       F-12
  Consolidated Statements of Stockholders' Equity for the Years Ended February 28, 1993, 1994 and 1995.....       F-13
  Consolidated Statements of Cash Flows for the Years Ended February 28, 1993,
    1994 and 1995..........................................................................................       F-14
  Notes to Consolidated Financial Statements...............................................................       F-15
  Consolidated Balance Sheets as of February 28, 1995 and August 31, 1995 (unaudited)......................       F-28
  Consolidated Statements of Operations for the Three and Six Months Ended
    August 31, 1994 and 1995 (unaudited)...................................................................       F-29
  Consolidated Statements of Stockholders' Equity for the Six Months
    Ended August 31, 1994 and 1995 (unaudited).............................................................       F-30
  Consolidated Statements of Cash Flows for the Six Months Ended
    August 31, 1994 and 1995 (unaudited)...................................................................       F-31
  Notes to Consolidated Financial Statements (unaudited)...................................................       F-32

AURORA ENVIRONMENTAL INC.
  Independent Auditors' Report.............................................................................       F-36
  Consolidated Balance Sheets as of February 28, 1994 and 1995.............................................       F-37
  Consolidated Statements of Operations for the Years Ended
    February 28, 1993, 1994 and 1995.......................................................................       F-38
  Consolidated Statements of Stockholders' Equity for the Years Ended
    February 28, 1993, 1994 and 1995.......................................................................       F-39
  Consolidated Statements of Cash Flows for the Years Ended
    February 28, 1993, 1994 and 1995.......................................................................       F-40
  Notes to Consolidated Financial Statements...............................................................       F-41
  Consolidated Balance Sheets as of February 28, 1995 and
    May 31, 1995 (unaudited)...............................................................................       F-54
  Consolidated Statements of Operations for the Three Months
    Ended May 31, 1994 and 1995 (unaudited)................................................................       F-55
  Consolidated Statements of Cash Flows for the Three Months Ended
    May 31, 1994 and 1995 (unaudited)......................................................................       F-56
  Notes to Consolidated Financial Statements (unaudited)...................................................       F-57

                                                                                         PAGE
CON-TEST, INC.                                                                         ---------
  Independent Auditor's Report.......................................................       F-58
  Balance Sheets as of December 31, 1992 and 1993....................................       F-59
  Statements of Operations and Retained Earnings for the Years Ended December 31,
    1992 and 1993....................................................................       F-60
  Statements of Cash Flows for the Years Ended December 31, 1992 and 1993............       F-61
  Notes to Financial Statements......................................................       F-62
  Balance Sheet as of September 10, 1994 (unaudited).................................       F-65
  Statement of Operations and Retained Earnings for the Six Months Ended September
    10, 1994 (unaudited).............................................................       F-66
  Statement of Cash Flows for the Six Months Ended September 10, 1994 (unaudited)....       F-67
  Notes to Financial Statements (unaudited)..........................................       F-68

                  PRO FORMA UNAUDITED COMBINED FINANCIAL DATA

    The following Pro Forma Unaudited Combined Financial Data for ATC and Aurora have been prepared based upon the historical financial results of the companies, adjusted to give effect to the Aurora Merger and the Company's acquisition of Con-Test. The Pro Forma Combined Unaudited Financial Data give effect to the merger of ATC and Aurora under a method of accounting similar to a pooling of interests and the acquisition of Con-Test by ATC, under the purchase method of accounting, based upon the assumptions set forth in the notes to the pro forma unaudited combined financial data.

    The pro forma combined statements of operations for the six months ended August 31, 1995 and for the year ended February 28, 1995, reflect the merger of ATC and Aurora and the acquisition of Con-Test as if each had occurred at the beginning of the period presented.

    The   Pro  Forma  Unaudited  Combined  Financial  Data  should  be  read  in conjunction with the audited and unaudited consolidated financial statements of the Company, Aurora and Con-Test appearing elsewhere in this Prospectus.

    The pro forma combined results are intended for information purposes only and are not necessarily indicative of the results which would have been attained if the merger and acquisition had been consummated at the beginning of the period presented or which may be attained in the future.

                             ATC ENVIRONMENTAL INC.
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED AUGUST 31, 1995

                                  (UNAUDITED)


                                                                                    NOTE (2)
                                                                           --------------------------
                                                                              PRO FORMA
                                                                               MERGER
                                                                             ADJUSTMENTS      NOTE       PRO FORMA
                                                                           ---------------  ---------  -------------
                                                  ATC         AURORA(F)
                                             -------------  -------------
Revenues...................................  $  22,464,431  $  14,409,850  $   (14,409,850)        (A) $  22,464,431
Cost of revenues...........................     11,665,473  $   7,526,443       (7,526,443)        (A)    11,665,473
                                             -------------  -------------  ---------------             -------------
    Gross profit...........................     10,798,958      6,883,407       (6,883,407)               10,798,958
Operating expenses:
  Selling..................................        714,193        439,638         (439,638)        (A)       714,193
  General and administrative...............      6,352,611      4,405,142       (4,293,782)        (A)     6,463,971
  Provision for bad debts..................        119,215         67,015          (67,015)        (A)       119,215
                                             -------------  -------------  ---------------             -------------
                                                 7,186,019      4,911,795       (4,800,435)                7,297,379
                                             -------------  -------------  ---------------             -------------
    Operating income.......................      3,612,939      1,971,612       (2,082,972)                3,501,579
Nonoperating expense:
  Interest expense.........................        249,467        150,991         (150,991)        (A)       249,467
  Interest income..........................        (47,573)       (45,489)          43,663         (A)       (49,399)
  Other, net...............................         26,800         81,835         (117,024)        (D)        (8,389)
                                             -------------  -------------  ---------------             -------------
                                                   228,694        187,337         (224,352)                  191,679
                                             -------------  -------------  ---------------             -------------
    Income before taxes....................      3,384,245      1,784,275       (1,858,620)                3,309,900
Income tax expense.........................        970,000        775,960         (804,583)        (C)       941,377
                                             -------------  -------------  ---------------             -------------
    Income before minority interest........      2,414,245      1,008,315       (1,054,037)                2,368,523
Minority interest in net income of
 subsidiary................................              0       (510,520)         510,520         (B)             0
                                             -------------  -------------  ---------------             -------------
Net income.................................  $   2,414,245  $     497,795  $      (543,517)            $   2,368,523
                                             -------------  -------------  ---------------             -------------
                                             -------------  -------------  ---------------             -------------
Earnings per common share and dilutive
 common equivalent share:
  Primary..................................  $         .38                                         (E) $         .35
                                             -------------                                             -------------
                                             -------------                                             -------------
  Fully diluted............................  $         .38                                         (E) $         .35
                                             -------------                                             -------------
                                             -------------                                             -------------
Weighted average number of shares
 outstanding:
  Primary..................................      6,332,657                                         (E)     6,729,340
                                             -------------                                             -------------
                                             -------------                                             -------------
  Fully diluted............................      6,332,657                                         (E)     6,729,340
                                             -------------                                             -------------
                                             -------------                                             -------------


    The accompanying notes are an integral part of these pro forma financial statements.

                             ATC ENVIRONMENTAL INC.
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED FEBRUARY 28, 1995
                                  (UNAUDITED)

                                                                      NOTE (3)                                     NOTE (2)
                                                              ------------------------      ATC                   -----------
                                                               PRO FORMA                AND CON-TEST               PRO FORMA
                                                              ACQUISITION                PRO FORMA                  MERGER
                                         ATC       CON-TEST   ADJUSTMENTS     NOTE        COMBINED      AURORA    ADJUSTMENTS
                                      ----------  ----------  -----------     -----     ------------  ----------  -----------
Revenues............................  $36,271,557 $4,620,376   $ (84,333)      (A    )   $40,807,600  $36,271,557 ($36,271,557)
Cost of revenues....................  18,355,493   1,820,215     (51,529)      (B    )   20,124,179   18,355,493  (18,355,493)
                                      ----------  ----------  -----------               ------------  ----------  -----------
    Gross profit....................  17,916,064   2,800,161     (32,804)                20,683,421   17,916,064  (17,916,064)
Operating expenses:
  Selling...........................   1,105,937     290,427          --                  1,396,364    1,105,937  (1,105,937)
  General and administrative........  10,996,709   3,652,236  (1,369,399)      (C    )   13,279,546   11,052,572  (10,996,709)
  Provision for bad debts...........     188,819      16,367          --                    205,186      188,819    (188,819)
                                      ----------  ----------  -----------               ------------  ----------  -----------
                                      12,291,465   3,959,030  (1,369,399)                14,881,096   12,347,328  (12,291,465)
                                      ----------  ----------  -----------               ------------  ----------  -----------
    Operating income (loss).........   5,624,599  (1,158,869)  1,336,595                  5,802,325    5,568,736  (5,624,599)
Nonoperating expense:
  Interest expense..................     285,570      94,121      41,178       (D    )      420,869      285,570    (285,570)
  Interest income...................     (34,073)     (1,448)         --                    (35,521)     (35,212)     34,073
  Other, net........................      72,582      (5,820)         --                     66,762      144,252    (227,420)
                                      ----------  ----------  -----------               ------------  ----------  -----------
                                         324,079      86,853      41,178                    452,110      394,610    (478,917)
                                      ----------  ----------  -----------               ------------  ----------  -----------
    Income (loss) before taxes......   5,300,520  (1,245,722)  1,295,417                  5,350,215    5,174,126  (5,145,682)
Income tax expense..................   2,044,000           0      19,133       (E    )    2,063,133    2,044,000  (2,033,049)
                                      ----------  ----------  -----------               ------------  ----------  -----------
    Income (loss) before minority
     interest.......................   3,256,520  (1,245,722)  1,276,284                  3,287,082    3,130,126  (3,112,633)
Minority interest in net income of
 subsidiary.........................           0           0          --                          0   (1,300,040) (1,300,040)
                                      ----------  ----------  -----------               ------------  ----------  -----------
Net income (loss)...................  $3,256,520  $(1,245,722)  $1,276,284               $3,287,082   $1,830,086  ($1,812,593)
                                      ----------  ----------  -----------               ------------  ----------  -----------
                                      ----------  ----------  -----------               ------------  ----------  -----------
Earnings per common share and
 dilutive common equivalent share:
  Primary...........................  $      .57                               (F    )   $      .56
                                      ----------                                        ------------
                                      ----------                                        ------------
  Fully diluted.....................  $      .56                               (F    )   $      .56
                                      ----------                                        ------------
                                      ----------                                        ------------
Weighted average number of shares
 outstanding:
  Primary...........................   5,753,856                               (F    )    5,821,847
                                      ----------                                        ------------
                                      ----------                                        ------------
  Fully diluted.....................   5,850,233                               (F    )    5,918,224
                                      ----------                                        ------------
                                      ----------                                        ------------


                                         NOTE      PRO FORMA
                                         -----     ----------
Revenues............................      (A    )  $40,807,600
Cost of revenues....................      (A    )  20,124,179
                                                   ----------
    Gross profit....................               20,683,421
Operating expenses:
  Selling...........................      (A    )   1,396,364
  General and administrative........      (A    )  13,335,409
  Provision for bad debts...........      (A    )     205,186
                                                   ----------
                                                   14,936,959
                                                   ----------
    Operating income (loss).........                5,746,462
Nonoperating expense:
  Interest expense..................      (A    )     420,869
  Interest income...................      (A    )     (36,660)
  Other, net........................      (F    )     (16,406)
                                                   ----------
                                                      367,803
                                                   ----------
    Income (loss) before taxes......                5,378,659
Income tax expense..................      (D    )   2,074,084
                                                   ----------
    Income (loss) before minority
     interest.......................                3,304,575
Minority interest in net income of
 subsidiary.........................      (C    )           0
                                                   ----------
Net income (loss)...................               $3,304,575
                                                   ----------
                                                   ----------
Earnings per common share and
 dilutive common equivalent share:
  Primary...........................      (G    )  $      .53
                                                   ----------
                                                   ----------
  Fully diluted.....................      (G    )  $      .51
                                                   ----------
                                                   ----------
Weighted average number of shares
 outstanding:
  Primary...........................      (G    )   6,224,064
                                                   ----------
                                                   ----------
  Fully diluted.....................      (G    )   6,419,454
                                                   ----------
                                                   ----------

    The accompanying notes are an integral part of these pro forma financial statements.

                             ATC ENVIRONMENTAL INC.
                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- GENERAL

MERGER OF AURORA INTO ATC

    Effective June 29, 1995, ATC and Aurora were merged, with ATC as the surviving corporation. Prior to the Aurora Merger, Aurora was a holding company which owned approximately 57% of ATC's outstanding Common Stock and had substantially no other assets. In connection with the merger, each outstanding share of Aurora common stock was exchanged for .545 shares of Common Stock. ATC issued 3,341,452 shares of Common Stock in exchange for 6,131,104 shares of Aurora's common stock, and issued options and warrants entitling the holders thereof to purchase up to 604,950 shares of Common Stock upon exercise in replacement of previously outstanding options and warrants to purchase Aurora's common stock. The merger was accounted for in a manner similar to a pooling of interests. Under this method of accounting, recorded assets and liabilities of Aurora are combined with ATC and the results of operations of ATC and Aurora are combined as of the effective date of the merger.

ACQUISITION OF ASSETS OF CON-TEST

    Effective October 1, 1994, ATC purchased certain assets and assumed certain liabilities of Con-Test, a Massachusetts-based environmental consulting and engineering company with branch offices in Massachusetts, Connecticut, Vermont, Rhode Island, New York and Pennsylvania. The acquisition was accounted for as a purchase. The total consideration for this acquisition was approximately $7,760,000, consisting of $2,100,000 in cash, restricted shares of Common Stock valued at $493,000, $535,000 in a three-year promissory note, $4,500,000 of assumed liabilities and $132,000 of acquisition costs. Certain of this consideration is contingent upon collection of outstanding receivables acquired by ATC. Immediately upon acquiring the assets of Con-Test, the Company instituted several cost-saving measures, including the elimination of certain employees and facilities, to improve Con-Test's operations and integrate it with the existing operations of the Company.

    The pro forma combined balance sheet sets forth the combination of the financial positions of ATC and Aurora as of May 31, 1995.

    The pro forma combined statements of operations for the three months ended May 31, 1995 and for the year ended February 28, 1995, reflect the merger of ATC and Aurora and the acquisition of Con-Test as if each had occurred at the beginning of the period presented.

NOTE 2 -- PRO FORMA ADJUSTMENTS FOR THE AURORA AND ATC MERGER

    The pro forma financial statements reflect the following adjustments related to the merger of Aurora and ATC:

    (A) Elimination of ATC's account balances included in Aurora's consolidated results.

    (B) To reflect the effect of the conversion of Aurora's minority interest.

    (C) To reflect the tax benefit of Aurora's net operating loss carryforward:

        (i) Income Statement Pro Forma Adjustments:


            Income tax expense for the six months ended August 31, 1995:
             Elimination of ATC's income tax expense through June 29, 1995 (Note
             A).................................................................  $ (775,960)
             Tax benefit of Aurora's operating loss of $170,820.................     (65,766)
             Tax effect of eliminating merger expenses (Note D).................      37,143
                                                                                  ----------
                                                                                  $ (804,583)
                                                                                  ----------
                                                                                  ----------

                             ATC ENVIRONMENTAL INC.
        NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

NOTE 2 -- PRO FORMA ADJUSTMENTS FOR THE AURORA AND ATC MERGER (CONTINUED)
        (ii) Income tax expense for the year ended February 28, 1995:

             Elimination of ATC's expense (Note A)..............................  $(2,044,000)
             Tax benefit of Aurora's operating loss of $126,394.................     (48,662)
             Tax effect of eliminating merger expenses (Note D).................      59,613
                                                                                  ----------
                                                                                  $(2,033,049)
                                                                                  ----------
                                                                                  ----------

    (D) The adjustment to other expense, net is comprised of the following:


                                                                                                    SIX MONTHS
                                                                                                      ENDED
                                                                                     YEAR ENDED     AUGUST 31,
                                                                                    FEB. 28, 1995      1995
                                                                                    -------------  ------------
Elimination of ATC's accounts included in the consolidated results
 (Note A).........................................................................  $     (72,582)  $  (20,549)
Elimination of merger costs during the period that would not have been incurred
 had the merger been effective as of the beginning of the period..................       (154,838)     (96,475)
                                                                                    -------------  ------------
                                                                                    $    (227,420)  $ (117,024)
                                                                                    -------------  ------------
                                                                                    -------------  ------------


    (E) Assumes the ATC shares issued to Con-Test are outstanding as of the beginning of the fiscal year and assumes the outstanding warrants and options of Aurora which converted in the merger (Note I) are outstanding from the beginning of the fiscal year.


    (F) The statement of operations presented for Aurora comprises Aurora's consolidated operations for the period from March 1, 1995 through June 29, 1995, the effective date of the merger. The following table presents those results by combining the results of operations of Aurora for the three months ended May 31, 1995 (as shown elsewhere in this prospectus) with the 29 day period ended June 29, 1995.



                                                                AURORA               AURORA
                                                          THREE MONTHS ENDED    TWENTY-NINE DAYS
                                                             MAY 31, 1995      ENDED JUNE 29, 1995    COMBINED
                                                          -------------------  -------------------  -------------
Revenues................................................     $  10,814,953        $   3,594,897     $  14,409,850
Cost of revenues........................................         5,545,411            1,981,032         7,526,443
                                                          -------------------  -------------------  -------------
Gross profit............................................         5,269,542            1,613,865         6,883,407
Operating expenses:
  Selling...............................................           329,629              110,009           439,638
  General and adminstrative.............................         3,422,536              982,606         4,405,142
  Provision for bad debts...............................            47,400               19,615            67,015
                                                          -------------------  -------------------  -------------
                                                                 3,799,565            1,112,230         4,911,795
                                                          -------------------  -------------------  -------------
    Operating income....................................         1,469,977              501,635         1,971,612
Nonoperating expense (income):
  Interest expense......................................           109,508               41,483           150,991
  Interest income.......................................           (44,273)              (1,216)          (45,489)
  Other, net............................................            27,510               54,325            81,835
                                                          -------------------  -------------------  -------------
                                                                    92,745               94,592           187,337
                                                          -------------------  -------------------  -------------
    Income before taxes.................................         1,377,232              407,043         1,784,275
Income tax expense......................................           567,500              208,460           775,960
                                                          -------------------  -------------------  -------------
    Income before minority interest.....................           809,732              198,583         1,008,315
Minority interest in net income of subsidiary...........          (386,875)            (123,645)         (510,520)
                                                          -------------------  -------------------  -------------
Net income..............................................     $     422,857        $      74,938     $     497,795
                                                          -------------------  -------------------  -------------
                                                          -------------------  -------------------  -------------

                             ATC ENVIRONMENTAL INC.
        NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

NOTE 3 -- PRO FORMA ADJUSTMENTS FOR THE ACQUISITION OF CON-TEST

    The pro forma combined statement of operations for the year ended February 28, 1995 assumes the acquisition occurred March 1, 1994, the beginning of ATC's 1995 fiscal year. The pro forma adjustments were based on Con-Test's interim unaudited results of operations from March 1, 1994 to September 10, 1994, representing the last interim accounting period completed prior to the purchase date. Con-Test's historical financial statements were prepared as of each interim four-week accounting period.

    The pro forma financial statements reflect the following adjustments related to the acquisition of Con-Test:

    (A) To eliminate revenues of Con-Test branches not acquired.................  $  (84,333)
                                                                                  ----------
                                                                                  ----------

    (B) To eliminate costs of revenues of Con-Test branches not acquired........  $  (51,529)
                                                                                  ----------
                                                                                  ----------

    (C) To record the change in general and administrative expenses as follows:

        (i) Changes in depreciation and amortization as a result of the acquisition:

Depreciation of acquired assets recorded at fair market value.......  $   92,450
Less: Con-Test's historical depreciation............................    (247,121)
                                                                      ----------
Net depreciation adjustment.........................................    (154,671)
Goodwill amortization, based on a 30-year amortization period.......      82,941
Covenant not to compete amortization, based on 5-year term..........      11,667
                                                                      ----------
                                                                         (60,063)
                                                                      ----------

        (ii) Reduction in certain other costs as a result of the integration of acquired operations into
            ATC:

Expenses of Con-Test branches not acquired..........................    (146,119)
Employee costs of Con-Test excess employees not hired...............    (800,896)
Expenses of Con-Test facilities eliminated by integrating into ATC
 facilities.........................................................    (214,354)
Certain legal and accounting expenses of Con-Test...................     (60,000)
Reduction of professional and general insurance costs...............     (87,967)
                                                                      ----------
                                                                      (1,309,336)
                                                                      ----------
                                                                      $(1,369,399)
                                                                      ----------
                                                                      ----------

    (D) To record the net additional interest expense calculated as follows:

                                                                                                   YEAR ENDED
                                                                                   DEBT INCURRED  FEB. 28, 1995
                                                                                   -------------  -------------
ATC additional interest:
Amount borrowed for cash consideration paid at close with interest at 8.1%, the
 average rate paid under ATC's bank credit line during fiscal 1995...............   $ 2,100,000   $      99,225
Note payable issued to seller, interest at 8.5%..................................       535,000          26,527

Elimination of Con-Test interest on bank debt paid by ATC........................                       (84,574)
                                                                                                  -------------
                                                                                                  $      41,178
                                                                                                  -------------
                                                                                                  -------------

    (E) To record the imputed Federal income tax expense as though Con-Test had not been a Subchapter S corporation and the income tax effect of the pro forma adjustments at ATC's effective tax rate.

                             ATC ENVIRONMENTAL INC.
        NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

NOTE 3 -- PRO FORMA ADJUSTMENTS FOR THE ACQUISITION OF CON-TEST (CONTINUED)

Reported loss before taxes......................................................  $(1,245,722)
  Pro forma income adjustments:
    Revenues....................................................................     (84,333)
    Cost of revenues............................................................      51,529
    General and administrative..................................................   1,369,399
    Interest expense............................................................     (41,178)
                                                                                  ----------
  Adjusted income before taxes..................................................      49,695
  Tax rate......................................................................       38.5%
                                                                                  ----------
  Net adjustment................................................................  $   19,133
                                                                                  ----------
                                                                                  ----------

    The Company has recorded the pro forma income tax benefits of the taxable loss of Con-Test, without any valuation allowance, because ATC recognized taxable income sufficient enough to utilize the Con-Test loss during the period presented.

    (F) Assumes the ATC shares issued to Con-Test are outstanding as of the beginning of the fiscal year.

                          INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
ATC Environmental Inc. and Subsidiaries

    We have audited the accompanying consolidated balance sheets of ATC Environmental Inc. and subsidiaries as of February 28, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ATC Environmental Inc. and subsidiaries as of February 28, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
May 4, 1995
Omaha, Nebraska

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           FEBRUARY 28, 1994 AND 1995

ASSETS                                                                           1994        1995
                                                                              ----------  ----------
 Current Assets:
    Cash and cash equivalents...............................................  $1,394,889  $1,377,862
    Trade accounts receivable, less allowance for doubtful accounts
     ($167,344 in 1994 and $535,886 in 1995) (Note K).......................   7,701,761  11,859,991
    Costs in excess of billings on uncompleted contracts....................     370,000     447,000
    Notes receivable (Note B)...............................................     250,000          --
    Prepaid expenses and other current assets...............................     418,046     431,791
    Deferred income taxes (Note H)..........................................     152,600     132,700
                                                                              ----------  ----------
      Total current assets..................................................  10,287,296  14,249,344
  Property and equipment, net (Notes C and D)...............................   2,292,154   3,151,286
  Goodwill, net of accumulated amortization
   ($19,613 in 1994 and $137,470 in 1995) (Note B)..........................   1,242,504   7,166,998
  Covenants not to compete, net of accumulated amortization
   ($42,558 in 1994 and $137,021 in 1995) (Note B)..........................     232,442     317,979
  Other assets..............................................................     102,491     123,615
                                                                              ----------  ----------
                                                                              $14,156,887 $25,009,222
                                                                              ----------  ----------
                                                                              ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Short-term debt (Note D)................................................  $  115,603  $   88,720
    Current maturities of long-term debt (Note D)...........................     543,268     840,907
    Accounts payable........................................................     793,518   1,963,484
    Income taxes payable (Note H)...........................................   1,130,653     128,250
    Due to related company (Note J).........................................     122,141      39,969
    Accrued compensation....................................................   1,363,858   2,053,797
    Other accrued expenses..................................................     169,242   1,020,479
                                                                              ----------  ----------
      Total current liabilities.............................................   4,238,283   6,135,606
  Long-term debt, less current maturities (Note D)..........................   2,182,119   3,892,766
  Other liabilities (Note E)................................................          --   1,087,056
  Deferred income taxes (Note H)............................................      77,000      80,600
                                                                              ----------  ----------
      Total liabilities.....................................................   6,497,402  11,196,028
                                                                              ----------  ----------
  Commitments and contingencies (Notes B, D, E, F, G and L)
  Stockholders' equity (Notes B, D, F, G and L):
    Common stock, par value $.01 per share; authorized 20,000,000 shares;
     issued and outstanding 5,303,352 shares in 1994 and 5,738,018 shares in
     1995...................................................................      53,034      57,380
    Additional paid-in capital..............................................   4,610,860   7,484,453
    Notes receivable -- common stock........................................     (34,250)    (15,000)
    Retained earnings.......................................................   3,029,841   6,286,361
                                                                              ----------  ----------
      Total stockholders' equity............................................   7,659,485  13,813,194
                                                                              ----------  ----------
                                                                              $14,156,887 $25,009,222
                                                                              ----------  ----------
                                                                              ----------  ----------

   The accompanying notes are an integral part of these financial statements.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

                                                                                      1993           1994           1995
                                                                                  -------------  -------------  -------------
Revenues........................................................................  $  16,539,254  $  26,664,385  $  36,271,557
Cost of revenues................................................................      9,889,612     14,369,961     18,355,493
                                                                                  -------------  -------------  -------------
    Gross profit................................................................      6,649,642     12,294,424     17,916,064
                                                                                  -------------  -------------  -------------
Operating expenses:
  Selling.......................................................................        685,747        784,795      1,105,937
  General and administrative....................................................      5,150,950      8,140,069     10,996,709
  Provision for bad debts.......................................................         85,423        143,017        188,819
                                                                                  -------------  -------------  -------------
                                                                                      5,922,120      9,067,881     12,291,465
                                                                                  -------------  -------------  -------------
    Operating income............................................................        727,522      3,226,543      5,624,599
                                                                                  -------------  -------------  -------------
Nonoperating expense (income):
  Interest expense..............................................................        115,204        185,494        285,570
  Interest income...............................................................        (49,968)       (45,361)       (34,073)
  Other expense, net (Note L)...................................................          9,142          9,362         72,582
                                                                                  -------------  -------------  -------------
                                                                                         74,378        149,495        324,079
                                                                                  -------------  -------------  -------------
    Income before income taxes..................................................        653,144      3,077,048      5,300,520
Income tax expense (Note H).....................................................        300,000      1,210,000      2,044,000
                                                                                  -------------  -------------  -------------
Net income......................................................................  $     353,144  $   1,867,048  $   3,256,520
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------
Earnings per common share and dilutive common equivalent share:
  Primary.......................................................................  $         .07  $         .35  $         .57
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------
  Fully diluted.................................................................  $         .07  $         .35  $         .56
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------
Weighted average number of shares outstanding:
  Primary.......................................................................      5,293,871      5,376,921      5,753,856
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------
  Fully diluted.................................................................      5,298,296      5,396,373      5,850,233
                                                                                  -------------  -------------  -------------
                                                                                  -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

                                                                                           NOTES
                                                         COMMON STOCK      ADDITIONAL   RECEIVABLE-
                                                     --------------------    PAID-IN      COMMON      RETAINED
                                                      SHARES     AMOUNT      CAPITAL       STOCK      EARNINGS       TOTAL
                                                     ---------  ---------  -----------  -----------  -----------  ------------
Balance, February 29, 1992.........................  5,038,752  $  50,388  $ 4,265,990   $ (34,250)  $   809,649  $  5,091,777
  Sale of common stock at $.15 per share, upon
   exercise of options.............................    254,000      2,540       35,560          --            --        38,100
  Tax benefit from exercise of common stock options
   (Note H)........................................         --         --      344,000          --            --       344,000
  Continuing registration costs applied against
   additional paid-in capital......................         --         --      (14,120)         --            --       (14,120)
  Net income.......................................         --         --           --          --       353,144       353,144
                                                     ---------  ---------  -----------  -----------  -----------  ------------
Balance, February 28, 1993.........................  5,292,752     52,928    4,631,430     (34,250)    1,162,793     5,812,901
  Sale of common stock at $1.87 to $4.31 per share,
   upon exercise of options........................      5,600         56       16,090          --            --        16,146
  Issuance of common shares in connection with the
   purchase of BSE Management, Inc.................      5,000         50       29,650          --            --        29,700
  Adjustment to tax benefit from exercise of common
   stock options (Note H)..........................         --         --      (40,927)         --            --       (40,927)
  Continuing registration costs applied against
   additional paid-in capital......................         --         --      (25,383)         --            --       (25,383)
  Net income.......................................         --         --           --          --     1,867,048     1,867,048
                                                     ---------  ---------  -----------  -----------  -----------  ------------
Balance, February 28, 1994.........................  5,303,352     53,034    4,610,860     (34,250)    3,029,841     7,659,485
  Sale of common stock at $1.87 to $5.00 per share,
   upon exercise of options........................     16,980        170       51,354          --            --        51,524
  Sale of common stock at $8.00 per share, upon
   exercise of Class B common stock purchase
   warrants........................................    284,803      2,848    2,275,576          --            --     2,278,424
  Issuance of common shares in connection with the
   purchase of
   Con-Test, Inc...................................    116,556      1,165      491,740          --            --       492,905
  Issuance of common shares in connection with the
   purchase of
   R.E. Blattert & Associates......................     16,327        163      112,340          --            --       112,503
  Continuing registration costs applied against
   additional paid-in capital......................         --         --      (57,417)         --            --       (57,417)
  Reduction of notes receivable....................         --         --           --      19,250            --        19,250
  Net income.......................................         --         --           --          --     3,256,520     3,256,520
                                                     ---------  ---------  -----------  -----------  -----------  ------------
Balance, February 28, 1995.........................  5,738,018  $  57,380  $ 7,484,453   $ (15,000)  $ 6,286,361  $ 13,813,194
                                                     ---------  ---------  -----------  -----------  -----------  ------------
                                                     ---------  ---------  -----------  -----------  -----------  ------------

   The accompanying notes are an integral part of these financial statements.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

                                                                              1993          1994          1995
                                                                          ------------  ------------  ------------
Cash Flows From Operating Activities:
  Net income............................................................  $    353,144  $  1,867,048  $  3,256,520
  Adjustments to reconcile net income to net cash from operating activities:
    Depreciation and leasehold amortization.............................       602,091       648,473       707,318
    Amortization of goodwill and covenants..............................        24,455        37,716       212,320
    Provision for bad debts.............................................        85,423       143,017       188,819
    Deferred income taxes...............................................      (131,875)      (12,000)       23,500
    Other liabilities...................................................            --            --       (46,179)
    Loss (gain) on disposition of fixed assets..........................         9,142            --       (11,079)
    Changes in operating assets and liabilities, net of amounts acquired in acquisitions:
      Accounts and notes receivable.....................................      (778,209)   (4,754,874)     (348,459)
      Prepaid expenses and other assets.................................       (34,391)     (168,443)      (22,269)
      Accounts payable and other liabilities............................        93,022     1,068,171        72,615
      Income taxes payable..............................................       379,781     1,142,239    (1,002,403)
                                                                          ------------  ------------  ------------
        Net cash flows from operating activities........................       602,583       (28,653)    3,030,703
                                                                          ------------  ------------  ------------
Cash Flows From Investing Activities:
  Purchase of Con-Test, Inc., net of cash acquired......................            --            --    (2,230,551)
  Purchase of BSE Management, Inc.......................................            --    (1,030,285)     (887,325)
  Purchase of Microbial Environmental Services, Inc.....................            --            --      (250,000)
  Purchase of R.E. Blattert & Associates, net of cash acquired..........            --            --        (9,541)
  (Purchase) rescission of Bio/West, Inc................................      (750,000)      283,722            --
  Purchase of property and equipment....................................      (566,902)     (730,737)     (756,444)
  Proceeds from sale of property and equipment..........................         7,298         1,000        34,049
  Proceeds from maturity of investments.................................     1,017,948            --            --
                                                                          ------------  ------------  ------------
      Net cash flows from investing activities..........................      (291,656)   (1,476,300)   (4,099,812)
                                                                          ------------  ------------  ------------
Cash Flows From Financing Activities:
  Proceeds from issuance of long-term debt and notes payable............       219,062     3,018,995     1,580,318
  Proceeds from issuance of common stock................................        38,100        16,146     2,329,948
  Principal payments on long-term debt and notes payable, including
   capital lease obligations............................................      (400,292)   (1,174,756)   (2,800,767)
  Payments for continuing registration costs............................       (14,120)      (25,383)      (57,417)
                                                                          ------------  ------------  ------------
      Net cash flows from financing activities..........................      (157,250)    1,835,002     1,052,082
                                                                          ------------  ------------  ------------
      Net change in cash and cash equivalents...........................       153,677       330,049       (17,027)
Cash and Cash Equivalents, Beginning of year............................       911,163     1,064,840     1,394,889
                                                                          ------------  ------------  ------------
Cash and Cash Equivalents, End of year..................................  $  1,064,840  $  1,394,889  $  1,377,862
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of ATC Environmental Inc. and its wholly-owned subsidiaries ATC New England Corp., ATC Blattert Inc., Hygeia Proscience Laboratories, Inc. and ATC Management, Inc. All significant intercompany accounts and transactions have been eliminated.

NATURE OF BUSINESS

    ATC Environmental Inc. and its subsidiaries ("ATC" or the "Company") are environmental consulting firms providing assessment, monitoring, training, analytical and management services for environmental projects. These services are provided nation-wide through a network of regional offices. ATC is a 57% owned subsidiary of Aurora Environmental Inc. ("Aurora"). Because the Company conducts its operations in a single industry, segment information is not presented.

REVENUE RECOGNITION

    The Company generally contracts for services to customers on the basis of a fixed fee per procedure or services performed. Revenue is recognized as services are performed in accordance with the terms of the contract.

COSTS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

    Costs in excess of billings on uncompleted contracts represent unbilled services and reimbursable expenses associated with ongoing projects

SIGNIFICANT CUSTOMER

    In fiscal 1995, revenues from a single customer comprised approximately 11% of total revenues. In fiscal 1994 revenues from this customer comprised approximately 12% of total revenues.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is computed on either the straight-line or declining balance method over the estimated useful lives of the assets, as follows:

Office equipment..................................................         5 years
Transportation equipment..........................................       4-5 years
Laboratory and field equipment....................................       5-7 years
                                                                       life of the
Leasehold improvements............................................           lease

AMORTIZATION OF INTANGIBLE ASSETS

    Goodwill associated with acquisitions is being amortized on a straight-line basis over a 10 to 30 year period. The carrying value of goodwill is periodically evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired business. When the carrying amount of goodwill is determined not to be recoverable by management, the associated asset is written off. At February 28, 1995, no such impairment existed. The covenants not to compete are being amortized over the terms of the agreements, which are 3 to 5 year periods.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The liability method is used to measure deferred tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, based on temporary differences between financial and taxable income existing at each balance sheet date using enacted tax rates. ATC and its wholly-owned subsidiaries file a consolidated income tax return.

CONTINUING REGISTRATION COSTS

    Costs associated with the registration and issuance of equity are charged against additional paid-in capital as incurred. These costs generally include legal and accounting fees, printing costs and other direct expenses of registration statement filings.

CREDIT RISK AND FINANCIAL INSTRUMENTS

    Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, temporary investments and accounts receivable. The Company places its temporary investments in highly rated financial institutions and investment grade short-term debt instruments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, the proportion of receivables from governmental entities, generally short payment terms and dispersion across geographic areas.

EARNINGS PER COMMON SHARE AND DILUTIVE COMMON EQUIVALENT SHARE

    Earnings per common share and dilutive common equivalent share have been computed by using the weighted average number of shares outstanding during the year. Outstanding dilutive stock warrants and stock options are included in the computation of weighted average number of shares.

CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers all commercial paper, money market funds and certificates of deposit purchased with a maturity of three months or less at acquisition to be cash equivalents.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE B -- BUSINESS ACQUISITIONS

CON-TEST, INC.

    On October 1, 1994, ATC acquired substantially all of the assets and liabilities of Con-Test, Inc. ("Con-Test"), a Massachusetts based environmental consulting company having branch offices in the New England states, New York and Pennsylvania. The seller has guaranteed the net receivables purchased. The acquisition has been accounted for as a purchase. The purchase price was comprised of the following consideration:

Amounts Paid to Seller:
  Cash.................................................................  $2,100,000
  Note payable.........................................................    535,000
  ATC restricted common stock..........................................    492,905
Liabilities Assumed:
  Current liabilities..................................................  1,908,465
  Non-current liabilities..............................................    478,027
  Notes payable........................................................  1,981,982
  Direct expenses related to acquisition...............................    131,910
                                                                         ---------
                                                                         $7,628,289
                                                                         ---------
                                                                         ---------

    Con-Test's  assets  and  liabilities   are  included  in  the   accompanying
consolidated balance sheet at fair value at the date of purchase. The purchase price allocation is summarized as follows:

Accounts receivable, net...............................................  $2,615,469
Property and equipment.................................................    633,945
Other assets...........................................................     13,359
Covenant not to compete................................................    100,000
Goodwill...............................................................  4,265,516
                                                                         ---------
                                                                         $7,628,289
                                                                         ---------
                                                                         ---------

R.E. BLATTERT & ASSOCIATES

    On January 13, 1995, ATC acquired substantially all of the assets and liabilities of R.E. Blattert & Associates ("Blattert"), an environmental consulting firm having geologic, environmental engineering and water resource expertise with offices in Indiana and Iowa. The seller has guaranteed the net receivables purchased. In addition, the purchase agreement provides for the seller to receive additional purchase consideration up to a maximum of $850,000 over a four-year period based on achieving agreed upon earnings targets. These contingent payments will be recorded as goodwill if subsequently earned. At February 28, 1995, no additional purchase consideration had been earned. The acquisition was accounted for as a purchase. The purchase price was comprised of the following consideration:

Amounts Paid to Seller:
  ATC restricted common stock..........................................  $ 112,503
Liabilities Assumed:
  Current liabilities..................................................    490,889
  Notes payable........................................................    384,870
Direct expenses related to acquisition.................................     23,209
                                                                         ---------
                                                                         $1,011,471
                                                                         ---------
                                                                         ---------

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE B -- BUSINESS ACQUISITIONS (CONTINUED)
    Blattert's   assets  and  liabilities  are   included  in  the  accompanying
consolidated balance sheet at fair value at the date of purchase. The purchase price allocation is summarized as follows:

Accounts receivable, net...............................................  $ 378,663
Property and equipment.................................................     99,030
Other assets...........................................................     14,269
Covenant not to compete................................................     80,000
Goodwill...............................................................    439,509
                                                                         ---------
                                                                         $1,011,471
                                                                         ---------
                                                                         ---------

MICROBIAL ENVIRONMENTAL SERVICES, INC.

    On January 4, 1995, ATC acquired certain operations of Microbial Environmental Services, Inc. ("MES"). ATC agreed to assume service performance obligations under certain contracts and a lease obligation of MES. In consideration, MES assigned accounts receivable to ATC. ATC additionally purchased certain field and laboratory equipment from MES and paid a finder's fee to an unrelated party. The acquisition was accounted for as a purchase. The purchase price was comprised of the following consideration:

Note payable...........................................................  $ 100,000
Non-current liabilities assumed........................................    812,208
Cash paid for finder's fee.............................................    250,000
Note payable for finder's fee..........................................    200,000
                                                                         ---------
                                                                         $1,362,208
                                                                         ---------
                                                                         ---------

    MES's assets and liabilities acquired are included in the accompanying consolidated balance sheet at fair value at the date of purchase. The purchase price allocation is summarized as follows:

Accounts receivable, net...............................................  $ 812,208
Equipment..............................................................    100,000
Goodwill...............................................................    450,000
                                                                         ---------
                                                                         $1,362,208
                                                                         ---------
                                                                         ---------

BSE MANAGEMENT, INC.

    On April 30, 1993, ATC acquired certain assets and liabilities of BSE Management, Inc. ("BSE"), a California based environmental consulting holding company and three of its subsidiaries, Diagnostic Environmental Inc., Hygeia Environmental Laboratories and The Environmental Institute Inc. The acquisition was accomplished by purchasing certain BSE assets at a foreclosure sale, acquiring certain BSE unsecured debt from its holder, entering into consulting and employment contracts and non-compete agreements with certain key BSE employees, and assuming specified liabilities of BSE. The purchase agreement also calls for

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE B -- BUSINESS ACQUISITIONS (CONTINUED) additional purchase consideration up to a maximum of $1,356,000 over five years contingent upon future cash receipts of the ongoing business. These contingent payments are recorded as goodwill as earned. The purchase price was comprised of the following consideration:

Cash paid to stockholders..............................................  $ 400,000
Cash paid to secured party.............................................    169,670
Liabilities assumed and other cash payments............................    193,335
Issuance of note payable to financial institution......................    355,840
Issuance of common stock to financial institution......................     29,700
Direct expenses related to acquisition.................................    142,442
Contingent consideration earned to date................................  1,155,498
                                                                         ---------
                                                                         $2,446,485
                                                                         ---------
                                                                         ---------

    BSE's assets and liabilities are included in the accompanying consolidated balance sheet at fair value at the date of purchase. The purchase price allocation is summarized as follows:

Property and equipment.................................................  $ 103,670
Other non-current assets...............................................     53,000
Covenant not to compete................................................    150,000
Goodwill...............................................................  2,139,815
                                                                         ---------
                                                                         $2,446,485
                                                                         ---------
                                                                         ---------

BIO/WEST, INC.

    On June 10, 1992, ATC signed a purchase agreement for 100% of the issued and outstanding common stock of Bio/West, Inc. ("Bio/West"), a privately held environmental consulting firm specializing in ecological services. The acquisition was accounted for as a purchase.

    On October 14, 1993, because of certain disputes which arose subsequent to the purchase, the Company and the former stockholders of Bio/West entered into an agreement for restitution following rescission, which provided for an orderly rescission of the purchase. The agreement effected a refund of the purchase price by the former Bio/West stockholders to ATC and a return to the former stockholders of all ownership and stock of Bio/West. Under this agreement, the former stockholders of Bio/West refunded the cash payment to ATC, forgave the notes payable, forgave all amounts payable under the profit contingent portion of the original purchase agreement and reimbursed ATC for expenses incurred by it on behalf of Bio/West. In order to provide sufficient funds for the former shareholders of Bio/West to make full restitution provided in the rescission, ATC loaned these former stockholders $375,000 supported by promissory notes. These notes were paid in full as of February 28, 1995. ATC also entered into a separate non-compete agreement with Bio/West requiring ATC to pay a total of $137,000 to Bio/West over three years.

    The accompanying consolidated statements of operations reflect the revenues and expenses of the Company and its subsidiaries, including the results of Bio/West's operations through May 31, 1993, the effective date of the rescission. The results of operations of Bio/West included in the consolidated financial statements were revenues of $2,924,290 and $468,731 and net income
(loss) of $29,657 and $(109,846) in fiscal 1993 and 1994, respectively.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE B -- BUSINESS ACQUISITIONS (CONTINUED)
PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following unaudited pro forma information sets forth the results of operations of ATC as though the purchases of BSE and Con-Test and the rescission of Bio/West had occurred at March 1, 1993:

                                                                                  PRO FORMA
                                                                           YEARS ENDED FEBRUARY 28,
                                                                         ----------------------------
                                                                             1994           1995
                                                                         -------------  -------------
Total revenues.........................................................  $  39,469,717  $  40,807,600
Net income.............................................................  $     990,055  $   3,287,082
Net income per share (fully diluted)...................................  $         .18  $         .56

NOTE C -- PROPERTY AND EQUIPMENT

    Property and equipment consists of:

                                                                                1994          1995
                                                                            ------------  ------------
Office equipment..........................................................  $  1,633,933  $  2,086,889
Laboratory and field equipment............................................     2,265,765     3,007,651
Transportation equipment..................................................       107,544       223,397
Leasehold improvements....................................................       330,184       537,698
                                                                            ------------  ------------
                                                                               4,337,426     5,855,635
Less accumulated depreciation.............................................     2,045,272     2,704,349
                                                                            ------------  ------------
      Property, plant and equipment, net..................................  $  2,292,154  $  3,151,286
                                                                            ------------  ------------
                                                                            ------------  ------------

    The following is a summary of capital leases by major asset class:

                                                                                 1994         1995
                                                                              ----------  ------------
Office equipment............................................................  $  448,795  $    448,795
Laboratory equipment........................................................     513,456       557,376
Leasehold improvements......................................................       9,844         9,844
                                                                              ----------  ------------
                                                                                 972,095     1,016,015
Less accumulated amortization...............................................     608,081       780,715
                                                                              ----------  ------------
                                                                              $  364,014  $    235,300
                                                                              ----------  ------------
                                                                              ----------  ------------

    Lease amortization is included in depreciation expense.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE D -- LONG-TERM DEBT AND CREDIT AGREEMENTS

    Long-term debt consists of:

                                                                                            1994          1995
                                                                                        ------------  ------------
Borrowings from bank under revolving credit facility due September 30, 1996. Interest is payable monthly at the bank's benchmark rate, which equals or approximates the prime rate,
 9.0% at February 28, 1995............................................................  $  1,700,000  $  3,075,000
Note payable to bank, payable in monthly installments plus interest which accrues at
 1.0% above the bank's benchmark rate (9.0% at February 28, 1995) through April,
 1996.................................................................................       450,060       233,480
8.5% note payable issued in connection with the purchase of Con-Test, payable in three
 annual installments commencing September 30, 1995. Interest is payable quarterly.....            --       535,000
7.0% note payable issued in connection with the purchase of BSE, payable in monthly installments, including interest,
 through April, 1996..................................................................       282,835       179,355
Notes payable assumed in connection with the purchase of Blattert, with fixed interest
 rates of 8% and 10.9% payable in monthly installments through April, 1999............            --       204,559
Notes payable issued in connection with the purchase of MES, with a fixed interest
 rate of 8%, payable in monthly and quarterly installments through February, 1998.....            --       300,000
Vehicle loans with interest rates ranging from 7.25% to 11.2% due in monthly
 installments at various dates through 1999...........................................        13,300        76,531
Capitalized lease obligations with implicit interest rates ranging from 9% to 14% due
 in monthly installments at various dates through July, 1999..........................       279,192       129,748
                                                                                        ------------  ------------
                                                                                           2,725,387     4,733,673
Less current maturities...............................................................       543,268       840,907
                                                                                        ------------  ------------
Long-term debt, less current maturities...............................................  $  2,182,119  $  3,892,766
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The Company has a revolving credit facility providing for borrowings up to $5,000,000, subject to a percentage of its eligible accounts receivable, of which $1,700,000 and $3,075,000 was outstanding at February 28, 1994 and 1995. Borrowings are subject to the terms of a promissory note and the outstanding balance is due on September 30, 1996. Interest is payable monthly and accrues at the bank's benchmark interest rate which is equal to or approximates the prime rate of interest (9.0% at February 28, 1995). At February 28, 1995, $657,000 was available to borrow under the terms of the agreement.

    The above mentioned credit facility and note payable to bank contain certain restrictive financial covenants, including a prohibition of dividend payments by ATC to its stockholders (including Aurora) until obligations are paid in full, and are collateralized by substantially all assets of the Company.

    At February 28, 1994 and 1995, the Company has short-term notes payable to financing institutions of $115,603 and $88,720, respectively, with interest rates of 4.7% and 6.7%, respectively.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE D -- LONG-TERM DEBT AND CREDIT AGREEMENTS (CONTINUED)
    Aggregate  maturities  of   long-term  debt   including  capitalized   lease
obligations at February 28, 1995 are as follows:

                                                  NET
                                                MINIMUM    LESS PORTION    PORTION
                                                 LEASE     REPRESENTING  REPRESENTING     NOTES
                                                PAYMENTS     INTEREST     PRINCIPAL      PAYABLE      TOTAL DEBT
                                               ----------  ------------  ------------  ------------  ------------
1996.........................................  $   71,800   $    8,999    $   62,801   $    778,106  $    840,907
1997.........................................      22,875        5,386        17,489      3,490,375     3,507,864
1998.........................................      22,875        3,719        19,156        292,895       312,051
1999.........................................      22,875        1,893        20,982         35,512        56,494
2000.........................................       9,537          217         9,320          7,037        16,357
                                               ----------  ------------  ------------  ------------  ------------
                                               $  149,962   $   20,214    $  129,748   $  4,603,925  $  4,733,673
                                               ----------  ------------  ------------  ------------  ------------
                                               ----------  ------------  ------------  ------------  ------------

NOTE E -- COMMITMENTS

OPERATING LEASE COMMITMENTS

    The Company leases office space, laboratory facilities, temporary housing facilities and automobiles under operating lease agreements which expire at varying dates from March 1994 through September 2001. The Company also rents equipment on a job-by-job basis. Minimum annual rental commitments as of February 28, 1995 are as follows: 1996, $1,133,637; 1997, $916,491; 1998,
$644,910; 1999,  $488,242;  2000,  $439,758  and  thereafter  $1,147,265  (total
$4,770,303).

    Rent  expense for fiscal years 1993,  1994 and 1995 was $684,309, $1,129,283 and $1,049,512, respectively, net of sublease rental income of $7,045 in fiscal year 1993.

OTHER LIABILITIES

    Other liabilities consist of long-term lease commitments and other long-term contractual obligations assumed in connection with business acquisitions. Contractual obligations representing existing liabilities recorded within the financial statements that are expected to be realized during fiscal 1996 are included within other accrued expenses.

NOTE F -- STOCK OPTIONS

    A stock option plan, approved by the Board of Directors in 1988, provides for the granting of 200,000 options to employees for purchase of common stock at prices which cannot be less than the fair market value at the time of the grant. Options become exercisable 20% per year for certain participants and 50% per year for other participants and expire within five years of the date of grant.

    Additionally, in January 1988, the Company granted options for the purchase of 342,000 shares of common stock at a price of $.15 per share in part to related parties. The Company determined that the option price approximated fair market value at the date of grant and, accordingly, no compensation was recorded pursuant to these options. These options have all been exercised as of February 28, 1993.

    On July 16, 1993, the Board of Directors approved an additional stock option plan providing for the granting of 200,000 options to employees for purchase of common stock at prices which cannot be less than fair market value at the time of grant. Options become exercisable 20% per year and expire within five years of the date of grant.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE F -- STOCK OPTIONS (CONTINUED)
    At February 28, 1995, the Company had granted options under the 1988 and 1993 plans for 291,400 shares, of which options for 19,980 shares had been exercised and options for 127,000 shares were exercisable. Additionally, in fiscal 1995, the Board of Directors approved the granting of 20,000 options to an unrelated consultant for purchase of common stock at $9.50 per share (fair market value at date of grant). The option shares are subject to changes in capitalization.

    The changes in the outstanding stock options under the 1988 and 1993 plans described immediately above during fiscal years 1993, 1994 and 1995 are summarized below:

                                                                                                     PRICE PER-
                                                                                       OPTIONS      SHARE-RANGE
                                                                                      ----------  ----------------
Balance at February 29, 1992........................................................     305,550  $   0.15 -  4.31
  Granted...........................................................................     123,550      1.88 -  3.00
  Exercised.........................................................................    (254,000)             0.15
  Expired...........................................................................     (42,550)     2.31 -  3.06
                                                                                      ----------  ----------------
Balance at February 28, 1993........................................................     132,550      1.88 -  4.31
  Granted...........................................................................      50,750      4.00 -  7.50
  Exercised.........................................................................      (5,600)     1.88 -  4.31
  Expired...........................................................................      (7,000)     1.88 -  4.00
                                                                                      ----------  ----------------
Balance at February 28, 1994........................................................     170,700      1.88 -  7.50
  Granted...........................................................................     112,350      6.75 - 17.00
  Exercised.........................................................................      (6,980)     1.88 -  5.00
  Expired...........................................................................      (4,650)    10.00 - 10.50
                                                                                      ----------  ----------------
Balance at February 28, 1995........................................................     271,420  $   1.88 - 17.00
                                                                                      ----------  ----------------
                                                                                      ----------

NOTE G -- COMMON STOCK WARRANTS

    During the year ended February 28, 1995, 284,803 of the 285,817 outstanding Class B warrants were exercised at an exercise price of $8.00 allowing the holder to receive one share of common stock per warrant and one Class C warrant. The remaining Class B warrants not exercised expired as of September 30, 1994.

    At February 28, 1995, there are 570,620 Class C warrants outstanding. Each Class C warrant entitles the holder to purchase one share of common stock at an exercise price of $10.00. The Company has the right to redeem the Class C warrants at a price of $0.001 per warrant at any time upon 30 days prior written notice. The Company has reserved common shares equal to the outstanding warrants for issuance upon the exercise of the Class C warrants. The expiration date of the Class C warrants is September 30, 1996.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE H -- INCOME TAXES

    Income tax expense (benefit) consist of the following:

                                                                              STATE AND
                    YEAR ENDED FEBRUARY 28                        FEDERAL       LOCAL        TOTAL
--------------------------------------------------------------  ------------  ----------  ------------
1995:
  Current.....................................................  $  1,725,000  $  295,500  $  2,020,500
  Deferred....................................................        19,000       4,500        23,500
                                                                ------------  ----------  ------------
      Total...................................................  $  1,744,000  $  300,000  $  2,044,000
                                                                ------------  ----------  ------------
1994:
  Current.....................................................  $  1,009,000  $  213,000  $  1,222,000
  Deferred....................................................        (9,000)     (3,000)      (12,000)
                                                                ------------  ----------  ------------
      Total...................................................  $  1,000,000  $  210,000  $  1,210,000
                                                                ------------  ----------  ------------
1993:
  Current.....................................................  $    354,000  $   77,875  $    431,875
  Deferred....................................................      (122,000)     (9,875)     (131,875)
                                                                ------------  ----------  ------------
      Total...................................................  $    232,000  $   68,000  $    300,000
                                                                ------------  ----------  ------------
                                                                ------------  ----------  ------------

    The Company made income tax payments of approximately $56,000, $278,000 and $3,023,000 in fiscal 1993, 1994 and 1995, respectively.

    A reconciliation of the statutory U.S. Federal tax rate and effective tax rate is as follows:

                         YEAR ENDED FEBRUARY 28                              1993       1994       1995
-------------------------------------------------------------------------  ---------  ---------  ---------
Statutory U.S. Federal rate..............................................       34.0%      34.0%      34.0%
State income taxes, net of federal benefit...............................        4.2        4.5        4.1
Non-deductible expenses..................................................        7.7        0.8        0.5
                                                                           ---------  ---------  ---------
                                                                                45.9%      39.3%      38.6%
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

    The tax effects of temporary differences that give rise to a significant portion of deferred tax assets and liabilities consist of the following:

                                                                                     FEBRUARY 28,
                                                                                ----------------------
                                                                                   1994        1995
                                                                                ----------  ----------
Deferred tax assets:
  Nondeductible liabilities and reserves......................................  $  172,000  $  234,300
  Other.......................................................................      38,600      31,000
                                                                                ----------  ----------
                                                                                   210,600     265,300
Deferred tax liabilities......................................................
  Property and equipment......................................................      77,000      97,000
  Prepaid expenses............................................................      58,000     101,600
  Other.......................................................................          --      14,600
                                                                                ----------  ----------
                                                                                   135,000     213,200
                                                                                ----------  ----------
Net deferred tax asset........................................................  $   75,600  $   52,100
                                                                                ----------  ----------
                                                                                ----------  ----------

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE H -- INCOME TAXES (CONTINUED)
    The current portion of net deferred tax assets of $152,600 and $132,700 at February 28, 1994 and 1995 is classified in the consolidated balance sheet in current assets. The noncurrent portion is classified in noncurrent liabilities.

    During fiscal 1993, the Company recorded in additional paid-in capital $344,000 of tax benefit from the exercise of common stock warrants and options. During fiscal 1994, the Company adjusted its tax benefit recorded in additional paid-in capital downward by $40,927 to reflect the actual tax benefit realized.

NOTE I -- EMPLOYEE BENEFIT PLANS

    The Company has an employee savings plan which allows for voluntary contributions into designated investment funds by eligible employees. The Company may, at the discretion of its Board of Directors, make additional contributions on behalf of the Plan's participants. No Company contributions were made in fiscal years 1993, 1994 and 1995.

NOTE J -- RELATED PARTY TRANSACTIONS

    Certain expenses, including salaries, fringe benefits, insurance, rent, consulting fees, legal and accounting and other general and administrative expenses, are paid by ATC and by its parent company, Aurora, for the benefit of the other. These expenses are allocated between the companies based on estimates of time spent, square footage and use of the services received which management believes to be reasonable.

    A summary of the related party transactions is as follows:

                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
Due to related company, beginning of year....................................  $  145,733  $  103,804  $  122,141
Allocation of depreciation property and equipment owned by Aurora and used by
 ATC.........................................................................      21,420          --          --
Interest expense charged.....................................................      10,135      11,800       9,028
Expenses paid by ATC and allocated to Aurora.................................     (18,000)    (18,700)    (82,120)
Expenses paid by Aurora and allocated to ATC.................................      10,516       6,337       5,920
Cash payments to Aurora......................................................     (66,000)    (41,100)    (15,000)
Cash payments from Aurora....................................................          --      60,000          --
                                                                               ----------  ----------  ----------
Due to related company, end of year..........................................  $  103,804  $  122,141  $   39,969
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Average balance due to related company.......................................  $  124,769  $  139,765  $  106,011
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    Aurora charged ATC interest at a rate of 8% during the fiscal years ended 1995 and 1994 and at a rate of 12% during the fiscal year ended 1993. Under the terms of the merger agreement (Note L), the amount owed would be forgiven upon the merger's effective date.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE K -- SUPPLEMENTAL INFORMATION

    Supplemental cash flow information is as follows:

                                                                               1993         1994          1995
                                                                           ------------  -----------  ------------
Cash paid for interest...................................................  $    121,092  $   173,174  $    276,658
Noncash investing and financing activities:
  Tax benefit (adjustment to tax benefit) from exercise of common stock
   warrants..............................................................       344,000      (40,927)           --
  Note payable to stockholders related to Bio/West acquisition
   (rescission)..........................................................       750,000     (750,000)           --
  Liabilities assumed in connection with business combinations...........     1,022,724      193,335     6,056,441
  Common stock issued in connection with business combinations...........            --       29,700       605,408
  Notes payable issued in connection with business combinations..........            --      355,840       835,000

    Supplemental analysis of valuation and qualifying accounts is as follows:

                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
Changes in the allowance for doubtful accounts are as follows:
  Balance, beginning of year.................................................  $  172,502  $  130,768  $  167,344
  Provision for bad debts....................................................      85,423     143,017     188,819
  Amounts written-off, net of recoveries.....................................    (129,159)    (63,941)   (136,350)
  Adjustment for allowance for doubtful accounts on acquired (rescinded)
   accounts receivable:
    Con-Test.................................................................          --          --     291,223
    Blattert.................................................................          --          --      24,850
    Bio/West.................................................................       2,002     (42,500)         --
                                                                               ----------  ----------  ----------
  Balance, end of year.......................................................  $  130,768  $  167,344  $  535,886
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

NOTE L -- SUBSEQUENT EVENT -- MERGER AGREEMENT (UNAUDITED)

    ATC and Aurora have entered into an agreement to merge, with ATC to be the surviving corporation. The agreement is subject to certain conditions including the approval of both ATC's and Aurora's stockholders. Approval of the merger will require a majority vote of each of the corporations. Under the proposed agreement, ATC would exchange .545 of a share of ATC stock for each share of Aurora stock. ATC common shares held by Aurora, 3,258,000 at February 28, 1995, would be cancelled. The merger would be accounted for in a manner similar to a pooling of interests. Under this method of accounting, recorded assets and liabilities of Aurora would be combined with ATC and the results of operations of ATC and Aurora would also be combined on the date the merger became effective. After the merger, ATC would be able to utilize Aurora's net operating loss carryforward, which is $970,000 at February 28, 1995. In addition, ATC's liability to Aurora would be cancelled at the merger date.

                    ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

NOTE L -- SUBSEQUENT EVENT -- MERGER AGREEMENT (UNAUDITED) (CONTINUED) PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following unaudited pro forma information sets forth the results of operations of ATC and Aurora as if the merger and ATC's purchase of BSE and Con-Test and rescission of Bio/West had occurred on March 1, 1993:

                                                                             1994           1995
                                                                         -------------  -------------
Revenues...............................................................  $  39,469,717  $  40,807,600
Net income.............................................................  $     914,517  $   3,304,575
Earnings per share (fully diluted).....................................  $         .15  $         .51

NOTE M -- QUARTERLY FINANCIAL DATA (UNAUDITED)
    Following is a summary of the Company's quarterly results of operations for the years ended February 28, 1994 and 1995.

                                                                            THREE MONTHS ENDED
                                                          -------------------------------------------------------
                                                            MAY 31,      AUGUST 31,   NOVEMBER 30,  FEBRUARY 28,
                                                              1994          1994        1994(1)         1995
                                                          ------------  ------------  ------------  -------------
Revenues................................................  $  8,167,900  $  8,721,212   $9,228,737   $  10,153,708
Gross profit............................................     3,775,603     4,411,689    4,382,484       5,346,288
Income before income taxes..............................     1,123,914     1,592,608    1,298,043       1,285,955
Net income..............................................  $    689,514  $    981,008   $  796,043   $     789,955
Earnings per common share and dilutive
 common equivalent share:
  Primary...............................................  $        .13  $        .18  $        .13  $         .13
  Fully diluted.........................................  $        .12  $        .18  $        .13  $         .13

                                                                             THREE MONTHS ENDED
                                                           ------------------------------------------------------
                                                             MAY 31,      AUGUST 31,   NOVEMBER 30,  FEBRUARY 28,
                                                             1993(2)         1993          1993          1994
                                                           ------------  ------------  ------------  ------------
Revenues.................................................  $  4,727,866  $  7,396,867   $7,075,684   $  7,463,968
Gross profit.............................................     1,972,112     3,309,274    3,053,377      3,959,661
Income before income taxes...............................       233,997     1,098,844      711,995      1,032,212
Net income...............................................  $    133,397  $    646,444   $  438,995   $    648,212
Earnings per common share and dilutive
 common equivalent share:
  Primary................................................  $        .03  $        .12  $        .08  $        .12
  Fully diluted..........................................  $        .03  $        .12  $       .08   $        .12

------------------------

(1) The Company acquired the assets of Con-Test effective October 1, 1994.

(2) The Company acquired the operations of BSE effective April 30, 1993.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FEBRUARY 28, 1995 AND AUGUST 31, 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                            FEBRUARY 28,    AUGUST 31,
                                                                                                1995           1995
                                                                                            ------------   ------------
                                                                                                           (UNAUDITED)
ASSETS

Current Assets:
  Cash and cash equivalents...............................................................  $  1,377,862   $    464,160
  Trade accounts receivable, less allowance for doubtful accounts ($535,886 at February
   28, 1995 and $630,982 at August 31, 1995)..............................................    11,859,991     13,761,747
  Costs in excess of billings on uncompleted contracts....................................       447,000      1,894,868
  Prepaid expenses and other current assets...............................................       431,791        733,581
  Deferred income taxes (Note E)..........................................................       132,700        482,700
                                                                                            ------------   ------------
      Total current assets................................................................    14,249,344     17,337,056
Property and equipment, net (Note C)......................................................     3,151,286      3,314,406
Goodwill, net of accumulated amortization
 ($137,470 at February 28, 1995 and $277,050 at August 31, 1995)..........................     7,166,998      7,496,934
Covenants not to compete, net of accumulated amortization
 ($137,021 at February 28, 1995 and $191,478 at August 31, 1995)..........................       317,979        273,522
Other assets..............................................................................       123,615        277,103
                                                                                            ------------   ------------
                                                                                            $ 25,009,222   $ 28,699,021
                                                                                            ------------   ------------
                                                                                            ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Short-term debt.........................................................................  $     88,720   $      5,000
  Current maturities of long-term debt....................................................       840,907      1,190,816
  Accounts payable........................................................................     1,963,484      2,283,565
  Income taxes payable....................................................................       128,250        --
  Due to related company (Note D).........................................................        39,969        --
  Accrued compensation....................................................................     2,053,797      1,769,053
  Other accrued expenses..................................................................     1,020,479        854,981
                                                                                            ------------   ------------
    Total current liabilities.............................................................     6,135,606      6,103,415
Long-term debt, less current maturities...................................................     3,892,766      5,377,418
Other liabilities.........................................................................     1,087,056        883,283
Deferred income taxes.....................................................................        80,600         80,600
                                                                                            ------------   ------------
    Total liabilities.....................................................................    11,196,028     12,444,716
                                                                                            ------------   ------------
Stockholders' Equity (Note D):
  Common stock, par value $.01 per share; authorized 20,000,000 shares; issued and outstanding 5,738,018 shares at February 28, 1995 and 5,857,390 shares at August 31,
   1995...................................................................................        57,380         58,574
  Additional paid-in capital..............................................................     7,484,453      7,540,125
  Notes receivable -- common stock........................................................       (15,000)       (45,000)
  Retained earnings.......................................................................     6,286,361      8,700,606
                                                                                            ------------   ------------
                                                                                              13,813,194     16,254,305
                                                                                            ------------   ------------
                                                                                            $ 25,009,222   $ 28,699,021
                                                                                            ------------   ------------
                                                                                            ------------   ------------

                See notes to consolidated financial statements.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 1994 AND 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                  THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                                      AUGUST 31,                AUGUST 31,
                                                                                -----------------------  ------------------------
                                                                                   1994        1995         1994         1995
                                                                                ----------  -----------  -----------  -----------

Revenues......................................................................  $8,721,212  $11,649,478  $16,889,112  $22,464,431
Cost of revenues..............................................................   4,235,512    6,120,062    8,533,767   11,665,473
                                                                                ----------  -----------  -----------  -----------
      Gross profit............................................................   4,485,700    5,529,416    8,355,345   10,798,958
Operating expenses:
  Selling.....................................................................     294,039      384,564      517,905      714,193
  General and administrative..................................................   2,501,390    2,986,647    4,928,552    6,352,611
  Provision for bad debts.....................................................      45,375       71,815       85,350      119,215
                                                                                ----------  -----------  -----------  -----------
                                                                                 2,840,804    3,443,026    5,531,807    7,186,019
                                                                                ----------  -----------  -----------  -----------
      Operating income........................................................   1,644,896    2,086,390    2,823,538    3,612,939
                                                                                ----------  -----------  -----------  -----------
Nonoperating expense (income):
  Interest expense............................................................      64,911      139,959      130,039      249,467
  Interest income.............................................................     (12,116)      (3,801)     (22,216)     (47,573)
  Other.......................................................................        (507)      28,615         (807)      26,800
                                                                                ----------  -----------  -----------  -----------
                                                                                    52,288      164,773      107,016      228,694
                                                                                ----------  -----------  -----------  -----------
      Income before income taxes..............................................   1,592,608    1,921,617    2,716,522    3,384,245
Income tax expense (Note E)...................................................     611,600      402,500    1,046,000      970,000
                                                                                ----------  -----------  -----------  -----------
Net income....................................................................  $  981,008  $ 1,519,117  $ 1,670,522  $ 2,414,245
                                                                                ----------  -----------  -----------  -----------
                                                                                ----------  -----------  -----------  -----------
Earnings per common share and dilutive common equivalent share:
  Primary (Notes D and E).....................................................  $     0.18  $      0.23  $      0.30  $      0.38
                                                                                ----------  -----------  -----------  -----------
                                                                                ----------  -----------  -----------  -----------
  Fully diluted (Notes D and E)...............................................  $     0.18  $      0.23  $      0.30  $      0.38
                                                                                ----------  -----------  -----------  -----------
                                                                                ----------  -----------  -----------  -----------
Weighted average number of shares outstanding:
  Primary.....................................................................   5,512,235    6,542,002    5,496,629    6,332,657
                                                                                ----------  -----------  -----------  -----------
                                                                                ----------  -----------  -----------  -----------
  Fully diluted...............................................................   5,512,235    6,542,002    5,536,427    6,332,657
                                                                                ----------  -----------  -----------  -----------
                                                                                ----------  -----------  -----------  -----------

                See notes to consolidated financial statements.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
SIX MONTHS ENDED AUGUST 31, 1994 AND 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                           1994
                                                            ------------------------------------------------------------------
                                                                                              NOTES
                                                               COMMON STOCK     ADDITIONAL  RECEIVABLE
                                                            ------------------   PAID-IN    - COMMON     RETAINED
                                                             SHARES    AMOUNT    CAPITAL      STOCK      EARNINGS     TOTAL
                                                            ---------  -------  ----------  ---------   ----------  ----------

Balance, February 28, 1994................................  5,303,352  $53,034  $4,610,860  $(34,250)   $3,029,841  $7,659,485
  Sale of common stock at $1.88 to $8.00 per share, upon
   exercise of stock options and warrants.................     82,776      828     616,457     --           --         617,285
  Continuing registration costs applied against additional
   paid-in capital........................................     --        --        (64,744)    --           --         (64,744)
  Net income..............................................     --        --         --         --        1,670,522   1,670,522
                                                            ---------  -------  ----------  ---------   ----------  ----------
Balance, August 31, 1994..................................  5,386,128  $53,862  $5,162,573  $(34,250)   $4,700,363  $9,882,548
                                                            ---------  -------  ----------  ---------   ----------  ----------
                                                            ---------  -------  ----------  ---------   ----------  ----------

                                                                                           1995
                                                            -------------------------------------------------------------------
                                                                                              NOTES
                                                               COMMON STOCK     ADDITIONAL  RECEIVABLE
                                                            ------------------   PAID-IN    - COMMON     RETAINED
                                                             SHARES    AMOUNT    CAPITAL      STOCK      EARNINGS      TOTAL
                                                            ---------  -------  ----------  ---------   ----------  -----------

Balance, February 28, 1995................................  5,738,018  $57,380  $7,484,453  $(15,000)   $6,286,361  $13,813,194
  Sale of common stock at $1.83 to $2.13 per share, upon
   exercise of stock options and warrants.................     33,000      330      60,309     --           --           60,639
  Issuance of common stock in connection with asset
   purchase...............................................      2,920       29      22,471     --           --           22,500
  Net issuance of common stock and adjustments in
   connection with the merger of Aurora Environmental Inc.
   into ATC Environmental Inc. (Note D)...................     83,452      835      61,719   (30,000)       --           32,554
  Continuing registration costs applied against additional
   paid-in capital........................................     --        --        (88,827)    --           --          (88,827)
  Net income..............................................     --        --         --         --        2,414,245    2,414,245
                                                            ---------  -------  ----------  ---------   ----------  -----------
Balance, August 31, 1995..................................  5,857,390  $58,574  $7,540,125  $(45,000)   $8,700,606  $16,254,305
                                                            ---------  -------  ----------  ---------   ----------  -----------
                                                            ---------  -------  ----------  ---------   ----------  -----------

                See notes to consolidated financial statements.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED AUGUST 31, 1994 AND 1995 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                             1994        1995
                                                                                                          ----------  -----------

Cash Flows From Operating Activities:
  Net income............................................................................................  $1,670,522  $ 2,414,245
  Adjustments to reconcile net income to net cash from operating activities:
    Depreciation and leasehold amortization.............................................................     283,132      348,763
    Amortization of goodwill and covenants..............................................................      81,779      194,037
    Provision for bad debts.............................................................................      85,350      119,215
    Deferred income taxes...............................................................................      --         (350,000)
    Other liabilities...................................................................................      --         (203,773)
    Gain on disposal of fixed assets....................................................................      --           (8,388)
    Changes in operating assets and liabilities, net of amounts acquired in acquisitions:
      Accounts receivable and cost in excess of billings on uncompleted contracts.......................     202,321   (3,489,439)
      Prepaid expenses and other assets.................................................................    (111,950)    (453,753)
      Accounts payable and other liabilities............................................................     414,514     (170,130)
      Income taxes payable..............................................................................    (951,824)    (128,250)
                                                                                                          ----------  -----------
        Net cash flows from operating activities........................................................   1,673,844   (1,727,473)
                                                                                                          ----------  -----------
Cash Flows From Investing Activities:
  Purchase of BSE Management, Inc.......................................................................    (457,327)    (207,990)
  Purchase of Con-Test, Inc.............................................................................      --         (135,344)
  Purchase of R.E. Blattert and Associates..............................................................      --          (38,146)
  Purchase of property and equipment....................................................................    (431,149)    (507,287)
  Proceeds from sale of property and equipment..........................................................      --           10,792
  Other.................................................................................................      --          (18,461)
                                                                                                          ----------  -----------
        Net cash flows from investing activities........................................................    (888,476)    (896,436)
                                                                                                          ----------  -----------
Cash Flows From Financing Activities:
  Proceeds from issuance of long-term debt and notes payable............................................      --        2,175,000
  Proceeds from issuance of common stock................................................................     617,285      123,193
  Principal payments on long-term debt and notes payable, including capital lease obligations...........  (2,100,448)    (499,159)
  Payments for continuing registration costs............................................................     (64,744)     (88,827)
                                                                                                          ----------  -----------
        Net cash flows from financing activities........................................................  (1,547,907)   1,710,207
                                                                                                          ----------  -----------
          Net change in cash and cash equivalents.......................................................    (762,539)    (913,702)
Cash and Cash Equivalents, Beginning of period..........................................................   1,394,889    1,377,862
                                                                                                          ----------  -----------
Cash and Cash Equivalents, End of period................................................................  $  632,350  $   464,160
                                                                                                          ----------  -----------
                                                                                                          ----------  -----------
Supplemental Disclosures of Cash Flow Information:
  Cash payments for:
    Interest............................................................................................  $  130,039  $   248,556
                                                                                                          ----------  -----------
                                                                                                          ----------  -----------
    Income taxes........................................................................................  $1,997,824  $ 1,448,250
                                                                                                          ----------  -----------
                                                                                                          ----------  -----------

                See notes to consolidated financial statements.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE A -- GENERAL

PRINCIPLES OF CONSOLIDATION

    The   consolidated  financial   statements  include  the   accounts  of  ATC
Environmental Inc. and its wholly-owned subsidiaries ("ATC" or the "Company").

    In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the financial position as of August 31, 1995, and the results of operations and the cash flows for the periods ended August 31, 1994 and 1995. These results of operations are not necessarily indicative of the results to be expected for the full year due to certain seasonality factors and the effects and timing of large service projects.


    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These condensed financial statements should be read in conjunction with the consolidated financial statements and the notes included in the Company's financial statements for the fiscal year ended February 28, 1995, which are included elsewhere in this Prospectus.


NATURE OF BUSINESS

    ATC is a national environmental consulting and engineering firm providing assessment, monitoring, training, analytical and management services for environmental projects. These services are provided nation-wide through a network of regional offices. Because the Company conducts its operations in a single industry, segment information is not presented.

SIGNIFICANT CUSTOMERS

    Revenues from two customers comprised approximately 9.7% of total revenues during the six months ended August 31, 1995 as compared to 25.0% for the six months ended August 31, 1994.

CREDIT FACILITIES

    During the quarter ended August 31, 1995, the Company extended its credit facilities with Atlantic Bank of New York by a total of $500,000. At August 31, 1995, the Company had borrowed the additional $500,000, which is due October 31, 1995.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121

    On March 1, 1996, the Company intends to adopt Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Management anticipates that the adoption of SFAS No. 121 will not have a material effect on the Company's financial statements.

EARNINGS PER SHARE DATA

    Earnings per common share and dilutive common equivalent share have been computed by using the weighted average number of shares outstanding during each period. Outstanding dilutive stock warrants and options are included in the computation of weighted average number of shares.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
--------------------------------------------------------------------------------

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior period's financial statements to conform to the current years presentation.

NOTE B -- BUSINESS ACQUISITIONS

    The following acquisitions have been accounted for as purchases. The acquired company's assets and liabilities are included in the accompanying consolidated balance sheet at fair value at the date of purchase. The acquired company's operations subsequent to acquisition are included in the accompanying consolidated statement of operations.

CON-TEST, INC.

    On October 1, 1994, ATC acquired substantially all of the assets and liabilities of Con-Test, Inc. ("Con-Test"), a Massachusetts based environmental consulting and engineering company having branch offices in the New England states, New York and Pennsylvania. The seller has guaranteed the net receivables purchased.

    On September 28, 1995, the Company served the seller with a notice of set-off pursuant to the purchase agreement. Under this set-off, ATC is entitled to recover shares of its Common Stock originally issued to the seller, valued at the closing price of the stock at the date of the claim, equal to the net uncollected receivables acquired in the purchase. The net uncollected receivables were approximately $460,000 and accordingly the Company expects to recover approximately 32,000 shares of its Common Stock previously issued in the acquisition.

    The effect of this transaction on the financial position of ATC will be to reduce the recorded net accounts receivable, reduce Common Stock and additional paid in capital and to increase goodwill. This transaction will be recorded in the Company's third quarter.

R.E. BLATTERT & ASSOCIATES

    On  January  13, 1995,  ATC  acquired substantially  all  of the  assets and liabilities of R.E. Blattert & Associates ("Blattert"), an environmental consulting firm having geologic, environmental engineering and water resource expertise with offices in Indiana and Iowa. The seller has guaranteed the net receivables purchased. In addition, the purchase agreement provides for the seller to receive additional purchase consideration up to a maximum of $850,000 over a four-year period based on achieving agreed upon earnings targets. These contingent payments will be recorded as goodwill if subsequently earned. At August 31, 1995, no additional purchase consideration had been earned.

MICROBIAL ENVIRONMENTAL SERVICES, INC.

    On January 4, 1995, ATC acquired certain operations of Microbial Environmental Services, Inc. ("MES"). ATC agreed to assume service performance obligations under certain contracts and a lease obligation of MES. In consideration, MES assigned accounts receivable to ATC. ATC additionally purchased certain field and laboratory equipment from MES and paid a finder's fee to an unrelated party.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
--------------------------------------------------------------------------------

PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma information sets forth the results of operations of ATC as though the purchase of Con-Test had occurred at March 1, 1994:

                                    PRO FORMA                 PRO FORMA
                                THREE MONTHS ENDED         SIX MONTHS ENDED
                                    AUGUST 31,                AUGUST 31,
                             ------------------------  ------------------------
                                1994         1995         1994         1995
                             -----------  -----------  -----------  -----------
Revenues...................  $10,649,263  $11,649,478  $20,697,020  $22,464,431
Net income.................  $ 1,096,901  $ 1,519,117  $ 1,821,644  $ 2,414,245
Earnings per share (fully
 diluted)..................   $     0.19   $     0.23   $     0.32   $     0.38
Weighted average shares
 (fully diluted)...........    5,628,791    6,542,002    5,652,983    6,332,657

NOTE C -- PROPERTY AND EQUIPMENT

    Property and equipment is comprised of the following:

                                                     FEBRUARY 28,   AUGUST 31,
                                                         1995          1995
                                                     ------------   -----------
Office equipment...................................  $  2,086,889   $ 2,411,606
Laboratory and field equipment.....................     3,007,651     3,155,673
Transportation equipment...........................       223,397       216,580
Leasehold improvements.............................       537,698       571,260
                                                     ------------   -----------
                                                        5,855,635     6,355,119
Less accumulated depreciation......................    (2,704,349)   (3,040,713)
                                                     ------------   -----------
                                                     $  3,151,286   $ 3,314,406
                                                     ------------   -----------
                                                     ------------   -----------

NOTE D -- MERGER OF ATC AND AURORA

    ATC and its parent, Aurora Environmental Inc. ("Aurora") were merged pursuant to an agreement (the "Merger Agreement") approved by a majority of shareholders of each company on June 29, 1995, with ATC being the surviving corporation. Under the Merger Agreement, ATC exchanged .545 of a share of ATC Common Stock for each of Aurora's 6,131,104 shares of stock outstanding. ATC's common shares held by Aurora of 3,258,000 were cancelled. Actual common shares outstanding increased by 83,452 shares and the fully diluted weighted average shares outstanding increased by 408,566 and 204,283 for the three and six months ended August 31, 1995, respectively, representing the dilutive effect of the converted Aurora shares, options and warrants. The merger has been accounted for in a manner similar to a pooling of interests. Under this method of accounting, recorded assets and liabilities of Aurora were combined with those of ATC and the results of operations of ATC and Aurora were combined as of the effective date of the merger. In addition, the intercompany balance between ATC and Aurora was forgiven.

NOTE E -- UTILIZATION OF AURORA NET OPERATING LOSS CARRYFORWARD
    As a result of the merger, ATC will be able to utilize Aurora's net operating loss carryforward, which resulted in a one-time reduction of income tax expense of approximately $350,000 ($0.05 per share) that is reflected in the second quarter's operating results.

ATC ENVIRONMENTAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
--------------------------------------------------------------------------------

NOTE F -- PRO FORMA FINANCIAL INFORMATION
    The following unaudited pro forma information sets forth the results of operations of ATC and Aurora as if the merger of Aurora and ATC's purchase of Con-Test had occurred on March 1, 1994:

                                     PRO FORMA                 PRO FORMA
                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                     AUGUST 31,                AUGUST 31,
                              ------------------------  ------------------------
                                 1994         1995         1994         1995
                              -----------  -----------  -----------  -----------
Revenues....................  $10,649,263  $11,649,478  $20,697,020  $22,464,431
Net income..................  $ 1,090,759  $ 1,506,977  $ 1,813,468  $ 2,368,523
Earnings per share (fully
 diluted)...................   $     0.18   $     0.22   $     0.29   $     0.35
Weighted average shares
 (fully diluted)............    6,184,258    6,734,515    6,205,113    6,729,340

NOTE G -- SUBSEQUENT EVENT -- COMMON STOCK OFFERING
    On September 8, 1995, the Company filed a Registration Statement with the Securities and Exchange Commission for the sale of 2,400,000 shares of Common Stock of which 1,700,000 are to be sold by ATC, while the remaining are to be sold by an officer/director of ATC.

    The Company plans to utilize a portion of the net proceeds of the proposed public offering to repay the debt outstanding under its credit facilities. At September 30, 1995, $5,500,000 was outstanding under these credit facilities. It is anticipated that a substantial portion of the remaining net proceeds of the offering will be utilized to expand the Company's operations through strategic acquisitions of companies with complementary services, products or technologies, as well as through internal expansion. In addition, the net proceeds of the offering will be available for general working capital purposes.

                          INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Aurora Environmental Inc. and Subsidiary

    We have audited the accompanying consolidated balance sheets of Aurora Environmental Inc. and subsidiary as of February 28, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aurora Environmental Inc. and subsidiary as of February 28, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Omaha, Nebraska
May 4, 1995

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           FEBRUARY 28, 1994 AND 1995

                                                                                         1994           1995
                                                                                     -------------  -------------
ASSETS
  Current Assets:
    Cash and cash equivalents......................................................  $   1,398,430  $   1,555,124
    Trade accounts receivable, less allowance for doubtful accounts
     ($167,344 in 1994 and $535,886 in 1995) (Note J)..............................      7,711,624     11,859,991
    Costs in excess of billings on uncompleted contracts...........................        370,000        447,000
    Notes receivable (Note B)......................................................        250,000             --
    Prepaid expenses and other current assets......................................        408,183        432,291
    Deferred income taxes (Note H).................................................        152,600        132,700
                                                                                     -------------  -------------
      Total current assets.........................................................     10,290,837     14,427,106
  Property and equipment, net (Notes C and D)......................................      2,292,154      3,151,286
  Goodwill, net of accumulated amortization
   ($19,613 in 1994 and $137,470 in 1995) (Note B).................................      1,242,504      7,166,998
  Covenants not to compete, net of accumulated amortization
   ($42,558 in 1994 and $137,021 in 1995) (Note B).................................        232,442        317,979
  Other assets.....................................................................        115,230        123,615
                                                                                     -------------  -------------
                                                                                     $  14,173,167  $  25,186,984
                                                                                     -------------  -------------
                                                                                     -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Short-term debt (Note D).......................................................  $     115,603  $      88,720
    Current maturities of long-term debt (Note D)..................................        543,268        840,907
    Accounts payable...............................................................        808,170      1,977,842
    Income taxes payable (Note H)..................................................      1,130,653        128,250
    Accrued compensation...........................................................      1,363,858      2,053,797
    Other accrued expenses.........................................................        169,242      1,020,479
                                                                                     -------------  -------------
      Total current liabilities....................................................      4,130,794      6,109,995
  Long-term debt, less current maturities (Note D).................................      2,182,119      3,892,766
  Other liabilities (Note E).......................................................             --      1,087,056
  Deferred income taxes (Note H)...................................................         77,000         80,600
                                                                                     -------------  -------------
      Total liabilities............................................................      6,389,913     11,170,417
                                                                                     -------------  -------------
  Minority interest in subsidiary..................................................      2,954,293      5,970,062
  Commitments and contingencies (Notes B, D, F, G and K)
    Stockholders' Equity (Notes B, D, F, G, and K):
    Common stock, par value $.001 per share; authorized 25,000,000 shares; issued
     and outstanding 5,899,771 shares in 1994 and 6,101,104 shares in 1995.........          5,900          6,101
    Additional paid-in capital.....................................................      4,201,218      5,729,363
    Notes receivable -- common stock...............................................        (15,000)       (15,000)
    Retained earnings..............................................................        636,843      2,326,041
                                                                                     -------------  -------------
      Total stockholders' equity...................................................      4,828,961      8,046,505
                                                                                     -------------  -------------
                                                                                     $  14,173,167  $  25,186,984
                                                                                     -------------  -------------
                                                                                     -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

                                                                          1993           1994           1995
                                                                      -------------  -------------  -------------
Revenues............................................................  $  16,539,254  $  26,664,385  $  36,271,557
Cost of revenues....................................................      9,889,612     14,369,961     18,355,493
                                                                      -------------  -------------  -------------
    Gross profit....................................................      6,649,642     12,294,424     17,916,064
                                                                      -------------  -------------  -------------
Operating expenses:
  Selling...........................................................        685,747        784,795      1,105,937
  General and administrative........................................      5,165,338      8,174,257     11,052,572
  Provision for bad debts...........................................         85,423        143,017        188,819
                                                                      -------------  -------------  -------------
                                                                          5,936,508      9,102,069     12,347,328
                                                                      -------------  -------------  -------------
    Operating income................................................        713,134      3,192,355      5,568,736
                                                                      -------------  -------------  -------------
Nonoperating expense (income):
  Interest expense..................................................        137,891        199,412        285,570
  Interest income...................................................        (51,110)       (45,941)       (35,212)
  Other expense, net (Note K).......................................          9,780          9,662        144,252
                                                                      -------------  -------------  -------------
                                                                             96,561        163,133        394,610
                                                                      -------------  -------------  -------------
    Income before income taxes and minority interest................        616,573      3,029,222      5,174,126
Income tax expense (Note H).........................................        300,000      1,210,000      2,044,000
                                                                      -------------  -------------  -------------
Income before minority interest.....................................        316,573      1,819,222      3,130,126
Minority interest in net income of subsidiary.......................       (135,743)      (719,550)    (1,300,040)
                                                                      -------------  -------------  -------------
Net income..........................................................  $     180,830  $   1,099,672  $   1,830,086
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Earnings per common share and dilutive common equivalent share:
  Primary...........................................................  $         .03  $         .17  $         .27
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
  Fully diluted.....................................................  $         .03  $         .17  $         .26
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Weighted average number of shares outstanding:
  Primary...........................................................      5,679,338      6,461,302      6,861,606
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
  Fully diluted.....................................................      5,804,126      6,516,304      6,916,816
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

                                                                                 NOTES
                                             COMMON STOCK        ADDITIONAL   RECEIVABLE-    RETAINED
                                         ---------------------    PAID-IN       COMMON       EARNINGS
                                           SHARES     AMOUNT      CAPITAL        STOCK      (DEFICIT)       TOTAL
                                         ----------  ---------  ------------  -----------  ------------  ------------
Balance, February 29, 1992.............   5,549,771  $   5,550  $  3,940,904   $ (15,000)  $   (617,048) $  3,314,406

  Adjustments resulting from capital
   transactions of subsidiary..........          --         --        93,779          --        (25,099)       68,680

  Net income...........................          --         --            --          --        180,830       180,830
                                         ----------  ---------  ------------  -----------  ------------  ------------

Balance, February 28, 1993.............   5,549,771      5,550     4,034,683     (15,000 )     (461,317)    3,563,916

  Sale of common stock at $.53 to $.56
   per share, upon exercise of
   warrants............................     350,000        350       185,750          --             --       186,100

  Adjustments resulting from capital
   transactions
   of subsidiary.......................          --         --       (19,215)         --         (1,512)      (20,727)

  Net income...........................          --         --            --          --      1,099,672     1,099,672
                                         ----------  ---------  ------------  -----------  ------------  ------------

Balance, February 28, 1994.............   5,899,771      5,900     4,201,218     (15,000 )      636,843     4,828,961

  Sale of common stock at $1.03 per
   share, upon exercise of options.....     201,333        201       205,800          --             --       206,001
  Adjustments resulting from capital
   transactions of subsidiary..........          --         --     1,322,345          --       (140,888)    1,181,457

  Net income...........................          --         --            --          --      1,830,086     1,830,086
                                         ----------  ---------  ------------  -----------  ------------  ------------

Balance, February 28, 1995.............   6,101,104  $   6,101  $  5,729,363  $  (15,000 ) $  2,326,041  $  8,046,505
                                         ----------  ---------  ------------  -----------  ------------  ------------
                                         ----------  ---------  ------------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED FEBRUARY 28, 1993, 1994 AND 1995

                                                                              1993          1994          1995
                                                                          ------------  ------------  ------------
Cash Flows From Operating Activities:
  Net income............................................................  $    180,830  $  1,099,672  $  1,830,086
  Adjustments to reconcile net income to net cash from operating activities:
    Minority interest in net income of subsidiary.......................       135,743       719,550     1,300,040
    Depreciation and leasehold amortization.............................       614,519       648,473       707,318
    Amortization of goodwill and covenants..............................        24,455        37,716       212,320
    Provision for bad debts.............................................        85,423       143,017       188,819
    Deferred income taxes...............................................      (131,875)      (12,000)       23,500
    Other liabilities...................................................            --            --       (46,179)
    Loss (gain) on disposition of fixed assets..........................         9,142            --       (11,079)
    Changes in operating assets and liabilities, net of amounts acquired in acquisitions:
      Accounts and notes receivable.....................................      (775,047)   (4,764,737)     (348,459)
      Prepaid expenses and other assets.................................       (33,766)     (158,580)      (10,506)
      Accounts payable and other liabilities............................       144,924     1,050,040       154,966
      Income taxes payable..............................................       379,781     1,142,239    (1,002,403)
                                                                          ------------  ------------  ------------
        Net cash flows from operating activities........................       634,129       (94,610)    2,998,423
                                                                          ------------  ------------  ------------
Cash Flows From Investing Activities:
  Purchase of Con-Test, Inc., net of cash acquired......................            --            --    (2,230,551)
  Purchase of BSE Management, Inc.......................................            --    (1,030,285)     (887,325)
  Purchase of Microbial Environmental Services, Inc.....................            --            --      (250,000)
  Purchase of R.E. Blattert & Associates, net of cash acquired..........            --            --        (9,541)
  (Purchase) rescission of Bio/West, Inc................................      (750,000)      283,722            --
  Purchase of property and equipment....................................      (566,902)     (730,737)     (756,444)
  Proceeds from sale of property and equipment..........................         7,298         1,000        34,049
  Proceeds from maturities of investments...............................     1,017,948            --            --
                                                                          ------------  ------------  ------------
        Net cash flows from investing activities........................      (291,656)   (1,476,300)   (4,099,812)
                                                                          ------------  ------------  ------------
Cash Flows From Financing Activities:
  Proceeds from issuance long-term debt and notes payable...............       219,062     3,018,995     1,580,318
  Proceeds from issuance of common stock................................            --       186,100       206,001
  Proceeds from issuance of common stock of subsidiary..................        38,100        16,146     2,329,948
  Principal payments on long-term debt and notes payable, including
   capital lease obligations............................................      (400,292)   (1,174,756)   (2,800,767)
  Payments for continuing registration costs............................       (14,120)      (25,383)      (57,417)
  Principal payments on notes payable -- stockholders...................       (20,000)     (200,000)           --
                                                                          ------------  ------------  ------------
        Net cash flows from financing activities........................      (177,250)    1,821,102     1,258,083
                                                                          ------------  ------------  ------------
        Net change in cash and cash equivalents.........................       165,223       250,192       156,694
Cash and Cash Equivalents, Beginning of year............................       982,915     1,148,238     1,398,430
                                                                          ------------  ------------  ------------
Cash and Cash Equivalents, End of year..................................  $  1,148,138  $  1,398,430  $  1,555,124
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Aurora Environmental Inc. ("Aurora") and its majority-owned subsidiary ATC Environmental Inc. ("ATC" or the "Company"). ATC's financial statements include the accounts of its wholly-owned subsidiaries ATC New England Corp., ATC Blattert Inc., Hygeia Proscience Laboratories, Inc. and ATC Management, Inc. All significant intercompany accounts and transactions have been eliminated.

NATURE OF BUSINESS

    Aurora operates solely as a holding company for ATC. Substantially all of the assets, liabilities and results of operations reflected in the accompanying financial statements are those of ATC. ATC is a 57% owned subsidiary of Aurora. ATC is an environmental consulting firm providing assessment, monitoring, training, analytical and management services for environmental projects. These services are provided nation-wide through a network of regional offices. Because the Company conducts its operations in a single industry, segment information is not presented.

REVENUE RECOGNITION

    The Company generally contracts for services to customers on the basis of a fixed fee per procedure or services performed. Revenue is recognized as services are performed in accordance with the terms of the contract.

COSTS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

    Costs in excess of billings on uncompleted contracts represent unbilled services and reimbursable expenses associated with ongoing projects.

SIGNIFICANT CUSTOMER

    In fiscal 1995, revenues from a single customer comprised approximately 11% of total revenues. In fiscal 1994, revenues from this customer comprised approximately 12% of total revenues.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is computed on either the straight-line or declining balance method over the estimated useful lives of the assets, as follows:

Office Equipment..................................................         5 years
Transportation equipment..........................................       4-5 years
Laboratory and field equipment....................................       5-7 years
                                                                       life of the
Leasehold improvements............................................           lease

AMORTIZATION OF INTANGIBLE ASSETS

    Goodwill associated with acquisitions is being amortized on a straight-line basis over a 10 to 30 year period. The carrying value of goodwill is periodically evaluated on the basis of management's estimates of future undiscounted operating income associated with the acquired business. When the carrying amount of goodwill is determined not to be recoverable by management, the associated asset is written off. At February 28, 1995, no such impairment existed. The covenants not to compete are being amortized over the terms of the agreements, which are 3 to 5 year periods.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The liability method is used to measure deferred tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, based on temporary differences between financial and taxable income existing at each balance sheet date using enacted tax rates. Aurora files a separate income tax return; while ATC and its wholly-owned subsidiaries file a consolidated income tax return.

CONTINUING REGISTRATION COSTS

    Costs associated with the registration and issuance of equity are charged against additional paid-in capital as incurred. These costs generally include legal and accounting fees, printing costs and other direct expenses of registration statement filings.

CREDIT RISK AND FINANCIAL INSTRUMENTS

    Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, temporary investments and accounts receivable. The Company places its temporary investments in highly rated financial institutions and investment grade short-term debt instruments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, the proportion of receivables from governmental entities, generally short payment terms and dispersion across geographic areas.

EARNINGS PER COMMON SHARE AND DILUTIVE COMMON EQUIVALENT SHARE

    Earnings per common share and dilutive common equivalent share have been computed by using the weighted average number of shares outstanding during the year. Outstanding dilutive stock warrants and stock options are included in the computation of weighted average number of shares.

CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers all commercial paper, money market funds and certificates of deposit purchased with a maturity of three months or less at acquisition to be cash equivalents.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- BUSINESS ACQUISITIONS

CON-TEST, INC.

    On October 1, 1994, ATC acquired substantially all of the assets and liabilities of Con-Test, Inc. ("Con-Test"), a Massachusetts based environmental consulting company having branch offices in the New England states, New York and Pennsylvania. The seller has guaranteed the net receivables purchased. The acquisition has been accounted for as a purchase. The purchase price was comprised of the following consideration:

Amounts Paid to Seller:
  Cash.................................................................  $2,100,000
  Note payable.........................................................    535,000
  ATC restricted common stock..........................................    492,905
Liabilities Assumed:
  Current liabilities..................................................  1,908,465
  Non-current liabilities..............................................    478,027
  Notes payable........................................................  1,981,982
Direct expenses related to acquisition.................................    131,910
                                                                         ---------
                                                                         $7,628,289
                                                                         ---------
                                                                         ---------

    Con-Test's  assets  and  liabilities   are  included  in  the   accompanying
consolidated balance sheet at fair value at the date of purchase. The purchase price allocation is summarized as follows:

Accounts receivable, net...............................................  $2,615,469
Property and equipment.................................................    633,945
Other assets...........................................................     13,359
Covenant not to compete................................................    100,000
Goodwill...............................................................  4,265,516
                                                                         ---------
                                                                         $7,628,289
                                                                         ---------
                                                                         ---------

R.E. BLATTERT & ASSOCIATES

    On January 13, 1995, ATC acquired substantially all of the assets and liabilities of R.E. Blattert & Associates ("Blattert"), an environmental consulting firm having geologic, environmental engineering and water resource expertise with offices in Indiana and Iowa. The seller has guaranteed the net receivables purchased. In addition, the purchase agreement provides for the seller to receive additional purchase consideration up to a maximum of $850,000 over a four-year period based on achieving agreed upon earnings targets. These contingent payments will be recorded as goodwill if subsequently earned. At February 28, 1995, no additional purchase consideration had been earned. The acquisition was accounted for as a purchase. The purchase price was comprised of the following consideration:

Amounts Paid to Seller:
  ATC restricted common stock..........................................  $ 112,503
Liabilities Assumed:
  Current liabilities..................................................    490,889
  Notes payable........................................................    384,870
Direct expenses related to acquisition.................................     23,209
                                                                         ---------
                                                                         $1,011,471
                                                                         ---------
                                                                         ---------

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- BUSINESS ACQUISITIONS (CONTINUED)
    Blattert's   assets  and  liabilities  are   included  in  the  accompanying
consolidated balance sheet at fair market value at the date of purchase. The purchase price allocation is summarized as follows:

Accounts receivable, net...............................................  $ 378,663
Property and equipment.................................................     99,030
Other assets...........................................................     14,269
Covenant not to compete................................................     80,000
Goodwill...............................................................    439,509
                                                                         ---------
                                                                         $1,011,471
                                                                         ---------
                                                                         ---------

MICROBIAL ENVIRONMENTAL SERVICES, INC.

    On January 4, 1995, ATC acquired certain operations of Microbial Environmental Services, Inc. ("MES"). ATC agreed to assume service performance obligation under contracts and a lease obligation of MES. In consideration, MES assigned accounts receivable to ATC. ATC additionally purchased certain field and laboratory equipment from MES and paid a finder's fee to an unrelated party. The acquisition was accounted for as a purchase. The purchase price was comprised of the following consideration:

Note payable to MES....................................................  $ 100,000
Non-current liabilities assumed........................................    812,208
Cash paid for finder's fee.............................................    250,000
Note payable for finder's fee..........................................    200,000
                                                                         ---------
                                                                         $1,362,208
                                                                         ---------
                                                                         ---------

    MES's assets and liabilities acquired are included in the accompanying consolidated balance sheet at fair value at the date of purchase. The purchase price allocation is summarized as follows:

Accounts receivable, net...............................................  $ 812,208
Equipment..............................................................    100,000
Goodwill...............................................................    450,000
                                                                         ---------
                                                                         $1,362,208
                                                                         ---------
                                                                         ---------

BSE MANAGEMENT, INC.

    On April 30, 1993, ATC acquired certain assets and liabilities of BSE Management, Inc. ("BSE"), a California based environmental consulting holding company and three of its subsidiaries, Diagnostic Environmental Inc., Hygeia Environmental Laboratories and The Environmental Institute Inc. The acquisition was accompanied by purchasing certain BSE assets at a foreclosure sale, acquiring certain BSE unsecured debt from its holder, entering into consulting and employment contracts and non-compete agreements with certain key BSE employees, and assuming specified liabilities of BSE. The purchase agreement also calls for

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- BUSINESS ACQUISITIONS (CONTINUED) additional purchase consideration up to a maximum of $1,356,000 over five years contingent upon future cash receipts of the ongoing business. These contingent payments are recorded as goodwill as earned. The purchase price is comprised of the following consideration:

Cash paid to stockholders..............................................  $ 400,000
Cash paid to secured party.............................................    169,670
Liabilities assumed and other cash payments............................    193,335
Issuance of note payable to financial institution......................    355,840
Issuance of common stock to financial institution......................     29,700
Direct expenses related to acquisition.................................    142,442
Contingent consideration earned to date................................  1,155,498
                                                                         ---------
                                                                         $2,446,485
                                                                         ---------
                                                                         ---------

    BSE's assets and liabilities are included in the accompanying consolidated balance sheet at fair value at the date of purchase. The purchase price allocation is summarized as follows:

Property and equipment.................................................  $ 103,670
Other non-current assets...............................................     53,000
Covenants not to compete...............................................    150,000
Goodwill...............................................................  2,139,815
                                                                         ---------
                                                                         $2,446,485
                                                                         ---------
                                                                         ---------

BIO/WEST, INC.

    On June 10, 1992, ATC signed a purchase agreement for 100% of the issued and outstanding common stock of Bio/West, Inc. ("Bio/West"), a privately held environmental consulting firm specializing in ecological services. The acquisition was accounted for as a purchase.

    On October 14, 1993, because of certain disputes which arose subsequent to the purchase, the Company and the former stockholders of Bio/West entered into an agreement for restitution following rescission, which provided for an orderly rescission of the purchase. The agreement effected a refund of the purchase price by the former Bio/West stockholders to ATC and a return to the former stockholders of all ownership and stock of Bio/West. Under this agreement, the former stockholders of Bio/West refunded the cash payment to ATC, forgave the notes payable, forgave all amounts payable under the profit contingent portion of the original purchase agreement and reimbursed ATC for expenses incurred by it on behalf of Bio/West. In order to provide sufficient funds for the former shareholders of Bio/West to make full restitution provided in the recission, ATC loaned these former stockholders $375,000 supported by promissory notes. These notes were paid in full as of February 28, 1995. ATC also entered into a separate non-compete agreement with Bio/West requiring ATC to pay a total of $137,000 to Bio/West over three years.

    The accompanying consolidated statements of operations reflect the revenues and expenses of the Company and its subsidiaries, including the results of Bio/West's operations through May 31, 1993, the effective date of the rescission. The results of operations of Bio/West included in the consolidated financial statements were revenues of $2,924,290 and $468,731 and net income
(loss) of $29,657 and $(109,846) in fiscal 1993 and 1994, respectively.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- BUSINESS ACQUISITIONS (CONTINUED)
PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following unaudited pro forma information sets forth the results of operations of ATC as though the purchases BSE and Con-Test and the rescission of Bio/West had occurred at March 1, 1993:

                                                                               PRO FORMA
                                                                        YEARS ENDED FEBRUARY 28,
                                                                      ----------------------------
                                                                          1994           1995
                                                                      -------------  -------------
Total revenues......................................................  $  39,469,717  $  40,807,600
Net income..........................................................  $     547,229  $   1,740,968
Net income per share (fully diluted)................................  $         .08  $         .25

NOTE C -- PROPERTY AND EQUIPMENT

    Property and equipment consists of:

                                                                             1994          1995
                                                                         ------------  ------------
Office equipment.......................................................  $  1,761,045  $  2,214,811
Laboratory and field equipment.........................................     2,559,132     3,300,208
Transportation equipment...............................................       107,544       223,397
Leasehold improvements.................................................       332,087       539,601
                                                                         ------------  ------------
                                                                            4,759,808     6,278,017
Less accumulated depreciation..........................................     2,467,654     3,126,731
                                                                         ------------  ------------
    Property, plant and equipment, net.................................  $  2,292,154  $  3,151,286
                                                                         ------------  ------------
                                                                         ------------  ------------

    The following is a summary of capital leases by major asset class:

                                                                             1994          1995
                                                                         ------------  ------------
Office equipment.......................................................  $    448,795  $    448,795
Laboratory equipment...................................................       513,456       557,376
Leasehold improvements.................................................         9,844         9,844
                                                                         ------------  ------------
                                                                              972,095     1,016,015
Less accumulated amortization..........................................       608,081       780,715
                                                                         ------------  ------------
                                                                         $    364,014  $    235,300
                                                                         ------------  ------------
                                                                         ------------  ------------

    Lease amortization is included in depreciation expense.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- LONG-TERM DEBT AND CREDIT AGREEMENTS

    Long-term debt consists of:

                                                                                            1994          1995
                                                                                        ------------  ------------
Borrowings from bank under revolving credit facility due September 30, 1996. Interest is payable monthly at the bank's benchmark rate, which equals or approximates the prime rate,
 9.0% at February 28, 1995............................................................  $  1,700,000  $  3,075,000
Note payable to bank, payable in monthly installments plus
 interest which accrues at 1.0% above the bank's benchmark rate (9.0% at February 28,
 1995) through April, 1996............................................................       450,060       233,480
8.5% note payable issued in connection with the purchase of
 Con-Test, payable in three annual installments commencing September 30, 1995.
 Interest is payable quarterly........................................................            --       535,000
7.0% note payable issued in connection with the purchase of
 BSE, payable in monthly installments, including interest, through April, 1996........       282,835       179,355
Notes payable issued in connection with the purchase of Blattert, with fixed interest rates of 8% and 10.9% payable in monthly installments through
 April, 1999..........................................................................            --       204,559
Notes payable issued in connection with the purchase of MES, with a fixed interest
 rate of 8%, payable in monthly and quarterly installments through February 1998......            --       300,000
Vehicle loans with interest rates ranging from 7.25% to 11.2%
 due in monthly installments at various dates through 1999............................        13,300        76,531
Capitalized lease obligations with implicit interest rates ranging from 9% to 14% due
 in monthly installments at various dates through July, 1999..........................       279,192       129,748
                                                                                        ------------  ------------
                                                                                           2,725,387     4,733,673
Less current maturities...............................................................       543,268       840,907
                                                                                        ------------  ------------
Long-term debt, less current maturities...............................................  $  2,182,119  $  3,892,766
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The Company has a revolving credit facility providing for borrowings up to $5,000,000, subject to a percentage of its eligible accounts receivable, of which $1,700,000 and $3,075,000 was outstanding at February 28, 1994 and 1995. Borrowings are subject to the terms of a promissory note and the outstanding balance is due on September 30, 1996. Interest is payable monthly and accrues at the bank's benchmark interest rate which is equal to or approximates the prime rate of interest (9.0% at February 28, 1995). At February 28, 1995, $657,000 was available to borrow under the terms of the agreement.

    The above mentioned credit facility and note payable to bank contain certain restrictive financial covenants, including a prohibition of dividend payments by ATC to its stockholders (including Aurora) until obligations are paid in full, and are collateralized by substantially all assets of the Company.

    At February 28, 1994 and 1995, the Company has short-term notes payable to financing institutions of $115,603 and $88,720, respectively, with interest rates of 4.7% and 6.7%, respectively.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- LONG-TERM DEBT AND CREDIT AGREEMENTS (CONTINUED)
    Aggregate   maturities  of   long-term  debt   including  capitalized  lease
obligations at February 28, 1995 are as follows:

                                            NET          LESS
                                          MINIMUM      PORTION       PORTION
                                           LEASE     REPRESENTING  REPRESENTING     NOTES         TOTAL
                                          PAYMENTS     INTEREST     PRINCIPAL      PAYABLE         DEBT
                                         ----------  ------------  ------------  ------------  ------------
1996...................................  $   71,800   $    8,999    $   62,801   $    778,106  $    840,907
1997...................................      22,875        5,386        17,489      3,490,375     3,507,864
1998...................................      22,875        3,719        19,156        292,895       312,051
1999...................................      22,875        1,893        20,982         35,512        56,494
2000...................................       9,537          217         9,320          7,037        16,357
                                         ----------  ------------  ------------  ------------  ------------
                                         $  149,962   $   20,214    $  129,748   $  4,603,925  $  4,733,673
                                         ----------  ------------  ------------  ------------  ------------
                                         ----------  ------------  ------------  ------------  ------------

NOTE E -- COMMITMENTS

OPERATING LEASE COMMITMENTS

    The Company leases office space, laboratory facilities, temporary housing facilities and automobiles under operating lease agreements which expire at varying dates from March 1994 through September 2001. The Company also rents equipment on a job-by-job basis. Minimum annual rental commitments as of February 28, 1995 are as follows: 1996, $1,133,637; 1997, $916,491; 1998,
$644,910;  1999,  $488,242;  2000,  $439,758  and  thereafter  $1,147,265 (total
$4,770,303).

    Rent expense for fiscal years 1993,  1994 and 1995 was $684,309,  $1,129,283 and $1,049,512, respectively, net of sublease rental income of $7,045 in fiscal year 1993.

OTHER LIABILITIES

    Other liabilities consist of long-term lease commitments and other long-term contractual obligations assumed in connection with business acquisitions.
Contractual obligations representing existing liabilities recorded within the financial statements that are expected to be realized during fiscal 1996 are included within accrued expenses.

NOTE F -- STOCK OPTIONS
    A stock option plan approved by the Board of Directors of Aurora provides for the granting of 2,000,000 options to employees for the purchase of common stock at prices which cannot be less than the fair market value at the time of the grant. Options become exercisable 20% per year and expire five years from the date of grant. At February 28, 1995, 1,242,000 options were available for grant under this plan. The option shares are subject to changes in capitalization.

    Under a non-qualified stock option plan, Aurora's Board of Directors may grant options to employees, officers and directors to purchase shares of Aurora's common stock at prices to be determined by Aurora's Board of Directors for a term not to exceed ten years. Aurora has reserved a maximum of 1,500,000 shares of its authorized but unissued shares of common stock for issuance under the plan and 1,342,000 shares remain available for grant at February 28, 1995.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- STOCK OPTIONS (CONTINUED)
    The charges in the outstanding stock options of Aurora during fiscal years ended 1993, 1994 and 1995 under these plans are summarized below:

                                                                                                        OPTION
                                                                                           AURORA     PRICE PER-
                                                                                          OPTIONS     SHARE-RANGE
                                                                                         ----------  -------------
Balance at February 29, 1992...........................................................     540,500  $ 1.00 - 3.00
  Granted..............................................................................      30,000           1.00
  Expired..............................................................................    (340,500)   1.00 - 3.00
                                                                                         ----------  -------------
Balance at February 28, 1993...........................................................     230,000    1.00 - 1.03
  Granted..............................................................................     150,000           2.90
                                                                                         ----------  -------------
Balance at February 28, 1994...........................................................     380,000    1.00 - 2.90
  Exercised............................................................................    (200,000)          1.03
                                                                                         ----------  -------------
Balance at February 28, 1995...........................................................     180,000    1.00 - 2.90
                                                                                         ----------  -------------
                                                                                         ----------
Exercisable at February 28, 1995.......................................................     180,000
                                                                                         ----------
                                                                                         ----------

    A stock option plan, approved by the Board of Directors of ATC in 1988, provides for the granting of 200,000 options to employees for purchase of common stock at prices which cannot be less than the fair market value at the time of the grant. Options become exercisable 20% per year for certain participants and 50% per year for other participants and expire within five years of the date of the grant.

    Additionally, in January 1988, ATC granted options for the purchase of 342,000 shares of common stock at a price of $.15 per share in part to related parties. ATC determined that the option price approximated fair market value at the date of grant and, accordingly, no compensation was recorded pursuant to these options. These options have all been exercised as of February 28, 1993.

    On July 16, 1993, the Board of Directors of ATC approved an additional stock option plan providing for the granting of 200,000 options to employees for purchase of common stock at prices which cannot be less than fair market value at the time of grant. Options become exercisable 20% per year and expire within five years of the date of grant.

    At February 28, 1995, ATC had granted options under the 1988 and 1993 plans for 291,400 shares, of which options for 19,980 shares had been exercised and options for 127,000 shares were exercisable. Additionally, in fiscal 1995, the Board of Directors approved the granting of 20,000 options to an unrelated consultant for purchase of common stock at $9.50 per share (fair market value at date of grant). The option shares are subject to changes in capitalization.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- STOCK OPTIONS (CONTINUED)
    The changes in the outstanding stock options of ATC under the 1988 and 1993 plans described immediately above during fiscal years 1993, 1994 and 1995 are summarized below:

                                                                                         ATC         PRICE PER-
                                                                                       OPTIONS      SHARE-RANGE
                                                                                      ----------  ----------------
Balance at February 29, 1992........................................................     305,550  $   0.15 -  4.31
  Granted...........................................................................     123,550      1.88 -  3.00
  Exercised.........................................................................    (254,000)             0.15
  Expired...........................................................................     (42,550)     2.31 -  3.06
                                                                                      ----------  ----------------
Balance at February 28, 1993........................................................     132,550      1.88 -  4.31
  Granted...........................................................................      50,750      4.00 -  7.50
  Exercised.........................................................................      (5,600)     1.88 -  4.31
  Expired...........................................................................      (7,000)     1.88 -  4.00
                                                                                      ----------  ----------------
Balance at February 28, 1994........................................................     170,700      1.88 -  7.50
  Granted...........................................................................     112,350      6.75 - 17.00
  Exercised.........................................................................      (6,980)     1.88 -  5.00
  Expired...........................................................................      (4,650)    10.00 - 10.50
                                                                                      ----------  ----------------
Balance at February 28, 1995........................................................     271,420  $   1.88 - 17.00
                                                                                      ----------  ----------------
                                                                                      ----------

NOTE G -- COMMON STOCK WARRANTS

    In connection with the borrowing of $220,000 from two stockholders and subsequent extensions of the due dates of the notes, Aurora has issued common stock purchase warrants to these stockholders, each of which is immediately exercisable for one share of common stock. (The related notes were repaid in full at February 28, 1994.) These warrants expire between November 30, 2000 and May 31, 2003. The changes in warrant activity of Aurora during the fiscal years ended 1993, 1994 and 1995 are summarized below:

                                                                                                       WARRANT
                                                                                          AURORA     PRICE PER-
                                                                                         WARRANTS    SHARE-RANGE
                                                                                        ----------  -------------
Balance at February 29, 1992..........................................................   1,210,000  $ 0.53 - 1.00
                                                                                        ----------  -------------
Balance at February 28, 1993..........................................................   1,210,000    0.53 - 1.00
  Granted.............................................................................     100,000           1.50
  Exercised...........................................................................    (350,000)   0.53 - 0.56
                                                                                        ----------  -------------
Balance at February 28, 1994..........................................................     960,000    0.56 - 1.50
                                                                                        ----------  -------------
Balance at February 28, 1995..........................................................     960,000  $ 0.56 - 1.50
                                                                                        ----------  -------------
                                                                                        ----------

    During the year ended February 28, 1995, 284,803 of the 285,817 outstanding ATC Class B warrants were exercised at an exercise price of $8.00 allowing the holder to receive one share of common stock per warrant and one ATC Class C warrant. The remaining Class B warrants not exercised expired as of September 30, 1994.

    At February 28, 1995, there are 570,620 ATC Class C warrants outstanding. Each Class C warrant entitles the holder to purchase one share of common stock at an exercise price of $10.00. ATC has the right to redeem the Class C warrants at a price of $0.01 per warrant at any time upon 30 days prior written notice. ATC has reserved common shares equal to the outstanding warrants for issuance upon the exercise of the Class C warrants. The expiration date of the Class C warrants is September 30, 1996.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- INCOME TAXES

    Income tax expense (benefit) consists of the following:

                                                                                          STATE AND
YEAR ENDED FEBRUARY 28                                                        FEDERAL       LOCAL        TOTAL
--------------------------------------------------------------------------  ------------  ----------  ------------
1995:
  Current.................................................................  $  1,725,000  $  295,500  $  2,020,500
  Deferred................................................................        19,000       4,500        23,500
                                                                            ------------  ----------  ------------
    Total.................................................................  $  1,744,000  $  300,000  $  2,044,000
                                                                            ------------  ----------  ------------
                                                                            ------------  ----------  ------------
1994:
  Current.................................................................  $  1,009,000  $  213,000  $  1,222,000
  Deferred................................................................        (9,000)     (3,000)      (12,000)
                                                                            ------------  ----------  ------------
    Total.................................................................  $  1,000,000  $  210,000  $  1,210,000
                                                                            ------------  ----------  ------------
                                                                            ------------  ----------  ------------
1993:
  Current.................................................................  $    354,000  $   77,875  $    431,875
  Deferred................................................................      (122,000)     (9,875)     (131,875)
                                                                            ------------  ----------  ------------
    Total.................................................................  $    232,000  $   68,000  $    300,000
                                                                            ------------  ----------  ------------
                                                                            ------------  ----------  ------------

    The Company made income tax payments of approximately $56,000, $278,000 and $3,023,000 in fiscal 1993, 1994 and 1995, respectively.

    A reconciliation of the statutory U.S. Federal tax rate and effective tax rate is as follows:

YEAR ENDED FEBRUARY 28                                                                    1993         1994         1995
-------------------------------------------------------------------------------------  -----------  -----------  -----------
Statutory U.S. Federal rate..........................................................       34.0%        34.0%        34.0%
State income taxes, net of federal benefit...........................................        4.2          4.5          4.1
Non-deductible expenses of ATC.......................................................        7.7          0.8          0.5
Non-deductible losses of Aurora......................................................        2.8          0.6          0.9
                                                                                           ---          ---          ---
                                                                                            48.7%        39.9%        39.5%
                                                                                           ---          ---          ---
                                                                                           ---          ---          ---

    The tax effects of temporary differences that give rise to a significant portion of deferred tax assets and liabilities consist of the following:

                                                                                                 FEBRUARY 28,
                                                                                            ----------------------
                                                                                               1994        1995
                                                                                            ----------  ----------
Deferred tax assets:
  Nondeductible liabilities and reserves..................................................  $  172,000  $  234,300
  Other...................................................................................      38,600      31,000
  Net operating loss carryforward.........................................................     286,620     329,800
  Valuation allowance.....................................................................    (286,620)   (329,800)
                                                                                            ----------  ----------
                                                                                               210,600     265,300
                                                                                            ----------  ----------
Deferred tax liabilities:
  Property and equipment..................................................................      77,000      97,000
  Prepaid expenses........................................................................      58,000     101,600
  Other...................................................................................      --          14,600
                                                                                            ----------  ----------
                                                                                               135,000     213,200
                                                                                            ----------  ----------
Net deferred tax asset....................................................................  $   75,600  $   52,100
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- INCOME TAXES (CONTINUED)
    The current portion of net deferred tax assets of $152,600 and $132,700 at February 28, 1994 and 1995 is classified in the consolidated balance sheet in current assets. The noncurrent portion is classified in noncurrent liabilities.

    Aurora and ATC file separate income tax returns. At February 28, 1995, Aurora has net operating loss (NOL) carryforwards of approximately $970,000, which expire through 2010. The valuation allowance provided for deferred taxes relates entirely to the Aurora NOL. This valuation allowance will be recorded as a reduction of income tax expense in future periods if realization of future deductions becomes more likely than not.

    During fiscal 1993, ATC recorded in additional paid-in capital $344,000 of tax benefit from the exercise of common stock warrants and options. During fiscal 1994, ATC adjusted its tax benefit recorded in additional paid-in capital downward by $40,927 to reflect the actual tax benefit realized. Aurora's share of these transactions is recorded within stockholders' equity as part of the adjustments resulting from capital transactions of its subsidiary.

NOTE I -- EMPLOYEE BENEFIT PLANS
    The Company has an employee savings plan which allows for voluntary contributions into designated investment funds by eligible employees. The Company may, at the discretion of its Board of Directors, make additional contributions on behalf of the Plan's participants. No Company contributions were made in fiscal years 1993, 1994 and 1995.

NOTE J -- SUPPLEMENTAL INFORMATION
    Supplemental cash flow information is as follows:

                                                                              1993          1994          1995
                                                                          ------------  ------------  ------------
Cash paid for interest..................................................  $    121,092  $    173,174  $    276,658
Noncash investing and financing activities:
  Tax benefit (adjustment to tax benefit) from exercise of common stock
   warrants.............................................................       344,000       (40,927)           --
  Note payable to stockholders related to Bio/West acquisition
   (rescission).........................................................       750,000      (750,000)           --
  Liabilities assumed in connection with business combinations..........     1,022,724       193,335     6,056,441
  Common stock issued in connection with business combinations..........            --        29,700       605,408
  Notes payable issued in connection with business combinations.........            --       355,840       835,000

    Supplemental analysis of valuation and qualifying accounts is as follows:

                                                                              1993          1994          1995
                                                                          ------------  ------------  ------------
Changes in the allowance for doubtful accounts are as follows:
  Balance, beginning of year............................................  $    172,502  $    130,768  $    167,344
  Provision for bad debts...............................................        85,423       143,017       188,819
  Amounts written-off, net of recoveries................................      (129,159)      (63,941)     (136,350)
  Adjustments for allowance for doubtful accounts on acquired
   (rescinded) accounts receivable:
    Con-Test............................................................            --            --       291,223
    Blattert............................................................            --            --        24,850
    Bio/West............................................................         2,002       (42,500)           --
                                                                          ------------  ------------  ------------
  Balance, end of year..................................................  $    130,768  $    167,344  $    535,886
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE K -- SUBSEQUENT EVENT -- MERGER AGREEMENT (UNAUDITED)
    ATC and Aurora have entered into an agreement to merge, with ATC to be the surviving corporation. The agreement is subject to certain conditions including the approval of both ATC's and Aurora's stockholders. Approval of the merger will require a majority vote of each of the corporations. Under the proposed agreement, ATC would exchange .545 of a share of ATC stock for each share of Aurora stock. ATC common shares held by Aurora, 3,258,000 at February 28, 1995, would be cancelled. The merger would be accounted for in a manner similar to a pooling of interests. Under this method of accounting, recorded assets and liabilities of Aurora would be combined with ATC and the results of operations of ATC and Aurora would also be combined on the date the merger became effective. After the merger, ATC would be able to utilize Aurora's net operating loss carryforward, which is $970,000 at February 28, 1995. In addition, ATC's liability to Aurora would be cancelled at the merger date.

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The following unaudited pro forma information sets forth the results of operations of ATC and Aurora as if the merger and ATC's acquisitions of BSE and Con-Test and rescission of Bio/West had occurred on March 1, 1993:

                                                                                         1994           1995
                                                                                     -------------  -------------
Revenues...........................................................................  $  39,469,717  $  40,807,600
Net income.........................................................................        914,517      3,304,575
Earning per share (fully diluted)..................................................  $         .15  $         .51

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                       FEBRUARY 28, 1995 AND MAY 31, 1995

                                                                                                       MAY 31,
                                                                                     FEBRUARY 28,       1995
                                                                                         1995       -------------
                                                                                     -------------   (UNAUDITED)
ASSETS
  Current Assets:
    Cash and cash equivalents......................................................  $   1,555,124  $     624,569
    Trade accounts receivable, less allowance for doubtful accounts ($535,886 at
     February 28, 1995 and $579,449 at May 31, 1995)...............................     11,859,991     12,496,667
    Costs in excess of billings on uncompleted contracts...........................        447,000      1,198,900
    Prepaid expenses and other current assets......................................        432,291        286,034
    Deferred income taxes..........................................................        132,700        132,700
                                                                                     -------------  -------------
        Total current assets.......................................................     14,427,106     14,738,870
    Property and equipment, net....................................................      3,151,286      3,108,475
    Goodwill, net of accumulated amortization ($137,470 at February 28, 1995 and
     $205,933 at May 31, 1995).....................................................      7,166,998      7,467,189
    Covenants not to compete, net of accumulated amortization ($137,021 at February
     28, 1995 and $163,937 at May 31, 1995)........................................        317,979        301,063
    Other assets...................................................................        123,615        124,754
                                                                                     -------------  -------------
                                                                                     $  25,186,984  $  25,740,351
                                                                                     -------------  -------------
                                                                                     -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Short-term debt................................................................  $      88,720  $      47,210
    Current maturities of long-term debt...........................................        840,907        780,286
    Accounts payable...............................................................      1,977,842      1,864,496
    Income taxes payable...........................................................        128,250        343,392
    Accrued compensation...........................................................      2,053,797      1,433,627
    Other accrued expenses.........................................................      1,020,479        734,969
                                                                                     -------------  -------------
        Total current liabilities..................................................      6,109,995      5,203,980

    Long-term debt, less current maturities........................................      3,892,766      4,593,248
    Other liabilities..............................................................      1,087,056      1,036,224
    Deferred income taxes..........................................................         80,600         80,600
                                                                                     -------------  -------------
        Total liabilities..........................................................     11,170,417     10,914,052
                                                                                     -------------  -------------

    Minority interest..............................................................      5,970,062      6,356,937
  Stockholders' Equity:
    Common stock, par value $.001 per share; authorized 25,000,000 shares; issued
     and outstanding 6,101,104 shares at February 28, 1995 and May 31, 1995........          6,101          6,101
    Additional paid-in capital.....................................................      5,729,363      5,729,363
    Notes receivable -- common stock...............................................        (15,000)       (15,000)
    Retained earnings..............................................................      2,326,041      2,748,898
                                                                                     -------------  -------------
                                                                                         8,046,505      8,469,362
                                                                                     -------------  -------------
                                                                                     $  25,186,984  $  25,740,351
                                                                                     -------------  -------------
                                                                                     -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    THREE MONTHS ENDED MAY 31, 1994 AND 1995
                                  (UNAUDITED)

                                                                                           1994          1995
                                                                                       ------------  -------------
Revenues.............................................................................  $  8,167,900  $  10,814,953
Cost of revenues.....................................................................     4,298,256      5,545,411
                                                                                       ------------  -------------
      Gross profit...................................................................     3,869,644      5,269,542
Operating expenses:
  Selling............................................................................       223,866        329,629
  General and administrative.........................................................     2,430,169      3,422,536
  Provision for bad debts............................................................        39,975         47,400
                                                                                       ------------  -------------
                                                                                          2,694,010      3,799,565
                                                                                       ------------  -------------
      Operating income...............................................................     1,175,634      1,469,977
                                                                                       ------------  -------------
Nonoperating expense (income):
  Interest expense...................................................................        65,428        109,508
  Interest income....................................................................       (10,100)       (44,273)
  Other..............................................................................          (301)        27,510
                                                                                       ------------  -------------
                                                                                             55,027         92,745
                                                                                       ------------  -------------
      Income before income taxes and minority interest...............................     1,120,607      1,377,232
Income tax expense...................................................................       434,400        567,500
                                                                                       ------------  -------------
Income before minority interest......................................................       686,207        809,732
Minority interest in net income of subsidiary........................................       265,049        386,875
                                                                                       ------------  -------------
Net income...........................................................................  $    421,158  $     422,857
                                                                                       ------------  -------------
                                                                                       ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    THREE MONTHS ENDED MAY 31, 1994 AND 1995
                                  (UNAUDITED)

                                                                                           1994          1995
                                                                                       ------------  -------------
Cash Flows From Operating Activities:
  Net income.........................................................................  $    421,158  $     422,857
  Adjustments to reconcile net income to net cash from operating activities:
    Minority interest in net income of subsidiary....................................       258,143        386,875
    Depreciation and leasehold amortization..........................................       138,479        170,133
    Amortization of goodwill and covenants...........................................        44,644         95,379
    Provision for bad debts..........................................................        39,975         47,400
    Other liabilities................................................................            --        (50,832)
    Gain on disposal of fixed assets.................................................            --         (3,275)
    Changes in operating assets and liabilities, net of amounts acquired in acquisitions:
      Accounts and notes receivable..................................................      (367,720)    (1,445,500)
      Prepaid expenses and other assets..............................................      (134,744)       146,142
      Accounts payable and other liabilities.........................................       322,777     (1,022,740)
      Income taxes payable...........................................................      (755,950)       215,142
                                                                                       ------------  -------------
        Net cash flows from operating activities.....................................       (33,238)    (1,038,419)
                                                                                       ------------  -------------
Cash Flows From Investing Activities:
  Purchase of ConTest, Inc...........................................................            --       (123,848)
  Purchase of BSE Management, Inc....................................................      (198,626)      (103,077)
  Purchase of R.E. Blattert and Associates...........................................            --        (53,068)
  Purchase of property and equipment.................................................      (120,226)      (122,649)
  Proceeds from sale of property and equipment.......................................            --          5,602
  Other..............................................................................            --        (19,086)
                                                                                       ------------  -------------
      Net cash flows from investing activities.......................................      (318,852)      (416,126)
                                                                                       ------------  -------------
Cash Flows From Financing Activities:
  Proceeds from issuance of long-term debt and notes payable.........................            --        816,660
  Proceeds from issuance of common stock.............................................            --            639
  Principal payments on long-term debt and notes payable, including capital lease
   obligations.......................................................................      (217,915)      (293,309)
  Payments for continuing registration costs.........................................       (13,250)            --
                                                                                       ------------  -------------
      Net cash flows from financing activities.......................................      (231,165)       523,990
                                                                                       ------------  -------------
      Net change in cash and cash equivalents........................................      (583,255)      (930,555)
Cash and Cash Equivalents, Beginning of period.......................................     1,398,430      1,555,124
                                                                                       ------------  -------------
Cash and Cash Equivalents, End of period.............................................  $    815,175  $     624,569
                                                                                       ------------  -------------
                                                                                       ------------  -------------
Supplemental disclosures of cash flow information:
  Cash payments for:
    Interest.........................................................................  $     65,128  $     109,508
                                                                                       ------------  -------------
                                                                                       ------------  -------------
    Income taxes.....................................................................  $  1,190,350  $     352,352
                                                                                       ------------  -------------
                                                                                       ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                    AURORA ENVIRONMENTAL INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A -- GENERAL

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Aurora Environmental Inc.
("Aurora" or the "Company") and its subsidiary, ATC Environmental Inc. ("ATC"). ATC is a 57% owned subsidiary of Aurora.

    In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the financial position as of May 31, 1995, and the results of operations and the cash flows for the three months ended May 31, 1994 and 1995. These results of operations are not necessarily indicative of the results to be expected for the full year due to certain seasonality factors and the effects and timing of large service projects.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These condensed financial statements should be read in conjunction with the consolidated financial statements and the notes included in the Company's financial statements for the fiscal year ended February 28, 1995, which are included elsewhere in this Prospectus.

NATURE OF BUSINESS

    Aurora Environmental Inc. and its subsidiary are environmental consulting firms providing assessment, monitoring, training, analytical and management services for environmental projects. These services are provided nation-wide through a network of regional offices. Because the Company conducts its operations in a single industry, segment information is not presented.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior period's financial statements to conform to the current years presentation.

NOTE B -- MERGER OF ATC AND AURORA
    Aurora and ATC were merged pursuant to an agreement ("the Merger Agreement") approved by a majority of shareholders of each company on June 29, 1995, with ATC being the surviving corporation. Under the Merger Agreement, ATC exchanged
 .545 of a share of ATC stock for each of Aurora's 6,131,104 shares of stock outstanding. ATC's common shares held by Aurora of 3,258,000 were cancelled. The merger will be accounted for in a manner similar to a pooling of interests. Under this method of accounting, recorded assets and liabilities of Aurora will be combined with ATC and the results of operations of ATC and Aurora will also be combined as of the effective date of the merger. After the merger, ATC will
be   able  to  utilize  Aurora's  net  operating  loss  carryforward,  which  is approximately $970,000 at May 31, 1995. In addition, the intercompany balance between ATC and Aurora was forgiven.

                          INDEPENDENT AUDITOR'S REPORT

    To the Board of Directors and
Shareholders of Con-Test, Inc.
East Longmeadow, Massachusetts

    I have audited the accompanying balance sheets of Con-Test, Inc. as of December 31, 1993 and 1992, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

    I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1993 and 1992, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

James J. Slawski, CPA
April 21, 1994, except for Note 2, as to which the date is September 10, 1994

                                 CON-TEST, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1992

                                                                                            1993          1992
                                                                                        ------------  ------------
ASSETS
  Cash................................................................................  $     74,166  $    153,038
  Accounts receivable
    Trade, less allowance for doubtful accounts of
     $193,212 and $214,542 respectively...............................................     4,856,291     2,780,689
  Work in process.....................................................................                   1,026,528
  Video production costs..............................................................                     165,527
  Prepaid expenses and other assets...................................................       258,846       193,610
                                                                                        ------------  ------------
      Total current assets............................................................     5,189,303     4,319,392

  Furniture, fixtures and equipment, at cost, less accumulated depreciation (Notes 1
   and 2).............................................................................       756,853     1,594,158
                                                                                        ------------  ------------
      Total assets....................................................................  $  5,946,156  $  5,913,550
                                                                                        ------------  ------------
                                                                                        ------------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable, trade.............................................................       957,569       467,348
  Bank loan, line of credit (Note 3)..................................................     1,300,000       982,193
  Current portion of long-term debt...................................................       254,133       196,000
  Current portion capitalized lease obligation........................................        84,767        82,884
  Accrued and other liabilities (Note 5)..............................................       493,770       337,852
  Shareholder loans...................................................................        66,665        66,665
                                                                                        ------------  ------------
      Total current liabilities.......................................................     3,156,904     2,132,942

  Long-term debt, payments due after one year (Note 4)................................       635,717       653,333
  Capitalized lease obligations.......................................................        81,929       166,529
                                                                                        ------------  ------------
                                                                                             717,646       819,862

      Total liabilities...............................................................     3,874,550     2,952,804

  Shareholders' Equity:
    Common stock
      Authorized 1,000 shares, $6 par value; issued and
       outstanding 1,000 shares.......................................................         6,000         6,000
    Retained earnings.................................................................     2,065,606     2,954,746
                                                                                        ------------  ------------
      Total shareholders' equity......................................................     2,071,606     2,960,746
                                                                                        ------------  ------------
      Total liabilities and shareholders' equity......................................  $  5,946,156  $  5,913,550
                                                                                        ------------  ------------
                                                                                        ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                 CON-TEST, INC.
                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                     YEARS ENDED DECEMBER 31, 1993 AND 1992

                                                                                           1993           1992
                                                                                       -------------  ------------
Revenue..............................................................................  $  11,866,786  $  9,994,171
Operating expenses:
  Advertising and marketing..........................................................         75,796        68,039
  Bad debts..........................................................................        113,620       106,808
  Certification......................................................................         97,980       101,080
  Contributions......................................................................          7,269        11,036
  Conventions and trade shows........................................................         15,452         4,013
  Depreciation and amortization......................................................        412,655       368,314
  Dues and subscriptions.............................................................         40,412        27,453
  Education..........................................................................         46,122        44,264
  Employee travel....................................................................        161,279       144,764
  Heat, light and power..............................................................         56,478        56,586
  Insurance..........................................................................        407,649       139,042
  Maintenance........................................................................        143,254       125,335
  Micrographics......................................................................          5,329         1,556
  Motor vehicle expense..............................................................         86,750        96,729
  Office supplies and expense........................................................        183,436       126,368
  Operating supplies.................................................................        322,555       264,997
  Other administrative expenses......................................................        400,423       314,437
  Outside services...................................................................      1,479,244       767,651
  Payroll taxes......................................................................        530,095       479,712
  Postage............................................................................        140,637        94,199
  Professional fees..................................................................         83,984        84,803
  Property, sales and use tax........................................................         49,408        38,928
  Rent...............................................................................        553,823       551,256
  Salaries...........................................................................      5,431,306     5,066,988
  Telephone..........................................................................        240,451       211,787
  Training expense...................................................................         97,436        62,385
  Travel and entertainment...........................................................        329,994       168,900
  Write-down of long lived assets....................................................      1,082,933            --
                                                                                       -------------  ------------
      Total operating expenses.......................................................     12,595,770     9,527,430
                                                                                       -------------  ------------
  Income (loss) from operations......................................................       (728,984)      466,741

Nonoperating income (expense):
  Miscellaneous income...............................................................            334
  Interest income....................................................................          7,516        11,837
  Interest expense...................................................................       (157,735)     (130,640)
                                                                                       -------------  ------------
Income (loss) before income taxes....................................................       (878,869)      347,938
Income taxes (Note 1)................................................................         10,271         9,922
                                                                                       -------------  ------------
Net income (loss)....................................................................       (889,140)      338,016
Retained earnings, beginning of year.................................................      2,954,746     2,616,730
                                                                                       -------------  ------------
Retained earnings, end of year.......................................................  $   2,065,606  $  2,954,746
                                                                                       -------------  ------------
                                                                                       -------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                 CON-TEST, INC.
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1993 AND 1992

                                                                                            1993          1992
                                                                                        ------------  ------------
Net income (loss).....................................................................  $   (889,140) $    338,016

Adjustments:
  Depreciation and amortization.......................................................       412,655       368,314
  Write-down of long lived assets.....................................................     1,082,933            --
                                                                                        ------------  ------------
                                                                                             606,448       706,330
Change in Working Capital Items Other Than Cash:
Accounts receivable...................................................................    (2,075,602)     (201,760)
Work in process.......................................................................     1,026,528      (497,390)
Video production cost.................................................................       165,527       (50,335)
Prepaid expenses and other assets.....................................................       (65,236)      (47,330)
Accounts payable......................................................................       490,221       210,733
Accrued and other liabilities.........................................................       155,918        70,409
                                                                                        ------------  ------------
Total cash provided by operations.....................................................       303,804       190,657

Cash Flows From Investment Activities:
  Purchase of fixed assets............................................................      (504,183)     (413,866)
                                                                                        ------------  ------------
Cash used for investment activities...................................................      (504,183)     (413,866)

Cash Flows From Financing Activities:
  Proceeds from notes payable.........................................................       500,000            --
  Net payments on line of credit......................................................      (182,193)      (17,807)
  Proceeds from long-term debt and capital lease obligations..........................       107,900     1,220,400
  Payments on long-term debt and capital lease obligations............................      (304,200)   (1,014,113)
                                                                                        ------------  ------------
Cash provided by financing activities.................................................       121,507       188,480

Net decrease in cash..................................................................       (78,872)      (34,729)
                                                                                        ------------  ------------
Cash, Beginning of year...............................................................       153,038       187,767
                                                                                        ------------  ------------
Cash, End of year.....................................................................  $     74,166  $    153,038
                                                                                        ------------  ------------
                                                                                        ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                 CON-TEST, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ACCOUNTING POLICIES

    A.  METHOD OF ACCOUNTING AND INCOME TAXES

           The financial statements have been prepared using the accrual basis of accounting. The Company files its income tax returns on the cash basis whereby revenue associated with trade accounts receivable will be recognized when payments are received and various operating payables will be deducted when payments are made. In addition, there are timing differences in the treatment of depreciation and bad debt expense.

           The Company has elected to be taxed as a Subchapter S Corporation in accordance with the appropriate provisions of the IRS Code. Accordingly, for federal tax purposes, earnings and/or losses will be included in the personal returns of the stockholders. Thus, the Company will generally not incur tax obligations at the federal level. For state purposes, the tax treatment will vary depending on the tax laws of the states the Company does business in. The provision for state taxes reflects those taxes the Company has liability to pay at the corporate level.

    B.  REVENUE

           Revenue is recognized as services are rendered, in accordance with generally accepted accounting principles.

    C.  WORK IN PROCESS

           Work   in  process  represents   management's  estimate  of  services
       performed and unbilled at year end.

    D.  PROPERTY AND EQUIPMENT

           Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the assets as follows:

                                            8-10
Equipment.................................  years
Furniture and fixtures....................  5-7 years
Motor vehicles............................  5 years
Leasehold improvements....................  15 years

           Maintenance and repairs are charged to operations as incurred. Additions and betterments are capitalized. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of sale or retirement. Any resulting profit or loss is reflected currently in the income statement.

           Furniture, fixtures and equipment have been pledged as security for debt.

NOTE 2 -- FURNITURE, FIXTURES AND EQUIPMENT

        The major categories of assets are as follows:

                                                                                  1993          1992
                                                                              ------------  ------------
Leasehold improvements......................................................  $    271,215  $    253,963
Equipment...................................................................     1,470,478     2,003,722
Furniture and fixtures......................................................       581,819       553,550
Motor vehicles..............................................................       216,005       257,846
                                                                              ------------  ------------
                                                                                 2,539,517     3,069,081

Accumulated depreciation and amortization...................................     1,782,664     1,474,923
                                                                              ------------  ------------
                                                                              $    756,853  $  1,594,158
                                                                              ------------  ------------
                                                                              ------------  ------------

                                 CON-TEST, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- FURNITURE, FIXTURES AND EQUIPMENT (CONTINUED)
        Equipment has been written down below cost by $1,082,933 which is the decrease in the fair market value over the carrying amount of the assets as determined by the sale of the assets subsequent to December 31, 1993.

NOTE 3 -- NOTES PAYABLE

        The Company has a $1,000,000 revolving line of credit with a local bank at prime, expiring April 30, 1994, secured by the assets of the Company and the personal guaranty of the owner. The principal balance outstanding at December 31, 1993 is $800,000 with interest at 6%.

        The Company had a $1,000,000 revolving line of credit with a local bank at prime which expired on April 15, 1993 secured by the assets of the Company. The principal balance outstanding at December 31, 1992 was $982,193.

        The Company has a 120 day note from a bank at prime, expiring April 30, 1994, secured by the assets of the Company. The principal balance at December 31, 1993 is $500,000 with interest at 6%.

NOTE 4 -- LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION

        Long-term debt at December 31, 1993 and 1992 consists of the following:

                                                                                       1993          1992
                                                                                   ------------  ------------
Note payable to bank to finance purchase of equipment, due in monthly installments of principal of $16,333 and interest at prime plus 1/2% through
 April 15, 1997. Interest at December 31, 1993 was 6.5%. The note is
 collateralized by the assets of the Company.....................................  $    653,333  $    849,333

Term note payable to bank in monthly installments of principal of $3,650 and interest at prime plus 1/2% through April 29, 1998. Interest at December 31,
 1993 was 6.5%. The note is collateralized by the assets of the Company..........       197,100            --

Term note payable to bank in monthly installments of principal of $1,194 and interest at prime plus 1/2% through September 26, 1996. Interest at December 31,
 1993 was 6.5%. The note is collateralized by the assets of the Company..........        39,417            --

Capital lease obligation for computer equipment, payable in monthly lease payments of $7,861, including interest at an imputed rate of 10.9% through
 December, 1995..................................................................       166,696       249,413
                                                                                   ------------  ------------

                                                                                      1,056,546     1,098,746

Less current portion.............................................................       338,900       278,884
                                                                                   ------------  ------------
Long-term portion................................................................  $    717,646  $    819,862
                                                                                   ------------  ------------
                                                                                   ------------  ------------

                                 CON-TEST, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION (CONTINUED)
        Principal payments on the long-term debt due in future years are as follows:

YEARS ENDED DECEMBER 31,
----------------------------------------------------
1994................................................  $    338,900
1995................................................       336,062
1996................................................       250,551
1997................................................       109,133
1998................................................        21,900
                                                      ------------
                                                      $  1,056,546
                                                      ------------
                                                      ------------

NOTE 5 -- ACCRUED LIABILITIES

                                                                              1993        1992
                                                                           ----------  ----------
Accrued liabilities consist of the following:
Accrued vacation and other compensated absences..........................  $   49,625  $   54,480
Accrued payroll taxes....................................................          --      67,477
Accrued payroll..........................................................     206,511     128,068
Accrued other............................................................     157,312      87,827
Accrued liabilities -- shareholder.......................................      80,322          --
                                                                           ----------  ----------
                                                                           $  493,770  $  337,852
                                                                           ----------  ----------
                                                                           ----------  ----------

NOTE 6 -- PROFIT-SHARING PLAN

        The Company has a profit-sharing plan covering all eligible employees. No contributions were recorded in 1993 and 1992.

NOTE 7 -- RELATED PARTY TRANSACTION

    A.  LEASES

           The Company leases its buildings from its owners under two five-year triple net leases. Total lease expense in 1993 to the owners was $279,026. Total lease payments over the remaining one year under the leases will be:

1994.......................................  $ 260,532
                                             ---------
                                             ---------

NOTE 8 -- OTHER LEASES

        The Company leases facilities for several of its remote locations. Total lease payments for those leases over the remaining two years are:

1994.......................................    170,601
1995.......................................     78,171
                                             ---------
                                             $ 248,772
                                             ---------
                                             ---------

NOTE 9 -- CASH FLOW INFORMATION

                                                                                          1993        1992
                                                                                       ----------  ----------
Amounts paid for --
  Interest...........................................................................  $  157,735  $  130,640
  Income taxes.......................................................................      10,271       9,922

        During the year ended December 31, 1993, the Company incurred $154,100 of new debt as a result of its purchases of additional fixed assets.

                                 CON-TEST, INC.
                                 BALANCE SHEET
                               SEPTEMBER 10, 1994
                                  (UNAUDITED)

                                                                                 SEPTEMBER
                                                                                    10,
ASSETS                                                                              1994
                                                                                 ----------
 Current Assets:
    Cash and equivalents.......................................................     $41,835
    Trade accounts receivable, net allowance of $124,223.......................   2,782,847
    Notes receivable -- current................................................      50,676
    Cost in excess of billings on uncompleted contracts........................      40,000
    Prepaid expenses...........................................................     220,001
                                                                                 ----------
      Total current assets.....................................................   3,135,359
  Property and equipment, net..................................................   1,870,801
  Other assets.................................................................      49,020
                                                                                 ----------
      Total assets.............................................................  $5,055,180
                                                                                 ----------
                                                                                 ----------
LIABILITIES AND STOCKHOLDER'S EQUITY
  Current Liabilities:
    Current maturities of long-term debt.......................................  $1,354,358
    Accounts payable...........................................................     923,726
    Accrued compensation.......................................................     172,397
    Other accrued expenses.....................................................     382,017
                                                                                 ----------
        Total current liabilities..............................................   2,832,498
  Long-term debt, less current maturities......................................     637,099
  Stockholder's Equity:
  Common stock, $6 par value, 1,000 shares authorized, 1,000 shares issued and
   outstanding.................................................................       6,000
  Retained earnings............................................................   1,579,583
                                                                                 ----------
        Total stockholder's equity.............................................   1,585,583
                                                                                 ----------
        Total liabilities and stockholder's equity.............................  $5,055,180
                                                                                 ----------
                                                                                 ----------

   The accompanying notes are an integral part of these financial statements.

                                 CON-TEST, INC.
                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      SIX MONTHS ENDED SEPTEMBER 10, 1994
                                  (UNAUDITED)

Revenues........................................................................  $4,620,376
Cost of revenues................................................................  1,820,215
                                                                                  ---------
      Gross profit..............................................................  2,800,161
Operating expenses:
  Selling.......................................................................    290,427
  General and administrative....................................................  3,652,236
  Provision for bad debts.......................................................     16,367
                                                                                  ---------
                                                                                  3,959,030
      Operating loss............................................................  (1,158,869)
Nonoperating expense (income):
  Interest expense..............................................................     94,121
  Interest income...............................................................     (1,448)
  Other, net....................................................................     (5,820)
                                                                                  ---------
                                                                                     86,853
                                                                                  ---------
      Loss before income taxes..................................................  (1,245,722)
Income tax......................................................................          0
Net loss........................................................................  (1,245,722)
Retained earnings, beginning of period..........................................  2,825,305
                                                                                  ---------
Retained earnings, end of period................................................  $1,579,583
                                                                                  ---------
                                                                                  ---------

   The accompanying notes are an integral part of these financial statements.

                                 CON-TEST, INC.
                            STATEMENT OF CASH FLOWS
                      SIX MONTHS ENDED SEPTEMBER 10, 1994
                                  (UNAUDITED)

                                                                                                         1994
                                                                                                    --------------
Cash Flows From Operating Activities:
  Net loss........................................................................................  $   (1,245,722)
  Depreciation and amortization...................................................................         225,395
  Provision for bad debts.........................................................................          16,367
  Changes in operating assets and liabilities:
    Accounts and notes receivable.................................................................       1,552,915
    Prepaid expenses..............................................................................        (105,143)
    Other assets..................................................................................          12,992
    Accounts payable..............................................................................          (8,469)
    Accrued expenses..............................................................................          28,017
                                                                                                    --------------
      Net cash flows from operating activities....................................................         476,352
                                                                                                    --------------
Cash Flows From Investing Activities:
  Purchase of property and equipment..............................................................        (242,621)
                                                                                                    --------------
Cash Flows From Financing Activities:
  Payments on long-term debt......................................................................        (358,234)
                                                                                                    --------------
Net change in cash and cash equivalents...........................................................        (124,503)
Cash and Cash Equivalents, Beginning of period....................................................         166,338
                                                                                                    --------------
Cash and Cash Equivalents, End of period..........................................................  $       41,835
                                                                                                    --------------
                                                                                                    --------------

   The accompanying notes are an integral part of these financial statements.

                                 CON-TEST, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- Con-Test, Inc. (the "Company") is an environmental consulting and management firm providing industrial hygiene, environmental and lead-based paint consulting, analytical and training services and environmental risk analysis and management.

NOTE 2 -- In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position as of September 10, 1994 the results of operations and cash flows for the period ended September 10, 1994. The results of operations for the period presented is not necessarily indicative of the results to be expected for the full year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The Company suggests that these condensed financial statements be read in conjunction with the annual financial statements and the notes which are included elsewhere in this Prospectus.

NOTE 3 -- Effective October 1, 1994, ATC Environmental Inc. ("ATC") acquired certain assets and liabilities of the Company. Consideration received for the purchase consists of $2,100,000 in cash at closing, restricted ATC common stock valued at $493,000, a $535,000 note receivable over three years and payment of $4,500,000 of liabilities.

No adjustments have been made to these financial statements to reflect the sale of its assets and liabilities.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANY ONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ----------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Incorporation of Certain Information by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................           8
Price Range of Common Equity...................           9
Dividend Policy................................          10
Capitalization.................................          10
Recent Developments............................          11
Selected Financial Data........................          13
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          15
Business.......................................          21
Legal Proceedings..............................          30
Management.....................................          31
Principal and Selling Stockholders.............          33
Description of Capital Stock...................          34
Underwriting...................................          35
Legal Matters..................................          36
Experts........................................          36
Available Information..........................          36
Index to Financial Statements..................         F-1


                 [LOGO]

                                2,400,000 SHARES
                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------

                             RODMAN & RENSHAW, INC.

                        PENNSYLVANIA MERCHANT GROUP LTD

                                          , 1995

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with this offering are as follows:

                               AMOUNT TO BE PAID

                                                                                            SELLING
                                                                               COMPANY    SHAREHOLDER    TOTAL
                                                                              ----------  -----------  ----------
SEC Registration Fee........................................................  $   10,788   $   3,666   $   14,454
NASD Registration Fee.......................................................  $    3,629   $   1,063   $    4,692
Legal Fees..................................................................  $  100,000   $  --       $  100,000
Printing Fees and Expenses..................................................  $  200,000   $  --       $  200,000
Accounting Fees.............................................................  $  100,000   $  --       $  100,000
Blue Sky Fees and Expenses..................................................  $   20,000   $  --       $   20,000
Miscellaneous...............................................................  $   65,583   $  --       $   65,583
                                                                                          -----------
        Total...............................................................  $  500,000   $   4,729   $  504,729
                                                                                          -----------
                                                                                          -----------

ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation contains a provision which, in substance, eliminates the personal liability of the directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. By virtue of this provision, under current Delaware law a director of the Company will not be personally liable for monetary damages for breach of his fiduciary duty, except for liability for (a) breach of his duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware laws and (d) any transaction from which he receives an improper personal benefit. This provision pertains only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limits liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws. As a result of the inclusion of such provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. The inclusion of this provision in the Company's Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or Management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

    The General Corporation Law of Delaware provides generally that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative in nature to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Delaware law further provides that a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper.

    The indemnification and advancement of expenses provided by, or granted pursuant to Delaware Corporation Law is not be deemed exclusive of any other rights to which those seeking indemnification or advance of expenses may be entitled under any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    Article IX of the Company's By-Laws provides that the officers and directors of the Company shall be entitled to indemnification to the maximum extent permitted by Delaware law.

    The Company has entered into indemnification agreements with officers and directors of the Company and its subsidiaries (the "Indemnitee") wherein the Company has agreed to hold such officer and director harmless and to indemnify each person from and against any and all judgments, fines, amounts paid in settlements and expenses, including attorneys' fees, incurred as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or as a result of or in connection with any appeal therein, whether or not such action, suit proceeding is by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise which the Indemnitee serves in any capacity at the request of the Company, to which Indemnitee is, was or at any time becomes a party, or is threatened to be made a party or as a result of or by reason of the fact that Indemnitee is, was or at any time becomes a director or officer of the Company, or is or was serving or at any time services such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, whether arising out of any breach of Indemnitee's fiduciary duty, under any state or federal law or otherwise as a director or officer of the Company or as a director, officer, employee or agent of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; provided, however, that no indemnity pursuant to the indemnification agreements shall be paid by the Company (1) except to the extent the aggregate of losses to be indemnified exceeds the amount of such losses for which Indemnitee is actually paid pursuant to any insurance purchased and maintained by the Company for the benefit of Indemnitee; (2) if judgment or other final adjudication established that the Indemnitee's acts were committed in bad faith or were the result of dishonesty so adjudicated, or that Indemnitee personally gained in fact a financial profit or other advantage to which Indemnitee was not legally entitled; or (3) if a final judgment by a court having jurisdiction in the matter or the Court of Chancery shall determine that Indemnitee is not entitled to such indemnification. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, (the "Act") and is therefore unenforceable.

ITEM 16:  EXHIBITS


         1   Revised form of Underwriting Agreement *
         2   Agreement and Plan of Merger to reincorporate in Delaware (contained in
              Exhibits 3(b) and 3(c) (1)
         2(a) Agreement and Plan of Merger between ATC Environmental Inc. and Aurora
              Environmental Inc. (8)
         3(a) Certificate of Incorporation of Registrant (1)
         3(b) Certificate of Ownership and Merger of Registrant (Delaware) (1)
         3(c) By-Laws (1)
         3(d) Certificate of Merger (Aurora Environmental Inc. merging with and into
              ATC Environmental Inc.) (11)
         4   Specimen of Common Stock (8)
         5   Opinion re: legality-Lester Morse, P.C. **
        10   Employee Savings (401(k)) Plan (2)
        10(a) New York City Lease (3)
        10(b) Left blank intentionally
        10(c) Form of Indemnity Agreement (12)
        10(d) Promissory Notes - Atlantic Bank of New York (6)
        10(e) Amended and Restated Grid Promissory Note (8)
        10(f) Agreement for sale and purchase of business assets by and among ATC New England
              Corp., (a wholly owned subsidiary of ATC Environmental Inc.) T&K Business Trust
              (a Massachusetts business trust and successor to Con-Test, Inc.) and Thomas E.
              and Kathleen R. Veratti (principal shareholders and key employees) (7)
        11   Statements re: computation of per share earnings (4)
        21   Subsidiaries of Registrant (5)
        23(a) Independent Auditors' Consent - Deloitte & Touche LLP*
        23(b) Independent Auditors' Consent - James Slawski CPA*
        23(c) Consent of Counsel (contained in Exhibit 5)*
        99   1988 Stock Option Plan (9)
        99(a) 1993 Stock Option Plan (10)


------------------------

*   Filed herewith.


**  Previously filed


(1) Reference is made to the Registrant's Registration Statement File #33-19889 on Form S-1, which is incorporated by reference and contains exhibits 2, 3(a), 3(b) and 3(c).

(2) Reference is made to the Registrant's Form 10-K for the fiscal year ended February 28, 1990 which is incorporated by reference and contains Exhibit 10.

(3) Reference is made to the Registrant's Form 10-K for the fiscal year ended February 29, 1992 which is incorporated by reference and contains exhibit 10(a).

(4) Reference is made to the Registrant's Form 10-K for the fiscal year ended February 28, 1995 and Form 10-Q for the quarter ended May 31, 1995 which is incorporated by reference and contains Exhibit 11.

(5) ATC has four wholly-owned subsidiaries, namely, Hygeia ProScience Laboratories Inc. ("Hygeia"), ATC Management Inc. ("Management Co."), ATC New England Corp. ("ATC New England") and ATC Blattert Inc. ("Blattert"). Hygeia, Management Co., ATC New England and Blattert are formed under the laws of the States of Delaware, South Dakota, Delaware and South Dakota, respectively. Hygeia does business under the name Hygeia ProScience, Inc. Management Co. does business under the name ATC Management, Inc. ATC New
    England does business under its own name and Con-Test. Blattert does business under ATC Blattert Inc., Blattert & Associates Inc. and Microbial Environmental Services, Inc.

(6) Reference is made to the Registrant's Form 10-K for its fiscal year ended February 28, 1993, which is incorporated by reference and contains Exhibit 10(d).

(7) Reference is made to the Registrant's Form 8-K (date of earliest event - October 1, 1994) which is incorporated by reference and contains Exhibit 10(f).

(8) Reference is made to the Registrant's Form S-4 Registration Statement, file No. 33-88380 which is incorporated by reference and contains Exhibits 2(a), 4 and 10(e).

(9) Reference is made to the Registrant's Form S-8 Registration Statement, file #33-55592 which is incorporated by reference and contains Exhibit 99.

(10) Reference is made to the Registrant's Form S-8 Registration Statement, File #33-77578 which is incorporated by reference and contains Exhibit 99.1.

(11) Reference is made to the Registrant's Form 10-Q for the quarter ended May 31, 1995, which is incorporated by reference and contains Exhibit 3(d).

(12) Reference is made to the Registrant's Form 10-K for its fiscal year ended February 28, 1995, which is incorporated by reference and contains Exhibit 10(c).

ITEM 17:  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Form S-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 10th day of October, 1995.


                                          ATC ENVIRONMENTAL INC.

                                          By: ________/s/ Morry F. Rubin________
                                                  Morry F. Rubin, PRESIDENT
                                                 AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Morry F. Rubin his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all future amendments to the Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents all authority to do and perform each and every act and thing and purpose as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Form S-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURES                                     TITLES                         DATE
------------------------------------------------------  ---------------------------------  ----------------------

                   /s/ George Rubin                     Chairman of the Board, Secretary
                     George Rubin                        and Director                         October 10, 1995

                  /s/ Morry F. Rubin                    President, Chief Executive
                    Morry F. Rubin                       Officer, Treasurer and Director      October 10, 1995

                /s/ Richard L. Pruitt                   Vice President, Principal
                  Richard L. Pruitt                      Accounting Officer and Director      October 10, 1995

                   /s/ Wayne Crosby
                     Wayne Crosby                       Chief Financial Officer               October 10, 1995

                 Richard E. Greenberg                   Director                                   , 1995

                 /s/ Julia S. Heckman
                   Julia S. Heckman                     Director                              October 10, 1995

                                 EXHIBIT INDEX


  EXHIBIT                                                                                                        PAGE
-----------                                                                                                   -----------

         1   Revised form of Underwriting Agreement *
         2   Agreement and Plan of Merger to reincorporate in Delaware (contained in
              Exhibits 3(b) and 3(c) (1)
         2(a) Agreement and Plan of Merger between ATC Environmental Inc. and Aurora Environmental Inc. (8)
         3(a) Certificate of Incorporation of Registrant (1)
         3(b) Certificate of Ownership and Merger of Registrant (Delaware) (1)
         3(c) By-Laws (1)
         3(d) Certificate of Merger (Aurora Environmental Inc. merging with and into
              ATC Environmental Inc.) (11)
         4   Specimen of Common Stock (8)
         5   Opinion re: legality-Lester Morse, P.C. **
        10   Employee Savings (401(k)) Plan (2)
        10(a) New York City Lease (3)
        10(b) Left blank intentionally
        10(c) Form of Indemnity Agreement (12)
        10(d) Promissory Notes - Atlantic Bank of New York (6)
        10(e) Amended and Restated Grid Promissory Note (8)
        10(f) Agreement for sale and purchase of business assets by and among ATC New England Corp., (a wholly owned subsidiary of ATC Environmental Inc.) T&K Business Trust (a Massachusetts
              business trust and successor to Con-Test, Inc.) and Thomas E. and Kathleen R. Veratti
              (principal shareholders and key employees) (7)
        11   Statements re: computation of per share earnings (4)
        21   Subsidiaries of Registrant (5)
        23(a) Independent Auditors' Consent - Deloitte & Touche LLP*
        23(b) Independent Auditors' Consent - James Slawski CPA*
        23(c) Consent of Counsel (contained in Exhibit 5)*
        99   1988 Stock Option Plan (9)
        99(a) 1993 Stock Option Plan (10)


------------------------

*   Filed herewith.


**  Previously filed.


(1) Reference is made to the Registrant's Registration Statement File #33-19889 on Form S-1, which is incorporated by reference and contains exhibits 2, 3(a), 3(b) and 3(c).

(2) Reference is made to the Registrant's Form 10-K for the fiscal year ended February 28, 1990 which is incorporated by reference and contains Exhibit 10.

(3) Reference is made to the Registrant's Form 10-K for the fiscal year ended February 29, 1992 which is incorporated by reference and contains exhibit 10(a).

(4) Reference is made to the Registrant's Form 10-K for the fiscal year ended February 28, 1995 and Form 10-Q for the quarter ended May 31, 1995 which is incorporated by reference and contains Exhibit 11.

(5) ATC has four wholly-owned subsidiaries, namely, Hygeia ProScience Laboratories Inc. ("Hygeia"), ATC Management Inc. ("Management Co."), ATC New England Corp. ("ATC New England") and ATC Blattert Inc. ("Blattert"). Hygeia, Management Co., ATC New England and Blattert are formed under the laws of the States of Delaware, South Dakota, Delaware and South Dakota, respectively. Hygeia does business under the name Hygeia ProScience, Inc. Management Co. does business under the name ATC Management, Inc. ATC New England does business under its own name and Con-Test. Blattert does business under ATC Blattert Inc., Blattert & Associates Inc. and Microbial Environmental Services, Inc.

(6) Reference is made to the Registrant's Form 10-K for its fiscal year ended February 28, 1993, which is incorporated by reference and contains Exhibit 10(d).

(7) Reference is made  to the Registrant's  Form 8-K (date  of earliest event  -
    October 1, 1994) which is incorporated by reference and contains Exhibit 10(f).

(8) Reference is made to the Registrant's Form S-4 Registration Statement, file No. 33-88380 which is incorporated by reference and contains Exhibits 2(a), 4 and 10(e).

(9) Reference is made to the Registrant's Form S-8 Registration Statement, file #33-55592 which is incorporated by reference and contains Exhibit 99.

(10)Reference is made to the Registrant's Form S-8 Registration Statement, File #33-77578 which is incorporated by reference and contains Exhibit 99.1.

(11)Reference is made to the Registrant's Form 10-Q for the quarter ended May 31, 1995, which is incorporated by reference and contains Exhibit 3(d).

(12)Reference is made to the Registrant's Form 10-K for its fiscal year ended February 28, 1995, which is incorporated by reference and contains Exhibit 10(c).